Statement of Management’s Responsibility
for Financial Information

The management of Bank of Montreal (the “Bank”) is responsible for preparation and presentation of the annual consolidated financial statements, Management’s Discussion and Analysis (“MD&A”) and all other information in the Annual Report.
          The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and the requirements of the Securities and Exchange Commission (“SEC”) in the United States, as applicable. The financial statements also comply with the provisions of the Bank Act and related regulations, including interpretations of GAAP by our regulator, the Superintendent of Financial Institutions Canada.
          The MD&A has been prepared in accordance with the requirements of securities regulators, including National Instrument 51-102 of the Canadian Securities Administrators (“CSA”) as well as Item 303 of Regulation S-K of the Securities Exchange Act, and their related published requirements.
          The consolidated financial statements and information in the MD&A necessarily include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. In addition, in preparing the financial information we must interpret the requirements described above, make determinations as to the relevancy of information to be included, and make estimates and assumptions that affect reported information. The MD&A also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.
          The financial information presented elsewhere in the Annual Report is consistent with that in the consolidated financial statements.
          In meeting our responsibility for the reliability and timeliness of financial information, we maintain and rely on a comprehensive system of internal controls and internal audit, including organizational and procedural controls, disclosure controls and procedures, and internal control over financial reporting. Our system of internal controls includes written communication of our policies and procedures governing corporate conduct and risk management; comprehensive business planning; effective segregation of duties;
delegation of authority and personal accountability; escalation of relevant information for decisions regarding public disclosure; careful selection and training of personnel; and accounting policies that we regularly update. This structure ensures appropriate internal controls over transactions, assets and records. We also regularly audit internal controls. These controls and audits are designed to provide us with reasonable assurance that the financial records are reliable for preparing financial statements and other financial information, assets are safeguarded against unauthorized use or disposition, liabilities are recognized, and we are in compliance with all regulatory requirements.
          As at October 31, 2008 we, as Bank of Montreal’s Chief Executive Officer and Interim Chief Financial Officer, have determined that the Bank’s internal control over financial reporting is effective. We have certified Bank of Montreal’s annual filings with the CSA and the SEC as required in Canada by National Instrument 52-109 (Certification of Disclosure in Issuers’ Annual and Interim Filings) and in the United States by the Securities Exchange Act of 1934.
          In order to provide their opinions on our consolidated financial statements and on Bank of Montreal’s internal control over financial reporting, the Shareholders’ Auditors review our system of internal controls and conduct work to the extent that they consider appropriate.
          The Board of Directors, based on recommendations from its Audit Committee, reviews and approves the financial information contained in the Annual Report, including the MD&A. The Board of Directors and its relevant Committees oversee management’s responsibilities for the preparation and presentation of financial information, maintenance of appropriate internal controls, compliance with legal and regulatory requirements, management and control of major risk areas, and assessment of significant and related party transactions.
          The Audit Committee, which is comprised entirely of independent directors, is also responsible for selecting the Shareholders’ Auditors and reviewing the qualifications, independence and performance of both the Shareholders’ Auditors and internal audit. The Shareholders’ Auditors and the Bank’s Chief Auditor have full and free access to the Board of Directors and its Audit and other relevant Committees to discuss audit, financial reporting and related matters.

William A. Downe President and Chief Executive Officer	Russel C. Robertson Interim Chief Financial Officer	Canada November 25, 2008

102  |  BMO Financial Group 191st Annual Report 2008

Shareholders’ Auditors’ Reports

To the Shareholders of Bank of Montreal
We have audited the consolidated balance sheets of Bank of Montreal (the “Bank”) as at October 31, 2008 and 2007 and the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended October 31, 2008. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
          We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
          In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Bank as at October 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2008 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants, Licensed Public Accountants
Toronto, Canada
November 25, 2008

To the Shareholders and Board of Directors
of Bank of Montreal
We have audited Bank of Montreal’s (the “Bank”) internal control over financial reporting as of October 31, 2008, based on the criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included on page 72 of Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit.
          We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
          A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.
          Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
          In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of October 31, 2008, based on the criteria established in Internal Control – Integrated Framework issued by COSO.
          We also have conducted audits of the consolidated financial statements of the Bank for each of the years in the three-year period ended October 31, 2008 in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Our report dated November 25, 2008 expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants, Licensed Public Accountants
Toronto, Canada
November 25, 2008

  BMO Financial Group 191st Annual Report 2008  |  103

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheet

As at October 31 (Canadian $ in millions)	2008	2007

Assets
Cash Resources (Note 2)	$21,105	$22,890

Securities (Note 3)
Trading	66,032	70,773
Available-for-sale	32,115	26,010
Other	1,991	1,494

	100,138	98,277

Loans (Notes 4 and 8)
Residential mortgages	49,343	52,429
Consumer instalment and other personal	43,737	33,189
Credit cards	2,120	4,493
Businesses and governments	84,151	62,650
Securities borrowed or purchased under resale agreements	28,033	37,093

	207,384	189,854
Customers’ liability under acceptances	9,358	12,389
Allowance for credit losses	(1,747)	(1,055)

	214,995	201,188

Other Assets
Derivative instruments (Note 10)	65,586	32,585
Premises and equipment (Note 11)	2,227	1,980
Goodwill (Note 13)	1,635	1,140
Intangible assets (Note 13)	204	124
Other (Note 14)	10,160	8,340

	79,812	44,169

Total Assets	$416,050	$366,524

Liabilities and Shareholders’ Equity
Deposits (Note 15)
Banks	$30,346	$34,100
Businesses and governments	136,111	121,748
Individuals	91,213	76,202

	257,670	232,050

Other Liabilities
Derivative instruments (Note 10)	60,048	33,584
Acceptances (Note 16)	9,358	12,389
Securities sold but not yet purchased (Note 16)	18,792	25,039
Securities lent or sold under repurchase agreements (Note 16)	32,492	31,263
Other (Note 16)	14,071	12,055

	134,761	114,330

Subordinated Debt (Note 18)	4,315	3,446

Capital Trust Securities (Note 19)	1,150	1,150

Preferred Share Liability (Note 21)	250	250

Shareholders’ Equity
Share capital (Note 21)	6,454	5,607
Contributed surplus	69	58
Retained earnings	11,632	11,166
Accumulated other comprehensive loss	(251)	(1,533)

	17,904	15,298

Total Liabilities and Shareholders’ Equity	$416,050	$366,524

  The accompanying notes are an integral part of these consolidated financial statements.

William A. Downe	Philip S. Orsino
President and Chief Executive Officer	Chairman, Audit Committee

104  |  BMO Financial Group 191st Annual Report 2008

Consolidated Statement of Income

For the Year Ended October 31 (Canadian $ in millions, except as noted)	2008	2007	2006

Interest, Dividend and Fee Income
Loans	$10,614	$11,557	$9,985
Securities (Note 3)	3,206	3,153	2,158
Deposits with banks	930	1,128	769

	14,750	15,838	12,912

Interest Expense
Deposits	7,341	7,905	5,743
Subordinated debt	222	180	169
Capital trust securities and preferred shares (Notes 19 and 21)	91	99	99
Other liabilities	2,009	2,811	2,157

	9,663	10,995	8,168

Net Interest Income	5,087	4,843	4,744
Provision for credit losses (Note 4)	1,330	353	176

Net Interest Income After Provision for Credit Losses	3,757	4,490	4,568

Non-Interest Revenue
Securities commissions and fees	1,105	1,145	1,051
Deposit and payment service charges	756	728	729
Trading revenues (losses)	546	(487)	718
Lending fees	429	406	337
Card fees (Note 16)	291	107	396
Investment management and custodial fees	339	322	298
Mutual fund revenues	589	576	499
Securitization revenues (Note 8)	513	296	100
Underwriting and advisory fees	353	528	407
Securities gains (losses), other than trading (Note 3)	(315)	246	145
Foreign exchange, other than trading	80	132	102
Insurance income	222	230	204
Other	210	277	255

	5,118	4,506	5,241

Net Interest Income and Non-Interest Revenue	8,875	8,996	9,809

Non-Interest Expense
Employee compensation (Notes 23 and 24)	3,976	3,825	3,824
Premises and equipment (Note 11)	1,382	1,303	1,211
Amortization of intangible assets (Note 13)	42	46	44
Travel and business development	328	287	253
Communications	202	149	131
Business and capital taxes	42	47	94
Professional fees	384	301	287
Other	546	484	509

	6,902	6,442	6,353

Restructuring Charge (Reversal) (Note 17)	(8)	159	–

Income Before Provision for (Recovery of) Income Taxes and Non-Controlling Interest in Subsidiaries	1,981	2,395	3,456
Income taxes (Note 25)	(71)	189	717

	2,052	2,206	2,739
Non-controlling interest in subsidiaries (Notes 16 and 19)	74	75	76

Net Income	$1,978	$2,131	$2,663

Preferred share dividends (Note 21)	$73	$43	$30
Net income available to common shareholders	$1,905	$2,088	$2,633
Average common shares (in thousands)	502,062	499,950	501,257
Average diluted common shares (in thousands)	506,697	508,614	511,173

Earnings Per Share (Canadian $) (Note 26)
Basic	$3.79	$4.18	$5.25
Diluted	3.76	4.11	5.15
Dividends Declared Per Common Share	2.80	2.71	2.26

  The accompanying notes are an integral part of these consolidated financial statements.

  BMO Financial Group 191st Annual Report 2008  |  105

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statement of Comprehensive Income

For the Year Ended October 31 (Canadian $ in millions)				2008	2007	2006

Net income				$1,978	$2,131	$ 2,663
Other Comprehensive Income
Net change in unrealized gains (losses) on available-for-sale securities				(109)	32	–
Net change in unrealized gains (losses) on cash flow hedges				424	(115)	–
Net gain (loss) on translation of net foreign operations				967	(613)	(177)

Total Comprehensive Income				$3,260	$1,435	$ 2,486

Consolidated Statement of Changes in Shareholders’ Equity

For the Year Ended October 31 (Canadian $ in millions, except as noted)				2008	2007	2006

Preferred Shares (Note 21)
Balance at beginning of year				$1,196	$596	$ 596
Issued during the year				550	600	–

Balance at End of Year				1,746	1,196	596

	Number of Shares

	2008	2007	2006

Common Shares (Note 21)
Balance at beginning of year	498,562,702	500,726,079	500,219,068	4,411	4,231	4,022
Issued under the Shareholder Dividend
Reinvestment and Share Purchase Plan (Note 21)	2,413,244	1,626,374	1,378,328	122	113	89
Issued under the Stock Option Plan (Note 23)	1,778,586	3,774,644	5,014,557	60	132	169
Issued on the exchange of shares of a subsidiary corporation (Note 21)	7,260	57,205	33,526	–	1	–
Issued on the acquisition of a business (Note 12)	3,283,190	–	–	180	–	–
Repurchased for cancellation (Note 21)	–	(7,621,600)	(5,919,400)	–	(66)	(49)

Balance at End of Year	506,044,982	498,562,702	500,726,079	4,773	4,411	4,231

Treasury Shares (Note 21)	(1,469,949)	–	–	(65)	–	–

Contributed Surplus
Balance at beginning of year				58	49	35
Stock option expense/exercised (Note 23)				11	9	14

Balance at End of Year				69	58	49

Retained Earnings
Balance at beginning of year				11,166	10,974	9,801
Cumulative impact of adopting new accounting requirements for financial instruments (net of income taxes of $39) (Notes 3, 4, 15)				–	(71)	–
Net income				1,978	2,131	2,663
Dividends – Preferred shares (Note 21)				(73)	(43)	(30)
– Common shares (Note 21)				(1,410)	(1,353)	(1,133)
Common shares repurchased for cancellation (Note 21)				–	(458)	(327)
Share issue expense				(10)	(14)	–
Net discount on treasury shares				(19)	–	–

Balance at End of Year				11,632	11,166	10,974

Accumulated Other Comprehensive Income (Loss) on Available-for-Sale Securities
Balance at beginning of year				35	–	–
Impact of remeasuring available-for-sale securities to market value on November 1, 2006 (net of income taxes of $1)				–	3	–
Unrealized gains (losses) on available-for-sale securities arising during the year (net of income taxes of $137 and $6)				(280)	15	–
Reclassification to earnings of losses in the year (net of income taxes of $84 and $12)				171	17	–

Balance at End of Year				(74)	35	–

Accumulated Other Comprehensive Income (Loss) on Cash Flow Hedges
Balance at beginning of year				(166)	–	–
Impact of adopting new cash flow hedge accounting rules on November 1, 2006 (net of income taxes of $28)				–	(51)	–
Gains (losses) on cash flow hedges arising during the year (net of income taxes of $173 and $64)				363	(128)	–
Reclassification to earnings of losses on cash flow hedges (net of income taxes of $31 and $6)				61	13	–

Balance at End of Year				258	(166)	–

Accumulated Other Comprehensive Loss on Translation of Net Foreign Operations
Balance at beginning of year				(1,402)	(789)	(612)
Unrealized gain (loss) on translation of net foreign operations				2,726	(1,697)	(472)
Impact of hedging unrealized gain (loss) on translation of net foreign operations (net of income taxes of $881, $575 and $156)				(1,759)	1,084	295

Balance at End of Year				(435)	(1,402)	(789)

Total Accumulated Other Comprehensive Loss				(251)	(1,533)	(789)

Total Shareholders’ Equity				$17,904	$15,298	$15,061

  The accompanying notes are an integral part of these consolidated financial statements.

106  |  BMO Financial Group 191st Annual Report 2008

Consolidated Statement of Cash Flows

For the Year Ended October 31 (Canadian $ in millions)	2008	2007	2006

Cash Flows from Operating Activities
Net income	$1,978	$2,131	$2,663
Adjustments to determine net cash flows provided by (used in) operating activities
Write-down of securities, other than trading	324	18	9
Net (gain) on securities, other than trading	(9)	(264)	(154)
Net (increase) decrease in trading securities	8,275	(23,028)	(8,565)
Provision for credit losses	1,330	353	176
(Gain) on sale of securitized loans (Note 8)	(420)	(202)	(69)
Change in derivative instruments – (Increase) decrease in derivative asset	(29,370)	(4,991)	356
– Increase in derivative liability	20,645	5,807	3,328
Amortization of premises and equipment (Note 11)	393	390	360
Amortization of intangible assets	42	46	44
Net (increase) in future income taxes	(157)	(176)	(153)
Net increase (decrease) in current income taxes	(314)	(800)	144
Change in accrued interest – (Increase) decrease in interest receivable	303	(129)	(468)
– Increase (decrease) in interest payable	(351)	537	303
Changes in other items and accruals, net	1,590	(1,243)	1,084
(Gain) on sale of land and buildings (Note 11)	(13)	(6)	–

Net Cash Provided by (Used in) Operating Activities	4,246	(21,557)	(942)

Cash Flows from Financing Activities
Net increase (decrease) in deposits	(1,412)	45,222	13,108
Net increase (decrease) in securities sold but not yet purchased	(7,251)	10,328	(708)
Net increase (decrease) in securities lent or sold under repurchase agreements	(3,731)	2,325	9,987
Net increase (decrease) in liabilities of subsidiaries	2,045	335	(94)
Repayment of subordinated debt (Note 18)	(150)	(483)	(425)
Proceeds from issuance of subordinated debt (Note 18)	900	1,200	700
Redemption of preferred share liability (Note 21)	–	(200)	–
Proceeds from issuance of preferred shares (Note 21)	550	600	–
Proceeds from issuance of common shares	182	245	258
Share issue expense	(10)	(14)	–
Common shares repurchased for cancellation (Note 21)	–	(524)	(376)
Dividends paid	(1,483)	(1,396)	(1,163)

Net Cash Provided by (Used in) Financing Activities	(10,360)	57,638	21,287

Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits with banks	10,077	(5,709)	901
Purchases of securities, other than trading	(26,423)	(50,366)	(20,433)
Maturities of securities, other than trading	16,984	24,635	9,494
Proceeds from sales of securities, other than trading	8,268	11,824	7,920
Net (increase) in loans and loan substitute securities	(23,387)	(9,265)	(18,868)
Proceeds from securitization of loans (Note 8)	11,448	3,330	4,994
Net (increase) decrease in securities borrowed or purchased under resale agreements	14,665	(8,280)	(3,723)
Proceeds from sales of land and buildings (Note 11)	19	45	–
Premises and equipment – net purchases	(449)	(405)	(519)
Acquisitions (Note 12)	(155)	(301)	(70)

Net Cash Provided by (Used in) Investing Activities	11,047	(34,492)	(20,304)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	551	(397)	5

Net Increase in Cash and Cash Equivalents	5,484	1,192	46
Cash and Cash Equivalents at Beginning of Year	3,650	2,458	2,412

Cash and Cash Equivalents at End of Year	$9,134	$3,650	$2,458

Represented by:
Cash and non-interest bearing deposits with Bank of Canada and other banks	$6,936	$2,264	$1,154
Cheques and other items in transit, net	2,198	1,386	1,304

	$9,134	$3,650	$2,458

Supplemental Disclosure of Cash Flow Information
Amount of interest paid in the year	$9,900	$10,543	$7,873
Amount of income taxes paid in the year	$456	$940	$630

The accompanying notes are an integral part of these consolidated financial statements.
Certain comparative figures have been reclassified to conform with the current year’s presentation.

  BMO Financial Group 191st Annual Report 2008  |  107

Notes to Consolidated Financial Statements
Note 1: Basis of Presentation
We prepare our consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”), including interpretations of GAAP by our regulator, the Superintendent of Financial Institutions Canada (“OSFI”). We have included certain risk disclosures on pages 73 to 80 in the Management’s Discussion and Analysis section of this Annual Report, as is permitted under GAAP. These disclosures are identified in a blue-tinted font (text and tables) for clear identification and form an integral part of these consolidated financial statements.
           We reconcile our Canadian GAAP results to those that would be reported under United States GAAP. Significant differences in consolidated total assets, total liabilities or net income arising from applying United States GAAP are described in Note 31. In addition, our consolidated financial statements comply with certain disclosure requirements of United States GAAP.
Basis of Consolidation
We conduct business through a variety of corporate structures, including subsidiaries and joint ventures. Subsidiaries are those where we exercise control through our ownership of the majority of the voting shares. Joint ventures are those where we exercise joint control through an agreement with other shareholders. All of the assets, liabilities, revenues and expenses of our subsidiaries and our proportionate share of the assets, liabilities, revenues and expenses of our joint ventures are included in our consolidated financial statements. All significant inter-company transactions and balances are eliminated.
           We hold investments in companies where we exert significant influence over operating, investing and financing decisions (those where we own between 20% and 50% of the voting shares). These are recorded at cost and are adjusted for our proportionate share of any net income or loss and dividends. They are recorded as other securities in our Consolidated Balance Sheet and our proportionate share of the net income or loss of these companies is recorded in interest, dividend and fee income, securities, in our Consolidated Statement of Income.
           We hold interests in variable interest entities, which we consolidate where we are deemed to be the primary beneficiary. These are more fully described in Note 9.
Translation of Foreign Currencies
We conduct business in a variety of foreign currencies and report our consolidated financial statements in Canadian dollars. Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses denominated in foreign currencies are translated using the average exchange rate for the year.
           Unrealized gains and losses arising from translating net investments in foreign operations into Canadian dollars, net of related hedging activities and applicable income taxes, are included in shareholders’ equity within accumulated other comprehensive income (loss) on translation of net foreign operations. When we sell or liquidate an investment in a foreign operation, the associated translation gains and losses, previously included in shareholders’ equity as accumulated other comprehensive income (loss) on translation of net foreign operations, are recorded as part of the gain or loss on disposition in non-interest revenue, securities gains (losses), other than trading. All other foreign currency translation gains and losses are included in foreign exchange, other than trading, in our Consolidated Statement of Income as they arise.
           From time to time, we enter into foreign exchange hedge contracts to reduce our exposure to changes in the value of foreign currencies. Realized and unrealized gains and losses on the mark-to-market of foreign exchange hedge contracts are included in foreign exchange, other than trading, in our Consolidated Statement of Income.
Specific Accounting Policies
To facilitate a better understanding of our consolidated financial statements, we have disclosed our significant accounting policies throughout the following notes with the related financial disclosures by major caption:

Note	Topic	Page	Note	Topic	Page

1	Basis of Presentation	108	19	Capital Trust Securities	133
2	Cash Resources	109	20	Interest Rate Risk	133
3	Securities	109	21	Share Capital	135
4	Loans, Customers’ Liability		22	Capital Management	136
	under Acceptances and Allowance for Credit Losses	113	23	Employee Compensation –
				Stock-Based Compensation	137
5	Other Credit Instruments	115	24	Employee Compensation –
6	Risk Management	115		Pension and Other
7	Guarantees	118		Employee Future Benefits	139
8	Asset Securitization	118	25	Income Taxes	142
9	Variable Interest Entities	120	26	Earnings Per Share	143
10	Derivative Instruments	122	27	Operating and Geographic
11	Premises and Equipment	127		Segmentation	144
12	Acquisitions	128	28	Related Party Transactions	146
13	Goodwill and Intangible Assets	129	29	Contingent Liabilities	146
14	Other Assets	129	30	Fair Value of
15	Deposits	130		Financial Instruments	147
16	Other Liabilities	131	31	Reconciliation of Canadian
17	Restructuring Charge	131		and United States
18	Subordinated Debt	132		Generally Accepted
				Accounting Principles	148

Changes in Accounting Policy
A change in accounting policy that resulted from changes by Canadian standard setters in the current year is disclosed as follows: securities – Note 3. New disclosures that resulted from changes by Canadian standard setters in the current year are disclosed as follows: financial instruments disclosures – Notes 3, 4, 15 and 29; risk management – Note 6; and capital management – Note 22.
           Changes in accounting policy that resulted from changes by Canadian standard setters in 2007 are disclosed as follows: presentation of a Consolidated Statement of Comprehensive Income, which is comprised of net income, changes in unrealized gains or losses related to cash flow hedges and the net unrealized foreign exchange gain or loss related to our net investment in foreign operations; securities – Note 3; effective interest method – Note 4; hedging derivatives – Note 10; and fair value option – Notes 3 and 15.
Future Changes in Accounting Policy
Effective November 1, 2008, we will adopt the new Canadian Institute of Chartered Accountants (“CICA”) Handbook section 3064 “Goodwill and Intangible Assets”. This section establishes new standards for the recognition and measurement of intangible assets, but does not affect the accounting for goodwill. The impact of implementation of this standard will not be material to our results of operations or financial position.
Use of Estimates
In preparing our consolidated financial statements we must make estimates and assumptions, mainly concerning fair values, which affect reported amounts of assets, liabilities, net income and related disclosures. The most significant assets and liabilities where we must make estimates include: measurement of other than temporary impairment – Note 3; valuation of securities at fair value – Note 3; allowance for credit losses – Note 4; accounting for securitizations – Note 8; consolidation of variable interest entities – Note 9; valuation of derivative instruments at fair value – Note 10; goodwill – Note 13; customer loyalty program – Note 16; pension and other employee future benefits – Note 24; income taxes – Note 25; and contingent liabilities – Note 29. If actual results differ from the estimates, the impact would be recorded in future periods.

108  |  BMO Financial Group 191st Annual Report 2008

Note 2: Cash Resources

(Canadian $ in millions)	2008	2007

Cash and non-interest bearing deposits with Bank of Canada and other banks	$6,936	$2,264
Cheques and other items in transit, net	2,198	1,386

Total cash and cash equivalents	9,134	3,650
Interest bearing deposits with banks	11,971	19,240

Total	$21,105	$22,890

Cash and Cash Equivalents
Cash and cash equivalents comprise balances, including cash and non-interest bearing deposits with Bank of Canada and other banks and cheques and other items in transit.
Deposits with Banks
Deposits with banks are recorded at amortized cost and include acceptances we have purchased that were issued by other banks. Interest income earned on these deposits is recorded on an accrual basis.
Cheques and Other Items in Transit, Net
Cheques and other items in transit are recorded at cost and represent the net position of the uncleared cheques and other items in transit between us and other banks.
Cash Restrictions
Some of our foreign operations are required to maintain reserves or minimum balances with central banks in their respective countries of operation, amounting to $480 million as at October 31, 2008 ($457 million in 2007).

Note 3: Securities
Changes in Accounting Policy
During October 2008, the CICA issued amendments to Handbook section 3855 “Financial Instruments – Recognition and Measurement”, section 3861 “Financial Instruments – Disclosure and Presentation” and section 3862 “Financial Instruments – Disclosure”. The amendments permit, in rare circumstances, certain reclassifications of non-derivative financial assets from the trading category to either the available-for-sale or held-to-maturity categories. It also permits the reclassification of certain available-for-sale loans to loans and receivables.
          We elected to transfer securities from trading to available-for-sale for which we had a change in intent caused by current market circumstances to hold the securities for the foreseeable future rather than to exit or trade them in the short term. In accordance with the amendments, we elected to recognize the transfers at the fair value of the securities on August 1, 2008. A continuity of the transferred securities is as follows:

(Canadian $ in millions)

Fair value of securities as at August 1, 2008	$2,078
Net (sales) purchases	(52)
Fair value change recorded in Other Comprehensive Income	(183)
Other than temporary impairment recorded in income	(29)
Impact of foreign exchange	141

Fair value of securities as at October 31, 2008	$1,955

As of the reclassification date, effective interest rates on reclassified trading assets ranged from 2% to 17%, with expected recoverable cash flows of $2.2 billion. Ranges of effective interest rates were determined based on weighted-average rates of the portfolios transferred.
          On November 1, 2006, we adopted the CICA’s new accounting requirements for securities. The new rules required us to classify securities, other than trading securities, as held-to-maturity or available-for-sale.
(a) Available-for-Sale Securities
Available-for-sale securities are measured at fair value with unrealized gains and losses recorded in accumulated other comprehensive income (loss) on available-for-sale securities in our Consolidated Statement of Changes in Shareholders’ Equity until the security is sold, or if an unrealized loss is considered other than temporary, the unrealized loss is recorded in income. Gains and losses on disposal are recorded in our Consolidated Statement of Income in securities gains (losses), other than trading. Interest income earned and dividends received on available-for-sale securities are recorded in our Consolidated Statement of Income in interest, dividend and fee income, securities. We have not classified any of our securities as held-to-maturity. Available-for-sale securities whose sale is restricted are recorded at amortized cost.
          The new rules do not affect accounting for our merchant banking investments or investments in corporate equity where we exercise significant influence, but not control. These are recorded as other securities in our Consolidated Balance Sheet.
          On November 1, 2006, we remeasured our available-for-sale securities at fair value, as appropriate. A net unrealized gain of $3 million was recorded in opening accumulated other comprehensive income on available-for-sale securities.
(b) Fair Value Option
The new rules allow management to elect to measure financial instruments that would not otherwise be accounted for at fair value as trading instruments, with changes in fair value recorded in income provided they meet certain criteria. Financial instruments must have been designated on November 1, 2006, when the new standard was adopted, or when new financial instruments were acquired, and the designation is irrevocable.
          During the year ended October 31, 2008, we designated bonds purchased to support our Municipal Tender Option Bond Program as trading securities under the fair value option. These bonds would otherwise be accounted for as available-for-sale securities with unrealized gains and losses recorded in Other Comprehensive Income. In managing this program, we enter into derivatives to hedge against changes in the fair value of those bonds that arise due to changes in interest rates. Electing the fair value option for the bonds better aligns the accounting result with the way the program is managed. The impact of recording the bonds as trading securities was a decrease in non-interest revenue, trading revenues of less than $1 million for the year ended October 31, 2008. The bonds were sold in September 2008.
          Securities in our insurance subsidiaries that support our insurance liabilities were designated as trading securities under the fair value option on adoption of the standard on November 1, 2006. Since the actuarial calculation of insurance liabilities is based on the investments supporting them, electing the fair value option for these investments better aligns the accounting result with the way the portfolio is managed. On November 1, 2006, we remeasured these securities and the net unrealized loss of less than $1 million was recorded in opening retained earnings. The fair value of these securities as at October 31, 2008 was $28 million ($30 million in 2007). The impact of recording these as trading securities was an increase in non-interest revenue, insurance income of less than $1 million for the year ended October 31, 2008 (decrease of $1 million in 2007).

  BMO Financial Group 191st Annual Report 2008  |  109

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Securities
Securities are divided into three types, each with a different purpose and accounting treatment. The three types of securities we hold are as follows:
          Trading securities are securities that we purchase for resale over a short period of time. We report these securities at their market value and record the mark-to-market adjustments and any gains or losses on the sale of these securities in our Consolidated Statement of Income in trading revenues (losses).
          Available-for-sale securities consist of debt and equity securities. Available-for-sale securities include securities that may be sold in response to or in anticipation of changes in interest rates and resulting prepayment risk, changes in foreign currency risk, changes in funding sources or terms, or to meet liquidity needs.
          Merchant banking investments are securities held by our merchant banking subsidiaries. These subsidiaries account for their investments at fair value, with changes in fair value recorded in our Consolidated Statement of Income in securities gains (losses), other than trading as they occur.
          Merchant banking investments are classified as other securities in our Consolidated Balance Sheet.
Impairment Review
We review available-for-sale securities and investments where we exert significant influence, but not control, at each quarter end to identify and evaluate investments that show indications of possible impairment. An investment is considered impaired if its unrealized losses represent impairment that is considered to be other than temporary.
          In determining whether a loss is temporary, factors considered include the extent of the unrealized loss, the length of time that the security has been in an unrealized loss position, the financial condition and near-term prospects of the issuer, and our ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery. If the decline is considered to be other than temporary, a write-down is recorded in our Consolidated Statement of Income in securities gains (losses), other than trading.
          As at October 31, 2008, we had available-for-sale securities with unrealized losses of $352 million (unrealized losses of $48 million in 2007). The majority of unrealized losses resulted from increases in market interest rates and not from deterioration in the creditworthiness of the issuers. Management has determined that the unrealized losses are temporary in nature.
We did not own any securities issued by a single non-government entity where the book value, as at October 31, 2008 or 2007, was greater than 10% of our shareholders’ equity.
Included in other securities are investments where we exert significant influence, but not control, of $995 million and $962 million as at October 31, 2008 and 2007, respectively.
Fair Value Measurement
For traded securities, quoted market value is considered to be fair value. Quoted market value is based on bid prices, where available. For securities where market quotes are not available, we use estimation techniques to determine fair value. These estimation techniques include discounted cash flows, internal models that utilize observable market data or comparisons with other securities that are substantially the same.
          In limited circumstances, we use internal models where the inputs are not based on observable market data. Sensitivity analysis for the most significant items valued using internal models without observable inputs is described below.
          Within available-for-sale securities as at October 31, 2008 was $625 million of Apex Trust (“Apex”) mid-term notes (“MTNs”) with a face value of $815 million (see Note 9). The valuation of these MTNs has been determined by management based on expected discounted cash flows. The determination of the discount rate used in the discounted cash flow model has the most significant impact on the valuation of the MTNs and is impacted by changes in credit spreads and the ratings of the underlying credit default swaps. The impact of assuming the discount rate increased or decreased by 50 basis points would result in a change in fair value of $(14) million and $14 million, respectively. The impact on income for the year ended October 31, 2008 related to changes in the fair value of our investment in Apex MTNs was a charge of $190 million before tax.
          A third party holds its exposure to the Apex MTNs through a total return swap with us. The valuations of this swap and the related underlying MTNs have been determined by management based on expected discounted cash flows. The determination of the discount rate used in the discounted cash flow model has the most significant impact on the valuation of the swap and underlying securities and is impacted by changes in credit spreads and the ratings of the underlying credit default swaps. The impact of assuming the discount rate increased or decreased by 50 basis points would result in a change in fair value of $(7) million and $8 million, respectively. The impact on income for the year ended October 31, 2008 related to changes in the fair value of the swap and underlying MTNs was a charge of $120 million before tax.
          Within available-for-sale securities as at October 31, 2008 was $187 million of third-party asset-backed commercial paper (“ABCP”) with a face value of $325 million. The valuation of this ABCP has been determined by management based on expected discounted cash flows and expectations of the probability of restructuring the vehicles in accordance with the Montreal Accord versus the liquidation value. The determination of the discount rate used in the discounted cash flow model has the most significant impact on the valuation of the ABCP and is impacted by changes in credit spreads and the expected rating of the new notes. The impact of assuming the discount rate increased or decreased by 50 basis points would result in a change in fair value of $(5) million and $5 million, respectively. This third-party ABCP was transferred from trading to available-for-sale securities in accordance with the change in accounting policy decribed above. For the year ended October 31, 2008, $14 million before tax was recorded in Other Comprehensive Income and for the nine months ended July 31, 2008 $70 million before tax was recorded in income related to declines in the fair value of this investment.
          Within derivative assets and derivative liabilities as at October 31, 2008 was $1,250 million and $52 million, respectively, related to the mark-to-market of credit default swaps and total return swaps on structured products. The valuation of these derivatives has been determined by management based on estimates of current market spreads for similar structured products. The impact of assuming a 10 basis point increase or decrease in that spread would result in a change in fair value of $(10) million and $10 million, respectively. The impact on net income for the year ended October 31, 2008 related to changes in the fair value of these derivatives was a loss of $43 million before tax.

110  |  BMO Financial Group 191st Annual Report 2008

(Canadian $ in millions, except as noted)	Term to maturity					2008	2007
	Within	1 to 3	3 to 5	5 to 10	Over 10
	1 year	years	years	years	years	Total	Total
Trading Securities
Issued or guaranteed by:
Canadian federal government	$10,024	$1,421	$1,721	$616	$1,445	$15,227	$9,493
Canadian provincial and municipal governments	574	496	774	1,280	1,257	4,381	3,971
U.S. federal government	5,875	2,013	17	37	1,595	9,537	701
U.S. states, municipalities and agencies	–	7	7	43	68	125	106
Other governments	20	154	10	–	–	184	872
Mortgage-backed securities and collateralized mortgage obligations	–	–	–	3	–	3	–
Corporate debt	7,479	1,716	1,623	1,740	4,952	17,510	31,436
Corporate equity	–	–	–	3	19,062	19,065	24,194

Total trading securities	23,972	5,807	4,152	3,722	28,379	66,032	70,773

Available-for-Sale Securities
Issued or guaranteed by:
Canadian federal government
Amortized cost	51	910	2,227	–	–	3,188	927
Fair value	51	922	2,247	–	–	3,220	927
Yield (%)	2.51	3.98	3.69	–	–	3.75	4.31
Canadian provincial and municipal governments
Amortized cost	2	2	287	–	–	291	1
Fair value	2	2	286	–	–	290	1
Yield (%)	2.64	4.85	3.62	–	–	3.62	6.30
U.S. federal government
Amortized cost	2,077	–	–	179	–	2,256	1,518
Fair value	2,078	–	–	191	–	2,269	1,523
Yield (%)	0.42	–	–	4.62	–	0.75	4.13
U.S. states, municipalities and agencies
Amortized cost	3,275	3,228	–	399	1,173	8,075	8,681
Fair value	3,278	3,231	–	405	1,180	8,094	8,684
Yield (%)	3.56	3.77	–	5.69	5.67	4.06	5.00
Other governments
Amortized cost	36	31	40	2	–	109	96
Fair value	35	32	41	2	–	110	96
Yield (%)	4.63	4.17	4.38	4.80	–	4.41	4.27
Mortgage-backed securities and collateralized mortgage obligations – Canada (1)
Amortized cost	–	–	10,956	–	–	10,956	8,882
Fair value	–	–	11,043	–	–	11,043	8,902
Yield (%)	–	–	4.15	–	–	4.15	4.75
Mortgage-backed securities and collateralized mortgage obligations – U.S.
Amortized cost	61	53	19	318	421	872	368
Fair value	61	53	19	317	424	874	362
Yield (%)	3.85	4.01	5.15	4.66	5.17	4.82	4.62
Corporate debt
Amortized cost	893	1,535	1,937	791	419	5,575	4,675
Fair value	718	1,463	1,928	792	419	5,320	4,672
Yield (%)	3.32	5.13	1.40	4.50	4.61	3.42	3.74
Corporate equity (2)
Amortized cost	77	120	160	70	487	914	817
Fair value	77	114	158	71	475	895	843
Yield (%)	4.93	5.60	4.86	2.49	1.44	2.99	4.27

Total cost or amortized cost	6,472	5,879	15,626	1,759	2,500	32,236	25,965

Total fair value	6,300	5,817	15,722	1,778	2,498	32,115	26,010

Yield (%)	2.53	4.20	3.74	4.73	4.58	3.70	4.58

Other Securities
Cost	85	56	100	912	838	1,991	1,494
Fair value	85	56	100	912	838	1,991	1,494

Total cost or amortized cost of securities	$30,529	$11,742	$19,878	$6,393	$31,717	$100,259	$98,232

Total fair value of securities	$30,357	$11,680	$19,974	$6,412	$31,715	$100,138	$98,277

Total by Currency (in Canadian $ equivalent)
Canadian dollar	15,815	4,744	18,824	4,368	14,888	58,639	57,206
U.S. dollar	14,242	5,860	589	1,675	16,649	39,015	35,947
Other currencies	300	1,076	561	369	178	2,484	5,124

Total securities	$30,357	$11,680	$19,974	$6,412	$31,715	$100,138	$98,277

   (1) These amounts are supported by guaranteed mortgages.
   (2) For preferred shares, term to maturity is based on dividend reset dates. For other equities, term to maturity is assumed to be over 10 years unless specified otherwise.
Yields in the table above are calculated using the cost or amortized cost of the security and the contractual interest or stated dividend rates associated with each security adjusted for any amortization of premiums and discounts. Tax effects are not taken into consideration. The term to maturity included in the table above is based on the contractual maturity date of the security. The term to maturity of mortgage-backed securities and collateralized mortgage obligations is based on average expected maturities. Actual maturities could differ as issuers may have the right to call or prepay obligations. Securities with no maturity date are included in the over 10 years category.

  BMO Financial Group 191st Annual Report 2008  |  111

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Unrealized Gains and Losses
(Canadian $ in millions)	Available-for-sale and other securities			2008		Available-for-sale and other securities		2007
		Gross	Gross			Gross	Gross
	Amortized	unrealized	unrealized	Fair	Amortized	unrealized	unrealized	Fair
	cost	gains	losses	value	cost	gains	losses	value

Issued or guaranteed by:
Canadian federal government	$3,233	$31	$–	$3,264	$927	$–	$–	$927
Canadian provincial and municipal governments	291	–	1	290	1	–	–	1
U.S. federal government	2,256	13	–	2,269	1,518	6	1	1,523
U.S. states, municipalities and agencies	8,075	37	18	8,094	8,681	20	17	8,684
Other governments	109	1	–	110	96	–	–	96
Mortgage-backed securities and collateralized mortgage obligations – Canada (1)	10,956	87	–	11,043	8,882	20	–	8,902
Mortgage-backed securities and collateralized mortgage obligations – U.S.	872	7	4	875	368	–	6	362
Corporate debt (2)	5,896	41	296	5,641	4,779	18	21	4,776
Corporate equity (2)	2,539	14	33	2,520	2,207	29	3	2,233

Total	$34,227	$231	$352	$34,106	$27,459	$93	$48	$27,504

(1) These amounts are supported by guaranteed mortgages.				(2) Included in unrealized losses are losses of $169 million in corporate debt and $14 million in corporate equity related to securities transferred from trading effective August 1, 2008.

	Available-for-sale				Available-for-sale
Unrealized Losses	securities in an unrealized				securities in an unrealized
(Canadian $ in millions)	loss position for		2008		loss position for		2007
	Less than	12 months			Less than	12 months
	12 months	or longer	Total		12 months	or longer	Total
	Gross	Gross	Gross		Gross	Gross	Gross
	unrealized	unrealized	unrealized	Fair	unrealized	unrealized	unrealized	Fair
	losses	losses	losses	value	losses	losses	losses	value

Issued or guaranteed by:
Canadian federal government	$–	$–	$–	$–	$–	$–	$–	$–
Canadian provincial and municipal governments	1	–	1	–	–	–	–	–
U.S. federal government	–	–	–	718	1	–	1	301
U.S. states, municipalities and agencies	18	–	18	4,963	11	6	17	2,453
Other governments	–	–	–	28	–	–	–	56
Mortgage-backed securities and collateralized mortgage obligations – Canada (1)	–	–	–	–	–	–	–	–
Mortgage-backed securities and collateralized mortgage obligations – U.S.	3	1	4	391	–	6	6	253
Corporate debt	290	6	296	2,299	20	1	21	1,411
Corporate equity	33	–	33	109	2	1	3	86

Total	$345	$7	$352	$8,508	$34	$14	$48	$4,560

(1) These amounts are supported by guaranteed mortgages.

Income from securities has been included in our consolidated financial statements as follows:

(Canadian $ in millions)						2008	2007	2006

Reported in Consolidated Statement of Income:

Interest, Dividend and Fee Income
Trading securities						$1,459	$1,631	$1,789
Available-for-sale securities						1,682	1,439	369
Other securities						65	83	–

						$3,206	$3,153	$2,158

Non-Interest Revenue
Available-for-sale securities
Gross realized gains						$99	$148	$137
Gross realized losses						(106)	(16)	(12)
Other securities, net realized and unrealized gains						16	132	29
Impairment write-downs						(324)	(18)	(9)

Securities gains (losses), other than trading						$(315)	$246	$145

Trading securities, net realized and unrealized gains (losses)						$(718)	$(38)	$305

Total income from securities						$2,173	$3,361	$2,608

   Certain 2007 comparative figures have been reclassified to conform with the current year’s presentation.

112  |  BMO Financial Group 191st Annual Report 2008

Note 4: Loans, Customers’ Liability under Acceptances and Allowance for Credit Losses
Change in Accounting Policy
On November 1, 2006, we adopted the CICA’s new accounting requirements for loans. The new rules require us to amortize deferred loan origination costs using the effective interest method. We record the amortization in interest, dividend and fee income, loans, over the life of the resulting loan. Under the effective interest method, the amount recognized varies over the life of the loan based on the principal outstanding. Prior to November 1, 2006, an equal amount of loan origination costs was recognized in each year over the life of the resulting loan.
          As at November 1, 2006, we adjusted our deferred loan origination costs to reflect the balance that would have resulted if we had always used the effective interest method to recognize loan origination costs. The impact was a decrease in loans, residential mortgages of $87 million, a decrease in future income tax liability of $30 million and a decrease in retained earnings of $57 million.
Loans
Loans are recorded at amortized cost using the effective interest method as described above. This method allocates interest income over the expected term by applying the effective interest rate to the carrying amount of the loan. The effective interest rate is defined as the rate that exactly discounts estimated future cash receipts through the expected life of the loan. The treatment of interest income for impaired loans is described below.
          Securities borrowed or purchased under resale agreements represent the amounts we will receive as a result of our commitment to resell securities that we have purchased back to the original seller, on a specified date at a specified price. We account for these instruments as loans.
Lending Fees
The accounting treatment for lending fees varies depending on the transaction. Loan origination, restructuring and renegotiation fees are recorded as interest income over the term of the loan. Commitment fees are recorded as interest income over the term of the loan, unless we believe the loan commitment will not be used. In the latter case, commitment fees are recorded as lending fees over the commitment period. Loan syndication fees are included in lending fees as the syndication is completed, unless the yield on any loans we retain is less than that of other comparable lenders involved in the financing. In the latter case, an appropriate portion of the syndication fee is recorded as interest income over the term of the loan.
Customers’ Liability under Acceptances
Acceptances represent a form of negotiable short-term debt that is issued by our customers and which we guarantee for a fee. We have offsetting claims, equal to the amount of the acceptances, against our customers in the event of a call on these commitments. The amount due under acceptances is recorded in other liabilities and our corresponding claim is recorded as a loan in our Consolidated Balance Sheet.
          Fees earned are recorded in lending fees in our Consolidated Statement of Income.
Impaired Loans
We classify residential mortgages as impaired when payment is contractually 90 days past due, or one year past due if guaranteed by the Government of Canada. Credit card loans are classified as impaired and immediately written off when principal or interest payments are 180 days past due. Consumer instalment loans, other personal loans and some small business loans are classified as impaired when principal or interest payments are 90 days past due, and are normally written off when they are one year past due.
          Corporate and commercial loans are classified as impaired when we are no longer reasonably assured that principal or interest will be collected on a timely basis, or when payments are 90 days past due, or for fully secured loans, when payments are 180 days past due.
           We do not accrue interest income on loans classified as impaired, and any interest income that is accrued and unpaid is reversed against interest income.
          Payments received on corporate and commercial loans that have been classified as impaired are applied first to the recovery of collection costs, principal and any previous write-offs or allowances, and any amounts remaining are then recorded as interest income. Payments received on impaired consumer instalment loans are applied first to outstanding interest and then to the remaining principal.
          A loan will be reclassified back to performing status when we determine that there is reasonable assurance of full and timely repayment of interest and principal in accordance with the terms and conditions of the loan, and that none of the criteria for classification of the loan as impaired continue to apply.
          From time to time we restructure a loan due to the poor financial condition of the borrower. If they are no longer considered impaired, interest on these restructured loans is recorded on an accrual basis.
Allowance for Credit Losses
The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level which we consider adequate to absorb credit-related losses on our loans, customers’ liability under acceptances and other credit instruments (as discussed in Note 5). The portion related to other credit instruments is recorded in other liabilities in our Consolidated Balance Sheet.
          The allowance comprises the following two components:
Specific Allowances
These allowances are recorded for specific loans to reduce their book value to the amount we expect to recover. We review our loans and acceptances on an ongoing basis to assess whether any loans should be classified as impaired and whether an allowance or write-off should be recorded (other than consumer instalment and credit card loans, which are written off when certain conditions exist, as discussed under impaired loans). Our review of problem loans is conducted at least quarterly by our account managers, who assess the ultimate collectibility and estimated recoveries on a specific loan based on all events and conditions that the manager believes are relevant to the condition of the loan. This assessment is then reviewed and concurred with by an independent credit officer.
          To determine the amount we expect to recover from an impaired loan, we use the value of the estimated future cash flows discounted at the effective rate inherent in the loan. When the amounts and timing of future cash flows cannot be estimated with reasonable reliability, the expected recovery amount is estimated using either the fair value of any security underlying the loan, net of expected costs of realization and any amounts legally required to be paid to the borrower, or an observable market price for the loan. Security can vary by type of loan and may include cash, securities, real property, accounts receivable, guarantees, inventory or other capital assets.
General Allowance
We maintain a general allowance in order to cover any impairment in the existing portfolio that cannot yet be associated with specific loans. Our approach to establishing and maintaining the general allowance is based on the guideline issued by OSFI.
          The general allowance is reviewed on a quarterly basis. A number of factors are considered when determining the appropriate level of the general allowance, including a general allowance model that applies historical expected and unexpected loss rates to current balances with sensitivity to risk ratings, industry sectors and credit products. Model results are then considered along with the level of the existing allowance, as well as management’s judgment regarding portfolio quality, business mix, and economic and credit market conditions.

BMO Financial Group 191st Annual Report 2008  |  113

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Provision for Credit Losses
Changes in the value of our loan portfolio due to credit-related losses or recoveries of amounts previously provided for or written off are included in the provision for credit losses in our Consolidated Statement of Income.

Loans, including customers’ liability under acceptances and allowance for credit losses, by category are as follows:

			Credit card, consumer
	Residential		instalment and other		Business and		Customers’ liability
(Canadian $ in millions)	mortgages		personal loans		government loans		under acceptances		Total

As at October 31	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007

Gross amount at end of year	$49,343	$52,429	$45,857	$37,682	$84,151	$62,650	$9,358	$12,389	$188,709	$165,150

Specific allowance at beginning of year	$14	$5	$1	$1	$142	$147	$–	$–	$157	$153
Provision for credit losses	5	11	332	218	733	74	–	–	1,070	303
Recoveries	–	–	91	72	23	19	–	–	114	91
Write-offs	(6)	(2)	(422)	(287)	(542)	(102)	–	–	(970)	(391)
Foreign exchange and other	–	–	–	(3)	55	4	–	–	55	1

Specific allowance at end of year	13	14	2	1	411	142	–	–	426	157

General allowance at beginning of year	11	23	327	340	517	506	43	36	898	905
Provision for credit losses	(3)	(12)	(85)	(13)	350	68	(2)	7	260	50
Foreign exchange and other	–	–	–	–	163	(57)	–	–	163	(57)

General allowance at end of year	8	11	242	327	1,030	517	41	43	1,321	898

Total allowance	$21	$25	$244	$328	$1,441	$659	$41	$43	$1,747	$1,055

Net amount at end of year	$49,322	$52,404	$45,613	$37,354	$82,710	$61,991	$9,317	$12,346	$186,962	$164,095

Restructured loans of $3 million were classified as performing during the year ended October 31, 2008 ($3 million in 2007). No restructured loans were written off in the years ended October 31, 2008 and 2007.
Included in loans as at October 31, 2008 are $78,782 million ($56,356 million in 2007) of loans denominated in U.S. dollars and $2,608 million ($1,909 million in 2007) of loans denominated in other foreign currencies.

Loans, including customers’ liability under acceptances and allowance for credit losses, by geographic region are as follows:

(Canadian $ in millions)	Gross amount		Specific allowance		General allowance		Net amount

	2008	2007	2008	2007	2008	2007	2008	2007

By geographic region (1):
Canada	$139,849	$145,765	$129	$105	$579	$587	$139,141	$145,073
United States	64,975	51,634	256	51	742	311	63,977	51,272
Other countries	11,918	4,844	41	1	–	–	11,877	4,843

Total	$216,742	$202,243	$426	$157	$1,321	$898	$214,995	$201,188

(1) Geographic region is based upon the country of ultimate risk.

Impaired loans, including the related allowances, are as follows:

(Canadian $ in millions)			Gross impaired amount		Specific allowance		Net of specific allowance

			2008	2007	2008	2007	2008	2007

Residential mortgages			$224	$126	$13	$14	$211	$112
Consumer instalment and other personal loans			182	55	2	1	180	54
Business and government loans			1,981	539	411	142	1,570	397

Total			$2,387	$720	$426	$157	$1,961	$563

By geographic region (1):
Canada			$803	$454	$129	$105	$674	$349
United States			1,494	262	256	51	1,238	211
Other countries			90	4	41	1	49	3

Total			$2,387	$720	$426	$157	$1,961	$563

(1)	Geographic region is based upon the country of ultimate risk.
Fully secured loans with past due amounts between 90 and 180 days that we have not classified as impaired totalled $68 million and $58 million as at October 31, 2008 and 2007, respectively.

Foreclosed Assets
Property or other assets that we have received from borrowers to satisfy their loan commitments are recorded at fair value and are classified as either held for use or held for sale according to management’s intention. Fair value is determined based on market prices where available. Otherwise, fair value is determined using other methods, such as analysis of discounted cash flows or market prices for similar assets.
          During the year ended October 31, 2008, we foreclosed on impaired loans and received $45 million in real estate properties that we classified as held for sale (no impaired loans were foreclosed in 2007). Assets held for sale are disposed of in an orderly fashion.
           Our average gross impaired loans and acceptances were $1,568 million for the year ended October 31, 2008 ($677 million in 2007). Our average impaired loans, net of the specific allowance, were $1,245 million for the year ended October 31, 2008 ($516 million in 2007).
          During the years ended October 31, 2008, 2007 and 2006, we would have recorded additional interest income of $102 million, $43 million and $45 million, respectively, if we had not classified any loans as impaired. Cash interest income on impaired loans of $nil was recognized during the years ended October 31, 2008, 2007 and 2006.
Sale of Impaired Loans
During the year ended October 31, 2008, we recorded a net gain on the sale of impaired loans of $2 million ($12 million in 2007).

114  |  BMO Financial Group 191st Annual Report 2008

Note 5: Other Credit Instruments
We use other off-balance sheet credit instruments as a method of meeting the financial needs of our customers. Summarized below are the types of instruments that we use:
•	Standby letters of credit and guarantees represent our obligation to make payments to third parties on behalf of another party if that party is unable to make the required payments or meet other contractual requirements. Standby letters of credit and guarantees include our guarantee of a subsidiary’s debt to a third party;

•	Securities lending represents our credit exposure when we lend our securities, or our customers’ securities, to third parties should a securities borrower default on its redelivery obligation;

•	Documentary and commercial letters of credit represent our agreement to honour drafts presented by a third party upon completion of specific activities; and

•	Commitments to extend credit represent our commitment to our customers to grant them credit in the form of loans or other financings for specific amounts and maturities, subject to their meeting certain conditions.
The contractual amount of our other credit instruments represents the maximum undiscounted potential credit risk if the counterparty does not perform according to the terms of the contract, before possible recoveries under recourse and collateral provisions.
Collateral requirements for these instruments are consistent with collateral requirements for loans. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.
          We strive to limit credit risk by dealing only with counterparties that we believe are creditworthy, and we manage our credit risk for other credit instruments using the same credit risk process that is applied to loans and other credit assets.
Summarized information related to various commitments is as follows:

(Canadian $ in millions)	2008	2007
	Contract	Contract
	amount	amount

Credit Instruments
Standby letters of credit and guarantees	$15,270	$12,395
Securities lending	1,038	1,834
Documentary and commercial letters of credit	1,841	1,301
Commitments to extend credit
– Original maturity of one year and under	41,113	66,126
– Original maturity of over one year	39,995	28,372

Total	$99,257	$110,028

Note 6: Risk Management
We have an enterprise-wide approach to the identification, measurement, monitoring and management of risks faced across the organization. The key financial instrument risks are classified as credit and counterparty, market, and liquidity and funding risk.
Credit and Counterparty Risk
We are exposed to credit risk from the possibility that counterparties may default on their financial obligations to us. Credit risk arises predominantly with respect to loans, over-the-counter derivatives and other credit instruments. This is the most significant measurable risk that we face. Our risk management practices and key measures are disclosed in the text and tables identified in a blue-tinted font in Management’s Discussion and Analysis on pages 76 to 77 of this report. Additional information on loans and derivative-related credit risk is disclosed in Notes 4 and 10, respectively.
Concentrations of Credit and Counterparty Risk
Concentrations of credit risk exist if a number of clients are engaged in similar activities, are located in the same geographic region or have similar economic characteristics such that their ability to meet contractual obligations could be similarly affected by changes in economic, political or other conditions. Concentrations of credit risk indicate a related sensitivity of our performance to developments affecting a particular counterparty, industry or geographic location. At year-end, our credit assets consisted of a well-diversified portfolio comprised of millions of clients, the majority of them consumers and small to medium-sized businesses.
          From an industry viewpoint, our most significant exposure as at year-end was to the financial institutions sector, comprising $128 billion, of which 50% was represented by secured, short-term repo transactions.
Basel II Framework
We adopted a new capital management framework, the Basel II Framework, effective November 1, 2007, replacing Basel I, the framework utilized for the past 20 years. The new framework promotes the adoption of stronger risk management practices. Under this framework, exposure at default is used to assess credit and counterparty risk. Exposures are classified as follows:
•	Drawn loans include loans, acceptances, deposits with regulated financial institutions, and certain securities. Exposure at default represents the amount drawn, adding back any specific provisions and write-offs.

•	Undrawn commitments cover all unutilized authorizations, including those which are unconditionally cancellable. Exposure at default for undrawn commitments is based on management’s best estimate.

•	Over-the-counter (“OTC”) derivatives are those, in the banking book only, that attract credit risk in addition to market risk. Exposure at default for over-the-counter derivatives is equal to the net gross replacement cost plus any potential credit exposure amount.

•	Other off-balance sheet exposures include items such as guarantees and standby letters of credit and documentary credits. Exposure at default for other off-balance sheet items is based on management’s best estimate.

•	Repo style transactions include repos, reverse repos and securities lending transactions, which represent both asset and liability exposures. Exposure at default for repo style transactions is the amount drawn, adding back any write-offs.

•	Adjusted exposure at default represents exposure at default that has been redistributed to a more favourable probability of default band or a different Basel asset class as a result of collateral.

BMO Financial Group 191st Annual Report 2008  |  115

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Our total non-trading exposure at default by industry, as at October 31, 2008, based on the Basel II classification is as follows:

Credit Exposure by Industry					Other
		Commitments		OTC	off-balance	Repo style
(Canadian $ in millions)	Drawn	(undrawn	)	derivatives	sheet items	transactions	Total

Financial institutions	$41,808	$16,024		$133	$5,348	$64,282	$127,595
Government	11,142	1,458		–	301	5,159	18,060
Manufacturing	10,186	6,787		–	2,045	–	19,018
Real estate	14,613	1,561		–	1,508	–	17,682
Retail trade	5,302	2,432		–	588	–	8,322
Service industries	17,282	3,565		–	2,424	453	23,724
Wholesale trade	4,462	2,005		–	343	–	6,810
Oil and gas	6,207	4,600		–	692	–	11,499
Individual	91,602	26,936		–	2	–	118,540
Others (1)	31,640	8,570		67	3,924	–	44,201

Total exposure at default	$234,244	$73,938		$200	$17,175	$69,894	$395,451

     (1) Includes industries having a total exposure of less than 2%.
Additional information about our credit risk exposure for loans by geographic region and counterparty is provided in Note 4.
Credit Quality
We assign risk ratings based on probabilities as to whether counterparties will default on their financial obligations to us. Our process for assigning risk ratings is discussed in the text identified in a blue-tinted font in Management’s Discussion and Analysis on page 76 of this report.
          Based on Basel II classifications, the following tables present our retail and wholesale credit exposure by risk rating on an adjusted exposure at default basis as at October 31, 2008. Wholesale includes all loans that are not classified as retail.
Wholesale Credit Exposure by Risk Rating

				Total
(Canadian $ in millions)	Drawn	Undrawn	(1)	exposure

Investment grade	$96,354	$34,536		$130,890
Non-investment grade	35,794	7,898		43,692
Watchlist	1,735	495		2,230
Default	1,503	72		1,575

Total	$135,386	$43,001		$178,387

   (1) Included in the undrawn amounts are uncommitted exposures of $16,329 million.

    Retail Credit Drawn Exposure by Portfolio and Risk Rating

	Residential mortgages and			Other retail and retail small
(Canadian $ in millions)	home equity lines of credit	Qualifying revolving retail	(1)	and medium-sized enterprises

Risk profile (probability of default):
Low (> 0% to 0.75%)	$ 23,681	$ 5,321		$ 9,601
Medium (> 0.75% to 7.00%)	1,782	1,170		2,410
High (> 7.00% to 99.99%)	664	190		135
Default (100%)	92	27		41

Total	$ 26,219	$ 6,708		$ 12,187

     (1) Qualifying revolving retail includes exposures to individuals that are revolving, unsecured and uncommitted up to a maximum amount of $125,000 to a single individual.
Loans Past Due Not Impaired
Loans that are past due but not classified as impaired are loans where our customers have failed to make payments when contractually due, but for which management expects that the full amount of principal and interest payments will be collected. The following table presents loans that are past due not impaired as at October 31, 2008:

   Loans Past Due Not Impaired

		1 to 29	30 to 89	90 days
(Canadian $ in millions)		days	days	or more	Total

Residential mortgages		$396	$319	$48	$763
Credit card, consumer instalment and other personal loans		1,454	284	65	1,803
Business and government loans		1,869	1,162	50	3,081
Customers’ liability under acceptances		–	151	–	151

Total		$3,719	$1,916	$163	$5,798

Loan Maturities and Rate Sensitivity
The following table provides gross loans and acceptances by contractual maturity and by country of ultimate risk:

	Due in one	Due in one	Due after	2008	2007
(Canadian $ in millions)	year or less	to five years	five years	Total	Total

Canada
Consumer	$19,044	$44,924	$6,175	$70,143	$72,533
Commercial and corporate (excluding real estate)	29,602	14,946	1,929	46,477	63,277
Commercial real estate	18,753	3,021	1,455	23,229	9,955
United States	17,590	27,677	19,708	64,975	51,634
Other countries	5,469	6,217	232	11,918	4,844

Total	$90,458	$96,785	$29,499	$216,742	$202,243

116  |  BMO Financial Group 191st Annual Report 2008

The following table categorizes net loans and acceptances based on sensitivity to changes in interest rates:

(Canadian $ in millions)	2008	2007

Fixed rate	$66,257	$66,117
Floating rate	137,445	121,530
Non-interest sensitive (1)	11,293	13,541

Total	$214,995	$201,188

(1)	Non-interest sensitive loans and acceptances represent customers’ liability under acceptances.
Market Risk
Market risk is the potential for a negative impact on the balance sheet and/or income statement resulting from adverse changes in the value of financial instruments as a result of changes in certain market variables. These variables include interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, as well as credit spreads, credit migration and default. We incur market risk in our trading and underwriting activities and structural banking activities.
          Our market risk management practices and key measures are outlined in the text and tables identified in a blue-tinted font in the Risk Management section of Management’s Discussion and Analysis on pages 77 to 80 of this report.
Liquidity and Funding Risk
Liquidity and funding risk is the potential for loss if we are unable to meet financial commitments in a timely manner at reasonable prices as they fall due. It is our policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, including liabilities to depositors and suppliers, and lending, investment and pledging commitments, even in times of stress. Managing liquidity and funding risk is essential to maintaining both depositor confidence and stability in earnings.
          Our liquidity and funding risk management framework includes:
•	oversight by senior governance committees, including the Balance Sheet Management Committee, Risk Management Committee and Risk Review Committee (“RRC”);

•	an independent oversight group within Corporate Treasury;

•	an RRC-approved limit structure to support the maintenance of a strong liquidity position;

•	effective processes and models to monitor and manage risk;

•	strong controls over processes and models and their uses;

•	a framework of scenario tests for stressed operating conditions; and

•	contingency plans to facilitate managing through a disruption.
We actively manage liquidity and funding risk globally by holding liquid assets in excess of an established minimum level at all times.
Liquid assets include unencumbered, high credit-quality assets that are marketable, can be pledged as security for borrowings, and could be converted to cash in a time frame that meets our liquidity and funding requirements. Liquid assets are held both in our trading businesses and in supplemental liquidity pools that are maintained for contingency purposes. Liquidity and funding requirements consist of expected and potential cash outflows. These arise from obligations to repay deposits that are withdrawn or not renewed, and from the need to fund asset growth, strategic investments, drawdowns on off-balance sheet arrangements and other credit instruments and purchases of collateral for pledging. Liquidity and funding requirements are assessed under expected and stressed economic, market, political and enterprise-specific environments, which determines the minimum amount of liquid assets to be held at all times.
          Three of the measures we use to evaluate liquidity and funding risk are the liquidity ratio, the level of core deposits, and the customer deposits and capital to loans ratio.
          The liquidity ratio represents the sum of cash resources and securities as a percentage of total assets. Our liquidity ratio as at October 31, 2008 was 29.1% (33.1% in 2007).
          Core deposits are comprised of customer operating and savings deposits and smaller fixed-date deposits (less than or equal to $100,000). Canadian dollar core deposits totalled $85.8 billion at the end of the year ($75.9 billion in 2007), and U.S. dollar and other currency core deposits totalled US$32.8 billion at the end of the year (US$25.1 billion in 2007).
          Our large base of customer deposits, along with our strong capital base, reduces our requirements for wholesale funding. Customer deposits and capital equalled 94.2% of loans (excluding securities borrowed or purchased under resale agreements) at the end of the year (93.3% in 2007).
          Our funding philosophy is that wholesale funding used to support loans is longer-term (typically two to ten years in maturity) to better match the terms to maturity of loans. Wholesale funding that supports liquid trading and underwriting assets and available-for-sale securities is generally shorter-term (maturing in under two years) in nature. Diversification of our wholesale funding sources is an important part of our overall liquidity management strategy. In accordance with internal guidelines, our wholesale funding is diversified by customer, type, market, maturity term, currency and geographic region.
Contractual Maturities of Financial Liabilities
Financial liabilities are comprised of trading and non-trading liabilities. As liabilities in trading portfolios are typically held for short periods of time, they are not included in the table below.

Contractual maturities of non-trading financial liabilities as at October 31, 2008 were as follows:

	Less than	1 to 3	4 to 5	Over 5	No fixed
(Canadian $ in millions)	1 year	years	years	years	maturity	Total

On-Balance Sheet Financial Instruments
Deposits (1)	$116,297	$26,146	$8,942	$5,767	$99,448	$256,600
Derivative obligations	345	603	320	294	–	1,562
Subordinated debt	368	693	434	5,408	–	6,903
Capital trust securities	78	868	413	–	–	1,359
Preferred share liability	253	–	–	–	–	253
Other financial liabilities	41,167	228	265	3,560	42	45,262

	158,508	28,538	10,374	15,029	99,490	311,939

Off-Balance Sheet Obligations
Commitments to extend credit	41,113	21,270	16,953	1,772	–	81,108
Operating leases	211	337	233	629	–	1,410
Purchase obligations (2)	296	589	491	266	–	1,642

	41,620	22,196	17,677	2,667	–	84,160

Total	$200,128	$50,734	$28,051	$17,696	$99,490	$396,099

(1)	Excludes interest payments.

(2)	We have entered into five outsourcing contracts. In 2008, we entered into a five-year contract with optional five-year renewals with an external service provider which grants us the right to issue Air Miles in Canada to our customers. In 2007, we entered into a five-year contract with the option to extend for an additional two-year term with an external service provider that provides facility management services to our Canadian branches. In 2006, we entered into a six-year contract with an external service provider to provide application system maintenance and development services. In 2003, we entered into a ten-year contract with an external service provider to provide human resource transactional business processing. In 2000, we entered into a five-year contract with two optional five-year renewals with an external service provider to manage our cheque and bill payment processing, including associated statement and report printing activities. All outsourcing contracts are cancellable with notice.
The balances for on-balance sheet financial instruments in the table above will not agree with those in our consolidated financial statements as this table incorporates all cash flows, on an undiscounted basis, including both principal and interest.
BMO Financial Group 191st Annual Report 2008  |  117

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 7: Guarantees
In the normal course of business, we enter into a variety of guarantees. Guarantees include contracts where we may be required to make payments to a counterparty based on changes in the value of an asset, liability or equity security that the counterparty holds due to changes in an underlying interest rate, foreign exchange rate or other variable. In addition, contracts under which we may be required to make payments if a third party does not perform according to the terms of a contract and contracts under which we provide indirect guarantees of the indebtedness of another party are considered guarantees.
          The most significant guarantees are as follows:
Standby Letters of Credit and Guarantees
Standby letters of credit and guarantees represent our obligation to make payments to third parties on behalf of another party if that party is unable to make the required payments or meet other contractual requirements. The maximum amount payable under standby letters of credit and guarantees totalled $15,270 million as at October 31, 2008 ($12,395 million in 2007). Collateral requirements for standby letters of credit and guarantees are consistent with our collateral requirements for loans.
          No amount was included in our Consolidated Balance Sheet as at October 31, 2008 and 2007 related to these standby letters of credit and guarantees.
Backstop and Other Liquidity Facilities
Backstop liquidity facilities are provided to asset-backed commercial paper (“ABCP”) programs administered by either us or third parties as an alternative source of financing in the event that such programs are unable to access ABCP markets or when predetermined performance measures of the financial assets owned by these programs are not met. The terms of the backstop liquidity facilities do not require us to advance money to these programs in the event of bankruptcy of the borrower. The facilities’ terms are generally no longer than one year, but can be several years.
          The maximum amount payable under these backstop and other liquidity facilities totalled $32,806 million as at October 31, 2008 ($39,428 million in 2007). As at October 31, 2008, $1,143 million was drawn ($16 million in 2007) in accordance with the terms of the backstop liquidity facilities, of which $1,025 million (US$851 million) ($nil in 2007) related to the variable interest entities (“VIEs”) discussed in Note 9.
Credit Enhancement Facilities
Where warranted, we provide partial credit enhancement facilities to transactions within ABCP programs administered by either us or third parties. Credit enhancement facilities of $6,243 million as at October 31, 2008 ($5,449 million in 2007) are included in backstop liquidity facilities. These facilities include amounts that relate to our U.S. customer securitization vehicle discussed in Note 9.
Senior Funding Facilities
We also provide senior funding support to our structured investment vehicles (“SIVs”) and our credit protection vehicle. The majority of these facilities support the repayment of senior note obligations of the SIVs. As at October 31, 2008, $5,761 million was drawn ($350 million in 2007) in accordance with the terms of the funding facilities related to the VIEs discussed in Note 9.
Derivatives
Certain of our derivative instruments meet the accounting definition of a guarantee when we believe they are related to an asset, liability or equity security held by the guaranteed party at the inception of a contract.
          Written credit default swaps require us to compensate a counterparty following the occurrence of a credit event in relation to a specified reference obligation, such as a bond or a loan. The maximum amount payable under credit default swaps is equal to their notional amount of $71,977 million as at October 31, 2008 ($43,004 million in 2007). The terms of these contracts range from two days to 10 years. The fair value of the related derivative liabilities included in derivative instruments in our Consolidated Balance Sheet was $5,828 million as at October 31, 2008 ($570 million in 2007).
          Written options include contractual agreements that convey to the purchaser the right, but not the obligation, to require us to buy a specific amount of a currency, commodity, debt or equity instrument at a fixed price, either at a fixed future date or at any time within a fixed future period. The maximum amount payable under these written options cannot be reasonably estimated due to the nature of these contracts. The terms of these contracts range from less than one month to eight years. The fair value of the related derivative liabilities included in derivative instruments in our Consolidated Balance Sheet was $1,853 million as at October 31, 2008 ($662 million in 2007).
          Written options also include contractual agreements where we agree to pay the purchaser, based on a specified notional amount, the difference between a market price or rate and the strike price or rate of the underlying instrument. The maximum amount payable under these contracts is not determinable due to their nature. The terms of these contracts range from nine months to 25 years. The fair value of the related derivative liabilities included in derivative instruments in our Consolidated Balance Sheet was $113 million as at October 31, 2008 ($118 million in 2007).
          In order to reduce our exposure to these derivatives, we enter into contracts that hedge the related risks.
Indemnification Agreements
In the normal course of operations, we enter into various agreements that provide general indemnifications. These indemnifications typically occur in connection with sales of assets, securities offerings, service contracts, membership agreements, clearing arrangements, derivatives contracts and leasing transactions. These indemnifications require us, in certain circumstances, to compensate the counterparties for various costs resulting from breaches of representations or obligations under such arrangements, or as a result of third-party claims that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnifications vary based on the contract, the nature of which prevents us from making a reasonable estimate of the maximum amount we could be required to pay to counterparties.
          No material amount was included in our Consolidated Balance Sheet as at October 31, 2008 and 2007 related to these indemnifications.

Note 8: Asset Securitization
Periodically, we securitize loans for capital management purposes or to obtain alternate sources of funding. Securitization involves selling loans to off-balance sheet entities or trusts (securitization vehicles), which buy the loans and then issue either interest bearing or discounted investor certificates.
          Contracts with the securitization vehicles provide for the payment to us over time of the excess of the sum of interest and fees collected from customers, in connection with the loans that were sold, over the yield paid to investors in the securitization vehicle, less credit losses and other costs (the “deferred purchase price”).
          We account for transfers to securitization vehicles as sales when control over the loans is given up and consideration other than notes issued by the securitization vehicle has been received. When the loans are considered sold for accounting purposes, we remove

118  |  BMO Financial Group 191st Annual Report 2008

them from our Consolidated Balance Sheet. We recognize securitization revenues at the time of the sale. Securitization revenue is determined based on our best estimate of the net present value of expected future cash flows, primarily the deferred purchase price, net of our estimate of the fair value of any servicing obligations undertaken. The deferred purchase price is recorded in our Consolidated Balance Sheet in available-for-sale securities. A servicing liability is recognized only for securitizations where we do not receive adequate compensation for servicing the transferred loans. It is initially measured at fair value and is recorded in our Consolidated Balance Sheet in other liabilities. A servicing liability is amortized to securitization revenues over the term of the transferred loans.
           For some of our securitizations, we are required to purchase subordinated interests or to maintain cash amounts deposited with the securitization vehicle that are considered retained interests in the securitized assets. This provides the securitization vehicle with a source of funds in the event that the sum of interest and fees collected on the loans is not sufficient to pay the interest owed to investors. We record these retained interests at their fair value in available-for-sale securities in our Consolidated Balance Sheet. These interests, together with the deferred purchase price, represent our exposure with respect to these securitizations. Investors have no further recourse against us in the event that cash flows from the transferred loans are inadequate to service the interest related to the investor certificates.

The following table summarizes our securitization activity related to our assets and its impact on our Consolidated Statement of Income for the years ended October 31, 2008, 2007 and 2006:

				Consumer instalment
(Canadian $ in millions)	Residential mortgages			and other personal loans			Credit card loans			Total

	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006

Net cash proceeds (1)	$8,330	$3,312	$3,545	$–	$–	$–	$3,024	$–	$1,424	$11,354	$3,312	$4,969
Investment in securitization vehicle (2)	–	–	–	–	–	–	190	–	73	190	–	73
Deferred purchase price	331	125	111	–	–	–	73	–	36	404	125	147
Servicing liability	(55)	(26)	(28)	–	–	–	(14)	–	(6)	(69)	(26)	(34)

	8,606	3,411	3,628	–	–	–	3,273	–	1,527	11,879	3,411	5,155
Loans sold	8,524	3,400	3,629	–	–	–	3,219	–	1,500	11,743	3,400	5,129

Gain on sale of loans from new securitizations	82	11	(1)	–	–	–	54	–	27	136	11	26
Gain on sale of loans sold to revolving securitization vehicles	72	28	22	–	–	–	212	163	21	284	191	43
Other securitization revenue	(28)	(23)	(22)	–	5	13	41	46	10	13	28	1
Amortization of servicing liability	41	36	30	–	–	–	39	30	–	80	66	30

Total	$167	$52	$29	$–	$5	$13	$346	$239	$58	$513	$296	$100

(1)	Net cash proceeds represent cash proceeds less issuance costs.	(2)	Includes credit card securities retained on-balance sheet by the Bank.
The key weighted-average assumptions used to value the deferred purchase price for these securitizations were as follows:

	Residential mortgages		Credit card loans
	2008	2007	2008	2007	(1)

Weighted-average life (years)	4.43	4.61	0.36	–
Prepayment rate	13.74%	9.70%	40.34%	–
Interest rate	5.38%	5.24%	21.32%	–
Expected credit losses (2)	–	–	2.43%	–
Discount rate	4.04%	4.62%	10.23%	–

(1)	There were no credit card securitization transactions in the year ended October 31, 2007.
(2)	As the residential mortgages are fully insured, there are no expected credit losses.
Cash flows received from securitization vehicles for the years ended October 31, 2008, 2007 and 2006 were as follows:

				Consumer instalment
(Canadian $ in millions)	Residential mortgages			and other personal loans			Credit card loans			Total

	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006

Proceeds from new securitizations	$8,423	$3,330	$3,569	$–	$–	$–	$3,025	$–	$1,425	$11,448	$3,330	$4,994
Proceeds from collections reinvested in existing securitization vehicles	1,853	2,187	1,770	–	–	–	9,685	8,198	1,236	11,538	10,385	3,006
Servicing fees collected	29	21	15	–	–	–	–	3	5	29	24	20
Receipt of deferred purchase price	132	104	93	–	–	–	347	240	25	479	344	118

The impact of securitizations on our Consolidated Balance Sheet as at October 31, 2008 and 2007 was as follows:

			Consumer instalment
(Canadian $ in millions)	Residential mortgages		and other personal loans		Credit card loans		Total

	2008	2007	2008	2007	2008	2007	2008	2007

Retained interests
Investment in securitization vehicles	$–	$–	$–	$–	$263	$74	$263	$74
Deferred purchase price	495	266	–	–	112	36	607	302
Cash deposits with securitization vehicles	12	12	–	–	–	–	12	12
Servicing liability	100	70	–	–	19	6	119	76

  BMO Financial Group 191st Annual Report 2008  |  119

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Credit Information
Information related to principal amounts, impaired amounts and net credit losses for all loans reported and securitized is as follows:

(Canadian $ in millions)			2008				2007

	Total	Impaired	Net		Total	Impaired	Net
	loans	loans	write-offs	(1)	loans	loans	write-offs	(1)

Residential mortgages	$77,641	$235	$6		$74,002	$133	$2
Consumer instalment and other personal loans	43,737	19	120		33,189	41	37
Credit card loans	6,839	163	264		5,993	14	214
Business and government loans	84,151	1,981	519		62,650	539	83
Securities borrowed or purchased under resale agreements	28,033	–	–		37,093	–	–

Total loans	240,401	2,398	909		212,927	727	336
Less mortgage-backed securities retained and classified as available-for-sale securities	9,477	–	–		8,882	–	–
Less loans securitized:
Residential mortgages	18,821	11	–		12,691	7	–
Credit card loans	4,719	–	53		1,500	–	36

Total loans reported in the Consolidated Balance Sheet	$207,384	$2,387	$856		$189,854	$720	$300

(1)	Net write-offs represent write-offs in the year net of recoveries on loans previously written off. Certain comparative figures have been reclassified to conform with the current year’s presentation.

Our credit exposure to securitized assets as at October 31, 2008 was limited to our deferred purchase price of $607 million ($302 million in 2007), certain cash deposits of $12 million ($12 million in 2007) and investments in securitization vehicles of $263 million ($74 million in 2007).
          Static pool credit losses provide a measure of the credit risk in our securitized assets. They are calculated by totalling actual and projected future credit losses and dividing the result by the original balance of each pool of assets. Static pool credit losses for the years ended October 31, 2008 and 2007 were as follows:

	2008	2007

Residential mortgages	n/a	n/a
Consumer instalment and other personal loans	2.61%	2.61%
Credit card loans	1.01%	0.91%

n/a	– not applicable
Sensitivity Analysis
The following table outlines the key economic assumptions used in measuring the deferred purchase price and servicing liability and the sensitivity of these retained interests as at October 31, 2008 to immediate 10% and 20% adverse changes in those assumptions. The sensitivity analysis should be used with caution as it is hypothetical and changes in each key assumption may not be linear. The sensitivities in each key variable have been calculated independently of changes in the other key variables. Actual experience may result in changes in a number of key assumptions simultaneously. Changes in one factor may result in changes in another, which could amplify or reduce certain sensitivities.

	Residential	Credit card
(Canadian $ in millions, except as noted)	mortgages	loans

Fair value of deferred purchase price	$495	$112

Weighted-average life (years)	3	0.37

Weighted-average prepayment rate (%)	15	n/a
Repayment term (years)	n/a	1
Impact of: 10% adverse change ($)	7	7
20% adverse change ($)	20	13

Interest rate (%)	1–2	12
Impact of: 10% adverse change ($)	46	7
20% adverse change ($)	90	14

Expected credit losses (%)	0–0.01	3
Impact of: 10% adverse change ($)	0.09	2
20% adverse change ($)	0.18	3

Weighted-average discount rate (%)	6	10
Impact of: 10% adverse change ($)	8	0.30
20% adverse change ($)	11	0.61

Note 9: Variable Interest Entities
Variable interest entities (“VIEs”) include entities where the equity is considered insufficient to finance the entity’s activities or for which the equity holders do not have a controlling financial interest. We are required to consolidate VIEs if the investments we hold in these entities and/or the relationships we have with them result in us being exposed to the majority of their expected losses, being able to benefit from a majority of their expected residual returns, or both, based on a qualitative estimation process involving estimating the future cash flows and performance of the VIE.
Canadian Customer Securitization Vehicles
Customer securitization vehicles (also referred to as bank-sponsored multi-seller conduits) assist our customers with the securitization of their assets to provide them with alternate sources of funding. These vehicles provide clients with access to financing in the commercial paper markets by allowing them to sell their assets into these vehicles, which then issue commercial paper to investors to fund the purchases. In almost all cases, the seller continues to service the transferred assets. If there are losses on the assets, the seller is the first to take the loss. We do not sell assets to or service the assets held by these customer securitization vehicles. We earn fees for providing services related to the securitizations, including liquidity, distribution and financial arrangement fees for supporting the ongoing operations of the vehicles.
          Assets held by our unconsolidated Canadian customer securitization vehicles amounted to $11,106 million as at October 31, 2008 ($17,536 million in 2007). In general, investors in the commercial paper have recourse only to the assets of the related VIE and do not have recourse to us. Our exposure to losses relates to our investment in commercial paper issued by the vehicles, derivative contracts we have entered into with the vehicles and the liquidity support we provide through backstop liquidity facilities. We use our credit adjudication process in deciding whether to enter into these agreements just as we do when extending credit in the form of a loan. To the extent that we have purchased commercial paper, our exposure under the liquidity facilities is reduced by an equal amount. As at October 31, 2008, we had an exposure of $2,139 million from commercial paper held ($5,564 million in 2007) classified as trading securities.
           During the year ended October 31, 2007, we changed the nature of the liquidity lines offered to certain of our Canadian customer securitization vehicles to global style liquidity lines, which have objective criteria for determining when they can be drawn upon. Previously, we offered market disruption liquidity lines, which had more subjective criteria for when they could be drawn upon.

120   |  BMO Financial Group 191st Annual Report 2008

The total undrawn backstop liquidity facilities was $11,040 million as at October 31, 2008 ($20,756 million in 2007). No amounts have been drawn against the facilities as at October 31, 2008 and 2007.
          Derivative contracts entered into with these vehicles enable the vehicles to manage their exposures to interest and foreign exchange rate fluctuations. The fair value of derivatives outstanding with these VIEs was recorded in our Consolidated Balance Sheet as a derivative asset of $55 million as at October 31, 2008 (derivative liability of $20 million in 2007).
          Our ownership of asset-backed commercial paper (“ABCP”) in two of the vehicles caused us to be exposed to the majority of the expected losses and they have been consolidated. Included in our Consolidated Balance Sheet as at October 31, 2008 were assets of $265 million classified as other assets, and commercial paper of $nil classified as a deposit liability ($311 million and $65 million, respectively, in 2007).
U.S. Customer Securitization Vehicle
Assets held by our unconsolidated U.S. customer securitization vehicle amounted to $7,993 million as at October 31, 2008 ($7,929 million in 2007). Our exposure to losses in our U.S. customer securitization vehicle relates to liquidity support we provide through backstop liquidity facilities. We use our credit adjudication process in deciding whether to enter into these agreements just as we do when extending credit in the form of a loan. As at October 31, 2008, our exposure related to undrawn backstop liquidity facilities amounted to $10,015 million ($10,719 million in 2007). As at October 31, 2008, we have provided funding of US$851 million in accordance with the terms of these liquidity facilities ($nil in 2007). We are not required to consolidate our U.S. customer securitization vehicle. The fair value of derivative contracts we have outstanding with our U.S. customer securitization vehicle was recorded on our Consolidated Balance Sheet as a derivative asset of $1 million as at October 31, 2008 ($nil in 2007).
Bank Securitization Vehicles
We use bank securitization vehicles to securitize our Canadian mortgage loans and Canadian credit card loans to obtain alternate sources of funding. The structure of these vehicles limits the types of activities they can undertake and the types of assets they can hold, and they have limited decision-making authority. These vehicles issue commercial paper to fund their activities. Total assets held by these vehicles amounted to $9,719 million as at October 31, 2008 ($6,552 million in 2007), all of which relate to assets in Canada. We are not required to consolidate our bank securitization vehicles. More information on our investments, rights and obligations related to these vehicles can be found in Note 8. In addition to the interests described in Note 8, we also provide liquidity support to our Canadian mortgage bank securitization vehicles for the face value of the commercial paper outstanding.
          During the year ended October 31, 2007, we changed the nature of the liquidity lines offered to bank securitization vehicles to global style liquidity lines, which have objective criteria for determining when they can be drawn upon. We use our credit adjudication process in deciding whether to enter into these agreements just as we do when extending credit in the form of a loan. The total contract amount of the liquidity support was $5,100 million as at October 31, 2008 and 2007. No amounts were drawn as at October 31, 2008 and 2007. As at October 31, 2008, we held $509 million of the commercial paper issued by these vehicles ($367 million in 2007), which was classified as trading securities.
          Derivative contracts entered into with these vehicles enable the vehicles to manage their exposure to interest rate fluctuations. The fair value of derivatives outstanding with these vehicles was recorded in our Consolidated Balance Sheet as a derivative asset of $121 million as at October 31, 2008 (derivative liability of $52 million in 2007).
Credit Protection Vehicle
We sponsor Apex Trust (“Apex”) (formerly Apex/Sitka Trusts), a VIE that provides credit protection to investors on investments in corporate debt portfolios through credit default swaps. Assets held by Apex were $2,794 million as at October 31, 2008 ($2,012 million in 2007). A senior funding facility of $1,130 million is available to Apex, of which we provide $1,030 million. As at October 31, 2008, $553 million had been drawn against our facility. Under the terms of the restructuring, we also entered into credit default swaps with swap counterparties and offsetting swaps with Apex.
          In May 2008, upon the restructuring of Apex, we purchased mid-term notes (“MTNs”) with a face value of $815 million which are classified as available-for-sale securities. As at October 31, 2008, we had recorded the MTNs at a fair value of $625 million. A third party holds its exposure to Apex through a total return swap with us on $600 million of MTNs. The total return swap and underlying MTNs are classified as trading instruments.
          We do not consider the May 2008 purchase of the Apex MTNs described above to imply or indicate our intent to provide support to other mid-term noteholders or provide additional subordinated support to Apex. Instead, the purchase was a one-time, isolated event related to the restructuring of Apex. We do not intend to purchase additional MTNs of Apex nor do we intend to reimburse any other mid-term noteholder for any loss they may incur. We are not required to consolidate Apex.
Structured Finance Vehicles
We facilitate development of investment products by third parties, including mutual funds, unit investment trusts and other investment funds that are sold to retail investors. We enter into derivatives with these funds to provide the investors their desired exposure and hedge our exposure related to these derivatives by investing in other funds. We consolidate those VIEs where our interests expose us to a majority of the expected losses or residual returns, or both. Total assets and our exposure to losses in these consolidated VIEs were $450 million as at October 31, 2008 ($440 million in 2007). Assets held by the VIEs in which we have a significant variable interest but which we do not consolidate totalled $132 million as at October 31, 2008 ($353 million in 2007). Our exposure to loss from non-consolidated VIEs is limited to the amount of our investment, which totalled $40 million as at October 31, 2008 ($99 million in 2007).
Structured Investment Vehicles
Structured investment vehicles (“SIVs”) provide investment opportunities in customized, diversified debt portfolios in a variety of asset and rating classes. We hold interests in two SIVs and act as asset manager. Assets held by these SIVs totalled $9,291 million as at October 31, 2008, including cash of $nil (total assets of $22,754 million in 2007, including cash of $697 million).
          Our exposure to loss relates to our investments in these vehicles, derivative contracts we have entered into with the vehicles and senior funding we provide through a liquidity facility in order to fund the repayment of senior notes. Our investment in the capital notes of the SIVs is recorded in available-for-sale securities in our Consolidated Balance Sheet, and was $nil as at October 31, 2008 ($53 million in 2007), net of write-downs of $57 million for the year ended October 31, 2008 ($13 million in 2007). Amounts drawn on the liquidity facility provided to the SIVs totalled $5,208 million as at October 31, 2008 ($350 million in 2007). Our exposure includes undrawn facilities of $5,063 million as at October 31, 2008 ($1,158 million in 2007). The fair value of the derivative contracts we have outstanding with the SIVs was recorded in our Consolidated Balance Sheet as a derivative asset of $57 million as at October 31, 2008 (derivative liability of $11 million in 2007). We are not required to consolidate these VIEs.
Capital and Funding Trusts
BMO Covered Bond Trust (the “CB Trust”) was created in 2007 to guarantee payments due to the bondholders in respect of €1 billion BMO Covered Bonds we issued in 2008. We sold assets to the CB Trust in exchange for a promissory note. The assets of the CB Trust have been pledged to secure payment of the bonds we issued. The CB Trust is a VIE which we are required to consolidate as we are exposed to the majority of its expected losses and residual returns. Total assets in the vehicle as at October 31, 2008 were $6.0 billion.
BMO Financial Group 191st Annual Report 2008  |  121

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Our exposure includes drawn facilities of $5,849 million and undrawn facilities of $5,151 million as at October 31, 2008. The fair value of derivative contracts outstanding with the CB Trust was a derivative asset of $112 million as at October 31, 2008.
          BMO Subordinated Notes Trust (“SN Trust”) was created in 2007 to issue $800 million of BMO Trust Subordinated Notes – Series A. SN Trust used the proceeds of the offering to purchase a senior deposit note from the Bank. We are not required to consolidate SN Trust. See Note 18 for further information related to SN Trust.
          We also provide liquidity support amounting to $30 million to SN Trust. As at October 31, 2008, $5 million of the amount provided had been drawn ($5 million in 2007).
          BMO Capital Trust (the “Trust”) was created to issue BMO Capital Trust Securities (“BOaTS”). As at October 31, 2008, the Trust had assets of $3,187 million ($3,140 million in 2007). The Trust is a VIE which we are required to consolidate. Securities of $2.2 billion issued by the Trust are reported as either non-controlling interest or capital trust securities in our Consolidated Balance Sheet. Refer to Note 19 for more details on BOaTS.
Compensation Trusts
We have established trusts in order to administer our employee share ownership plan. Under this plan, we match 50% of employees’ contributions when they choose to contribute a portion of their gross salary toward the purchase of our common shares. Our matching contributions are paid into trusts, which purchase our shares on the open market for payment to employees once employees are entitled to the shares under the terms of the plan. Total assets held by our compensation trusts amounted to $618 million as at October 31, 2008 ($825 million in 2007). We are not required to consolidate these compensation trusts and we have no exposure to loss related to these trusts.
Other VIEs
We are involved with other entities that may potentially be VIEs. This involvement can include, for example, acting as a derivatives counterparty, liquidity provider, investor, fund manager or trustee. These activities do not cause us to be exposed to a majority of the expected losses of these VIEs or allow us to benefit from a majority of their expected residual returns. As a result, we are not required to consolidate these VIEs. Transactions with these VIEs are conducted at market rates, and individual credit or investment decisions are based upon the analysis of the specific VIE, taking into consideration the quality of underlying assets. We record and report these transactions in the same manner as other transactions. For example, derivative contracts are recorded in accordance with our derivatives accounting policy as outlined in Note 10. Liquidity facilities are described in Note 7.

Note 10: Derivative Instruments
Change in Accounting Policy
On November 1, 2006, we adopted the CICA’s new accounting requirements for hedging derivatives. The new rules require us to record all our hedging derivatives at fair value. Prior to November 1, 2006, we accounted for derivatives that qualified as accounting hedges on an accrual basis.
          The types of hedging relationships that qualify for hedge accounting have not changed under the new rules. We will continue to designate our hedges as either cash flow hedges or fair value hedges.
          Changes in the fair value of hedging derivatives are either offset in our Consolidated Statement of Income against the changes in the fair value of the risk being hedged, or recorded in accumulated other comprehensive income (loss) on cash flow hedges. If the change in fair value of the derivative is not completely offset by the change in fair value of the item it is hedging, the difference is recorded immediately in our Consolidated Statement of Income.
Derivative Instruments
Derivative instruments are financial contracts that derive their value from underlying changes in interest rates, foreign exchange rates or other financial or commodity prices or indices.
          Derivative instruments are either regulated exchange-traded contracts or negotiated over-the-counter contracts. We use these instruments for trading purposes, as well as to manage our exposures, mainly to currency and interest rate fluctuations, as part of our asset/liability management program.
Types of Derivatives
Swaps
Swaps are contractual agreements between two parties to exchange a series of cash flows. The various swap agreements that we enter into are as follows:
          Interest rate swaps – counterparties generally exchange fixed and floating rate interest payments based on a notional value in a single currency.
          Cross-currency swaps – fixed rate interest payments and principal amounts are exchanged in different currencies.
          Cross-currency interest rate swaps – fixed and floating rate interest payments and principal amounts are exchanged in different currencies.
          Commodity swaps – counterparties generally exchange fixed and floating rate payments based on a notional value of a single commodity.
          Equity swaps – counterparties exchange the return on an equity security or a group of equity securities for the return based on a fixed or floating interest rate or the return on another equity security or a group of equity securities.
          Credit default swaps – one counterparty pays the other a fee in exchange for that other counterparty agreeing to make a payment if a credit event occurs, such as bankruptcy or failure to pay.
          Total return swaps – one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including any returns such as interest earned on these assets, in exchange for amounts that are based on prevailing market funding rates.
          The main risks associated with these instruments are related to exposure to movements in interest rates, foreign exchange rates, credit quality, securities values or commodities prices, as applicable, and the possible inability of counterparties to meet the terms of the contracts.
Forwards and Futures
Forwards and futures are contractual agreements to either buy or sell a specified amount of a currency, commodity, interest rate-sensitive financial instrument or security at a specific price and date in the future.
          Forwards are customized contracts transacted in the over-the-counter market. Futures are transacted in standardized amounts on regulated exchanges and are subject to daily cash margining.
          The main risks associated with these instruments arise from the possible inability of over-the-counter counterparties to meet the terms of the contracts and from movements in commodities prices, securities values, interest rates and foreign exchange rates, as applicable.
Options
Options are contractual agreements that convey to the buyer the right but not the obligation to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a fixed future date or at any time within a fixed future period.

122  |  BMO Financial Group 191st Annual Report 2008

          For options written by us, we receive a premium from the purchaser for accepting market risk.
          For options purchased by us, we pay a premium for the right to exercise the option. Since we have no obligation to exercise the option, our primary exposure to risk is the potential credit risk if the writer of an over-the-counter contract fails to meet the terms of the contract.
          Caps, collars and floors are specialized types of written and purchased options. They are contractual agreements where the writer agrees to pay the purchaser, based on a specified notional amount, the difference between the market rate and the prescribed rate of the cap, collar or floor. The writer receives a premium for selling this instrument.
Uses of Derivatives
Trading Derivatives
Trading derivatives include derivatives entered into with customers to accommodate their risk management needs, derivatives transacted to generate trading income from our own proprietary trading positions and certain derivatives that do not qualify as hedges for accounting purposes (“economic hedges”).
          We structure and market derivative products to customers to enable them to transfer, modify or reduce current or expected risks.
          Proprietary activities include market-making, positioning and arbitrage activities. Market-making involves quoting bid and offer prices to other market participants with the intention of generating revenues based on spread and volume. Positioning activities involve managing market risk positions with the expectation of profiting from favourable movements in prices, rates or indices. Arbitrage activities involve identifying and profiting from price differentials between markets and products.
          We may also take proprietary trading positions in various capital market instruments and derivatives that, taken together, are designed to profit from anticipated changes in market conditions.
          Trading derivatives are marked to fair value. Realized and unrealized gains and losses are recorded in trading revenues (losses) in our Consolidated Statement of Income. Unrealized gains on trading derivatives are recorded as derivative instrument assets and unrealized losses are recorded as derivative instrument liabilities in our Consolidated Balance Sheet.
Hedging Derivatives
In accordance with our risk management strategy, we enter into various derivative contracts to hedge our interest rate and foreign currency exposures.
Risks Hedged
Interest Rate Risk
We manage interest rate risk through interest rate swaps and options, which are linked to and adjust the interest rate sensitivity of a specific asset, liability, forecasted transaction, firm commitment, or a specific pool of transactions with similar risk characteristics.
          In order for an interest rate derivative to qualify as a hedge, the hedging relationship must be designated and formally documented at its inception, detailing the particular risk management objective and strategy for the hedge and the specific asset, liability or cash flow being hedged, as well as how its effectiveness is being assessed. Changes in the fair value of the derivative must be highly effective in offsetting either changes in the fair value of on-balance sheet items or changes in the amount of future cash flows.
          Hedge effectiveness is evaluated at the inception of the hedging relationship and on an ongoing basis, both retrospectively and prospectively, primarily using quantitative statistical measures of correlation. Any ineffectiveness in the hedging relationship is recognized in non-interest revenue, other in our Consolidated Statement of Income, as it arises.
Cash Flow Hedges
Cash flow hedges modify exposure to variability in cash flows for variable rate interest bearing instruments or the forecasted issuance of fixed rate liabilities. Our cash flow hedges, which have a maximum term of 10 years, are primarily hedges of floating rate deposits as well as commercial and personal loans.
          We record interest receivable or payable on the derivative as an adjustment to interest, dividend and fee income in our Consolidated Statement of Income over the life of the hedge.
          To the extent that changes in the fair value of the derivative offset changes in the fair value of the hedged item, they are recorded in other comprehensive income. Any portion of the change in fair value of the derivative that does not offset changes in the fair value of the hedged item (the ineffectiveness of the hedge) is recorded directly in non-interest revenue, other in our Consolidated Statement of Income. Gains on the ineffective portion of our cash flow hedges totalled $16 million for the year ended October 31, 2008 (less than $1 million in losses in 2007).
          For cash flow hedges that are discontinued before the end of the original hedge term, the unrealized gain or loss in other comprehensive income is amortized to interest, dividend and fee income in our Consolidated Statement of Income as the hedged item affects earnings. If the hedged item is sold or settled, the entire unrealized gain or loss is recognized in interest, dividend and fee income in our Consolidated Statement of Income. The amount of other comprehensive loss that we expect to reclassify to our Consolidated Statement of Income over the next 12 months is $87 million ($59 million after tax). This will be offset by increased net interest income on assets and liabilities that were hedged.
          On November 1, 2006, we remeasured our cash flow hedging derivatives at fair value. The portion of the fair value that offset the fair value of the hedged item was an $8 million gain ($5 million after tax) and was recorded in opening accumulated other comprehensive income. The ineffective portion of cash flow hedges recorded in opening retained earnings totalled less than $1 million. We also reclassified $86 million ($56 million after tax) of deferred losses related to cash flow hedges that were discontinued prior to November 1, 2006 from other assets to opening accumulated other comprehensive income.
Fair Value Hedges
Fair value hedges modify exposure to changes in a fixed rate instrument’s fair value caused by changes in interest rates. These hedges convert fixed rate assets and liabilities to floating rate. Our fair value hedges include hedges of fixed rate commercial and personal loans, securities, deposits and subordinated debt.
          Under the new rules, we will continue to record interest receivable or payable on the derivative as an adjustment to interest, dividend and fee income in our Consolidated Statement of Income over the life of the hedge.
          For fair value hedges, not only is the hedging derivative recorded at fair value but fixed rate assets and liabilities that are part of a hedging relationship are adjusted for the changes in value of the risk being hedged (quasi fair value). To the extent that the change in the fair value of the derivative does not offset changes in the quasi fair value adjustment of the hedged item (the ineffectiveness of the hedge), the net amount is recorded directly in non-interest revenue, other in our Consolidated Statement of Income. Gains on the ineffective portion of our fair value hedges totalled $11 million for the year ended October 31, 2008 ($1 million in 2007).
          For fair value hedges that are discontinued, we cease adjusting the hedged item to quasi fair value. The quasi fair value adjustment of the hedged item is recorded as an adjustment to the interest income/expense on the hedged item over its remaining term to maturity. If the hedged item is sold or settled, any remaining quasi fair value adjustment is included in the determination of the gain or loss on sale or settlement. We did not hedge any commitments during the years ended October 31, 2008 and 2007.
          When we remeasured our fair value hedging derivatives at fair value on November 1, 2006, we made a corresponding adjustment to the carrying value of the items that we hedge with those derivatives (quasi fair value adjustment). The difference between these two amounts was recorded in opening retained earnings and totalled less than $1 million. On November 1, 2006, we also reclassified deferred amounts related to fair value hedges that were

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
discontinued prior to November 1, 2006 from other assets to adjust the carrying amount of the items that were previously hedged. Quasi fair value adjustments related to these two activities were comprised of an increase in loans of $3 million, an increase in deposits of $38 million, an increase in subordinated debt of $9 million and an increase in other assets of $6 million.
Foreign Currency Risk
We manage foreign currency risk through cross-currency swaps. Cross-currency swaps are marked to market, with realized and unrealized gains and losses recorded in non-interest revenue, consistent with the accounting treatment for gains and losses on the economically hedged item.
          We also periodically hedge U.S. dollar earnings through forward foreign exchange contracts to minimize fluctuations in our Canadian dollar earnings due to the translation of our U.S. dollar earnings. These contracts are marked to fair value, with gains and losses recorded as non-interest revenue in foreign exchange, other than trading.
Embedded Derivatives
From time to time, we purchase or issue financial instruments containing embedded derivatives. The embedded derivative is separated from the host contract and carried at fair value if the economic characteristics of the derivative are not closely related to those of the host contract, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not held for trading or designated at fair value. To the extent that we cannot reliably identify and measure the embedded derivative, the entire contract is carried at fair value, with changes in fair value reflected in earnings. Embedded derivatives in our equity linked notes are accounted for separately from the host instrument.
Fair Value
Fair value represents point-in-time estimates that may change in subsequent reporting periods due to market conditions or other factors. Fair value for exchange-traded derivatives is considered to be the price quoted on derivatives exchanges. Fair value for over-the-counter derivatives is determined using multi-contributor prices or zero coupon valuation techniques further adjusted for credit, model and liquidity risks, as well as administration costs. Zero coupon curves are created using generally accepted valuation techniques from underlying instruments such as cash, bonds and futures observable in the market. Option implied volatilities, an input into the valuation model, are either obtained directly from market sources or calculated from market prices.

Fair values of our derivative instruments are as follows:

(Canadian $ in millions)			2008			2007

	Gross assets	Gross liabilities	Net	Gross assets	Gross liabilities	Net

Trading
Interest Rate Contracts
Swaps	$25,925	$(26,243)	$(318)	$7,273	$(7,697)	$(424)
Forward rate agreements	165	(166)	(1)	13	(8)	5
Futures	19	(12)	7	33	(10)	23
Purchased options	1,804	–	1,804	1,084	(1)	1,083
Written options	–	(1,643)	(1,643)	–	(988)	(988)
Foreign Exchange Contracts
Cross-currency swaps	1,212	(1,346)	(134)	1,997	(1,239)	758
Cross-currency interest rate swaps	7,867	(7,259)	608	7,203	(7,562)	(359)
Forward foreign exchange contracts	8,383	(7,913)	470	4,842	(5,246)	(404)
Purchased options	566	–	566	262	–	262
Written options	–	(774)	(774)	–	(158)	(158)
Commodity Contracts
Swaps	2,336	(3,102)	(766)	2,220	(1,988)	232
Purchased options	3,953	–	3,953	5,628	–	5,628
Written options	–	(3,497)	(3,497)	–	(5,374)	(5,374)
Equity Contracts	5,606	(2,019)	3,587	1,318	(2,458)	(1,140)
Credit Default Swaps
Purchased	6,435	–	6,435	642	–	642
Written	–	(5,828)	(5,828)	–	(570)	(570)

Total fair value – trading derivatives	$64,271	$(59,802)	$4,469	$32,515	$(33,299)	$(784)

Average fair value (1)	$43,917	$(40,456)	$3,461	$33,817	$(34,629)	$(812)

Hedging
Interest Rate Contracts
Cash flow hedges – swaps	$752	$(187)	$565	$60	$(176)	$(116)
Fair value hedges – swaps	563	(59)	504	10	(109)	(99)

Total swaps	$1,315	$(246)	$1,069	$70	$(285)	$(215)

Total fair value – hedging derivatives (2)	$1,315	$(246)	$1,069	$70	$(285)	$(215)

Average fair value (1)	$540	$(257)	$283	$69	$(266)	$(197)

Total fair value – trading and hedging derivatives	$65,586	$(60,048)	$5,538	$32,585	$(33,584)	$(999)

Less: Impact of master netting agreements	$(41,748)	$41,748	$–	$(16,403)	$16,403	$–

Total	$23,838	$(18,300)	$5,538	$16,182	$(17,181)	$(999)

(1)  Average fair value amounts are calculated using a five-quarter rolling average.
(2)  The fair values of hedging derivatives wholly or partially offset the changes in fair values of the related on-balance sheet financial instruments or future cash flows.

Assets are shown net of liabilities to customers where we have an enforceable right to offset amounts and we intend to settle contracts on a net basis.
Included in foreign exchange contracts is $nil as at October 31, 2008 ($nil in 2007) related to gold contracts.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Derivative instruments recorded in our Consolidated Balance Sheet are as follows:

(Canadian $ in millions)			Assets		Liabilities

			2008	2007	2008	2007

Fair value of trading derivatives			$ 64,271	$ 32,515	$ 59,802	$ 33,299
Fair value of hedging derivatives			1,315	70	246	285

Total			$ 65,586	$ 32,585	$ 60,048	$ 33,584

124  |  BMO Financial Group 191st Annual Report 2008

Notional Amounts
The notional amounts of our derivatives represent the amount to which a rate or price is applied in order to calculate the amount of cash that must be exchanged under the contract. Notional amounts do not represent assets or liabilities and therefore are not recorded in our Consolidated Balance Sheet.

(Canadian $ in millions)				2008				2007

		Hedging				Hedging

	Trading	Cash flow	Fair value	Total	Trading	Cash flow	Fair value	Total

Interest Rate Contracts
Over-the-counter
Swaps	$1,434,047	$33,633	$16,918	$1,484,598	$1,075,495	$21,644	$5,381	$1,102,520
Forward rate agreements	217,072	–	–	217,072	60,042	–	–	60,042
Purchased options	83,497	–	–	83,497	114,446	–	–	114,446
Written options	103,492	–	–	103,492	161,813	–	–	161,813

	1,838,108	33,633	16,918	1,888,659	1,411,796	21,644	5,381	1,438,821

Exchange-traded
Futures	76,215	–	–	76,215	77,736	–	–	77,736
Purchased options	70,356	–	–	70,356	91,909	–	–	91,909
Written options	58,288	–	–	58,288	56,593	–	–	56,593

	204,859	–	–	204,859	226,238	–	–	226,238

Total interest rate contracts	2,042,967	33,633	16,918	2,093,518	1,638,034	21,644	5,381	1,665,059

Foreign Exchange Contracts
Over-the-counter
Cross-currency swaps	13,681	–	–	13,681	10,870	–	–	10,870
Cross-currency interest rate swaps	136,219	–	–	136,219	92,960	–	–	92,960
Forward foreign exchange contracts	212,927	–	–	212,927	154,142	–	–	154,142
Purchased options	8,477	–	–	8,477	6,024	–	–	6,024
Written options	10,715	–	–	10,715	8,213	–	–	8,213

	382,019	–	–	382,019	272,209	–	–	272,209

Exchange-traded
Futures	835	–	–	835	1,119	–	–	1,119
Purchased options	6,806	–	–	6,806	3,346	–	–	3,346
Written options	3,073	–	–	3,073	998	–	–	998

	10,714	–	–	10,714	5,463	–	–	5,463

Total foreign exchange contracts	392,733	–	–	392,733	277,672	–	–	277,672

Commodity Contracts
Over-the-counter
Swaps	45,988	–	–	45,988	49,759	–	–	49,759
Purchased options	35,749	–	–	35,749	59,304	–	–	59,304
Written options	33,871	–	–	33,871	59,582	–	–	59,582

	115,608	–	–	115,608	168,645	–	–	168,645

Exchange-traded
Futures	39,840	–	–	39,840	49,788	–	–	49,788
Purchased options	108,337	–	–	108,337	202,573	–	–	202,573
Written options	109,359	–	–	109,359	200,491	–	–	200,491

	257,536	–	–	257,536	452,852	–	–	452,852

Total commodity contracts	373,144	–	–	373,144	621,497	–	–	621,497

Equity Contracts
Over-the-counter	21,809	–	–	21,809	29,654	–	–	29,654
Exchange-traded	19,129	–	–	19,129	10,219	–	–	10,219

Total equity contracts	40,938	–	–	40,938	39,873	–	–	39,873

Credit Default Swaps
Over-the-counter
Purchased	78,230	–	–	78,230	47,652	–	–	47,652
Written	71,977	–	–	71,977	43,004	–	–	43,004

Total credit default swaps	150,207	–	–	150,207	90,656	–	–	90,656

Total	$2,999,989	$33,633	$16,918	$3,050,540	$2,667,732	$21,644	$5,381	$2,694,757

Included in the notional amounts is $59 million as at October 31, 2008 ($224 million in 2007) related to the Managed Futures Certificates of Deposit Program. Risk exposures represented by the assets in this program are traded on behalf of customers, with all gains and losses accruing to them.
Included in foreign exchange contracts is $nil as at October 31, 2008 ($1 million in 2007) related to gold contracts.
Certain comparative figures have been reclassified to conform with the current year’s presentation.

  BMO Financial Group 191st Annual Report 2008  |  125

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Derivative-Related Credit Risk
Over-the-counter derivative instruments are subject to credit risk. Credit risk arises from the possibility that counterparties may default on their obligations. The credit risk associated with derivatives is normally a small fraction of the notional amount of the derivative instrument. Derivative contracts generally expose us to potential credit loss if changes in market rates affect a counterparty’s position unfavourably and the counterparty defaults on payment. The credit risk is represented by the positive fair value of the derivative instrument. We strive to limit credit risk by dealing with counterparties that we believe are creditworthy, and we manage our credit risk for derivatives using the same credit risk process that is applied to loans and other credit assets.
          We also pursue opportunities to reduce our exposure to credit losses on derivative instruments, including entering into master netting agreements with counterparties. The credit risk associated with favourable contracts is eliminated by master netting agreements to the extent that unfavourable contracts with the same counterparty cannot be settled before favourable contracts.
          Exchange-traded derivatives have no potential for credit exposure as they are settled net with each exchange.
Derivative-Related Market Risk
Derivative instruments are subject to market risk. Market risk arises from the potential for a negative impact on the balance sheet and/or income statement resulting from adverse changes in the value of derivative instruments as a result of changes in certain market variables. These variables include interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, as well as credit spreads, credit migration and default. We strive to limit market risk by employing comprehensive governance and management processes for all market risk-taking activities.
Terms used in the credit risk table below are as follows:
Replacement cost represents the cost of replacing all contracts that have a positive fair value, using current market rates. It represents in effect the unrealized gains on our derivative instruments. Replacement costs disclosed below represent the net of the asset and liability to a specific counterparty where we have a legally enforceable right to offset the amount owed to us with the amount owed by us and we intend either to settle on a net basis or to realize the asset and settle the liability simultaneously.
Credit risk equivalent represents the total replacement cost plus an amount representing the potential future credit exposure, as outlined in OSFI’s Capital Adequacy Guideline.
Risk-weighted balance represents the credit risk equivalent, weighted based on the creditworthiness of the counterparty, as prescribed by OSFI.

(Canadian $ in millions)			2008				2007

	Replacement	Credit risk	Risk-weighted		Replacement	Credit risk	Risk-weighted
	cost	equivalent	balance	(1)	cost	equivalent	balance	(1)

Interest Rate Contracts
Swaps	$27,240	$34,264	$–		$7,343	$13,314	$–
Forward rate agreements	165	180	–		13	13	–
Purchased options	1,714	2,057	–		1,050	1,352	–

Total interest rate contracts	29,119	36,501	3,921		8,406	14,679	3,268

Foreign Exchange Contracts
Cross-currency swaps	1,212	2,017	–		1,997	2,650	–
Cross-currency interest rate swaps	7,867	14,551	–		7,203	11,560	–
Forward foreign exchange contracts	8,383	9,928	–		4,842	6,311	–
Purchased options	398	576	–		244	318	–

Total foreign exchange contracts	17,860	27,072	3,362		14,286	20,839	4,641

Commodity Contracts
Swaps	2,336	8,242	–		2,220	8,535	–
Purchased options	1,670	7,037	–		3,056	10,457	–

Total commodity contracts	4,006	15,279	1,957		5,276	18,992	6,435

Equity Contracts	1,996	3,264	907		1,024	2,902	902

Credit Default Swaps
Purchased	6,435	7,564	4,750		642	4,721	1,134
Written	–	–	–		–	–	–

Total credit default swaps	6,435	7,564	4,750		642	4,721	1,134

Total derivatives	59,416	89,680	14,897		29,634	62,133	16,380

Impact of master netting agreements	(41,748)	(54,223)	–		(16,403)	(29,541)	(7,467)

Total	$17,668	$35,457	$14,897		$13,231	$32,592	$8,913

(1) Risk-weighted balance based on Basel II in 2008 and Basel I in 2007.
The total derivatives and impact of master netting agreements for replacement cost do not include exchange-traded derivatives with a positive fair value of $6,170 million as at October 31, 2008 ($2,951 million in 2007).
Certain comparative figures have been reclassified to conform with the current year’s presentation.

Transactions are conducted with counterparties in various geographic locations and industries. Set out below is the replacement cost of contracts (before the impact of master netting agreements) with customers located in the following countries, based on country of ultimate risk:

(Canadian $ in millions, except as noted)	2008		2007

Canada	$21,022	36%	$11,393	38%
United States	17,351	29	10,866	37
United Kingdom	8,411	14	1,776	6
Other countries (1)	12,632	21	5,599	19

Total	$59,416	100%	$29,634	100%

(1) No other country represented 10% or more of our replacement cost in either 2008 or 2007.
Certain comparative figures have been reclassified to conform with the current year’s presentation.

126  |  BMO Financial Group 191st Annual Report 2008

Transactions are conducted with various counterparties. Set out below is the replacement cost of contracts (before the impact of master netting agreements) with customers in the following industries:

	Interest rate		Foreign exchange		Commodity		Equity		Credit default
(Canadian $ in millions)	contracts		contracts		contracts		contracts		swaps		Total

	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007

Financial institutions	$25,808	$7,423	$12,118	$7,318	$1,634	$2,602	$897	$635	$3,198	$540	$43,655	$18,518
Governments	1,198	360	1,824	3,411	25	42	–	–	–	–	3,047	3,813
Natural resources	20	7	170	175	1,050	1,368	–	–	–	–	1,240	1,550
Energy	64	13	80	–	958	972	–	–	–	–	1,102	985
Other	2,029	603	3,668	3,382	339	292	1,099	389	3,237	102	10,372	4,768

Total	$29,119	$8,406	$17,860	$14,286	$4,006	$5,276	$1,996	$1,024	$6,435	$642	$59,416	$29,634

   Certain comparative figures have been reclassified to conform with the current year’s presentation.
Term to Maturity
Our derivative contracts have varying maturity dates. The remaining contractual term to maturity for the notional amounts of our derivative contracts is set out below:

(Canadian $ in millions)	Term to maturity					2008	2007

	Within	1 to 3	3 to 5	5 to 10	Over 10	Total notional	Total notional
	1 year	years	years	years	years	amounts	amounts

Interest Rate Contracts
Swaps	$371,847	$461,187	$336,653	$251,584	$63,327	$1,484,598	$1,102,520
Forward rate agreements, futures and options	459,111	101,139	29,167	17,414	2,089	608,920	562,539

Total interest rate contracts	830,958	562,326	365,820	268,998	65,416	2,093,518	1,665,059

Foreign Exchange Contracts
Cross-currency swaps	416	3,899	1,771	5,092	2,503	13,681	10,870
Cross-currency interest rate swaps	27,468	44,936	24,812	31,211	7,792	136,219	92,960
Forward foreign exchange contracts, futures and options	227,823	11,083	3,020	866	41	242,833	173,842

Total foreign exchange contracts	255,707	59,918	29,603	37,169	10,336	392,733	277,672

Commodity Contracts
Swaps	26,900	16,187	1,793	793	315	45,988	49,759
Futures and options	191,603	131,122	4,363	68	–	327,156	571,738

Total commodity contracts	218,503	147,309	6,156	861	315	373,144	621,497

Equity Contracts	31,479	5,467	1,630	1,496	866	40,938	39,873

Credit Default Swaps	17,476	30,431	73,824	27,429	1,047	150,207	90,656

Total notional amount	$1,354,123	$805,451	$477,033	$335,953	$77,980	$3,050,540	$2,694,757

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Note 11: Premises and Equipment
We record all premises and equipment at cost less accumulated amortization except land, which is recorded at cost. Buildings, computer equipment and software, other equipment and leasehold improvements are amortized on a straight-line basis over their estimated useful lives. The maximum estimated useful lives we use to amortize our assets are:

Buildings	40 years
Computer equipment and software	15 years
Other equipment	10 years
Leasehold improvements	Lease term to a maximum of 10 years

(Canadian $ in millions)			2008	2007

		Accumulated	Carrying	Carrying
	Cost	amortization	value	value

Land	$191	$–	$191	$148
Buildings	1,294	673	621	581
Computer equipment and software	3,100	2,242	858	787
Other equipment	731	533	198	171
Leasehold improvements	804	445	359	293

Total	$6,120	$3,893	$2,227	$1,980

Amortization expense for the years ended October 31, 2008, 2007 and 2006 amounted to $393 million, $390 million and $360 million, respectively.
          Gains and losses on disposal are included in other non-interest revenue in our Consolidated Statement of Income.
          On July 31, 2008, we sold a property with two office buildings housing a total of 75,000 square feet at 1210-1248 10th Avenue in Calgary. The gain on sale was $13 million before tax, which was recorded in our Consolidated Statement of Income.
          On October 15, 2007, we sold the office tower located at 10199 – 101 Street N.W. in Edmonton. The gain on sale was $19 million before tax, of which $6 million was recorded in our Consolidated Statement of Income. The remaining $13 million was deferred and is being recorded as a reduction in rental expense over the term of our lease in the building, which expires in 2017. The deferred gain as at October 31, 2008 and 2007 was $12 million and $13 million, respectively.
          We test premises and equipment for impairment when events or changes in circumstances indicate that their carrying value may not be recoverable. We write them down to fair value when the related undiscounted cash flows are less than the carrying value. There were no write-downs of premises and equipment due to impairment during the year ended October 31, 2008 ($nil in 2007 and 2006).

  BMO Financial Group 191st Annual Report 2008  |  127

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Lease Commitments
We have entered into a number of non-cancellable leases for premises and equipment. Our total contractual rental commitments as at October 31, 2008 were $1,410 million. The commitments for each of the next five years and thereafter are $211 million for 2009, $185 million for 2010, $152 million for 2011, $127 million for 2012, $106 million for 2013 and $629 million thereafter. Included in these amounts are the commitments related to 748 leased branch locations as at October 31, 2008.
          Net rent expense for premises and equipment reported in our Consolidated Statement of Income for the years ended October 31, 2008, 2007 and 2006 was $326 million, $300 million and $292 million, respectively.

Note 12: Acquisitions
We account for acquisitions of businesses using the purchase method. This involves allocating the purchase price paid for a business to the assets acquired, including identifiable intangible assets, and the liabilities assumed, based on their fair values at the date of acquisition. Any excess is then recorded as goodwill. The results of operations of acquired businesses are included in our consolidated financial statements beginning on the date of acquisition.
Griffin, Kubik, Stephens & Thompson, Inc.
On May 1, 2008, we completed the acquisition of Chicago-based Griffin, Kubik, Stephens & Thompson, Inc. (“GKST”) for cash consideration of $31 million, subject to a post-closing adjustment based on net equity. The acquisition of GKST provides us with the opportunity to significantly expand our presence in the U.S. municipal bond market. Goodwill related to this acquisition is deductible for tax purposes. GKST is part of our BMO Capital Markets reporting segment.
Merchants and Manufacturers Bancorporation, Inc.
On February 29, 2008, we completed the acquisition of Wisconsin-based Merchants and Manufacturers Bancorporation, Inc. (“Merchants and Manufacturers”) for total cash consideration of $135 million. The acquisition of Merchants and Manufacturers provides us with the opportunity to expand our banking network into Wisconsin. As part of this acquisition, we acquired a core deposit intangible asset, which is being amortized on an accelerated basis over a period not to exceed 10 years. Goodwill related to this acquisition is not deductible for tax purposes. Merchants and Manufacturers is part of our Personal and Commercial Banking U.S. reporting segment.
Ozaukee Bank
On February 29, 2008, we completed the acquisition of Ozaukee Bank (“Ozaukee”), a Wisconsin-based community bank, for 3,283,190 shares of Bank of Montreal with a market value of $54.97 per share for total consideration of $180 million. The acquisition of Ozaukee provides us with the opportunity to expand our banking network into Wisconsin. As part of this acquisition, we acquired a core deposit intangible asset, which is being amortized on an accelerated basis over a period not to exceed 10 years. Goodwill related to this acquisition is not deductible for tax purposes. Ozaukee is part of our Personal and Commercial Banking U.S. reporting segment.
Pyrford International plc
On December 14, 2007, we completed the acquisition of Pyrford International plc (“Pyrford”), a London, U.K.-based asset manager, for total cash consideration of $41 million, plus contingent consideration of up to $10 million based on our retention of the assets under management one year from the closing date. The acquisition of Pyrford provides us with the opportunity to expand our investment management capabilities outside of North America. As part of this acquisition, we acquired a customer relationship intangible asset, which is being amortized on a straight-line basis over a period not to exceed 15 years. Goodwill related to this acquisition is not deductible for tax purposes. Pyrford is part of our Private Client Group reporting segment.
First National Bank & Trust
On January 4, 2007, we completed the acquisition of First National Bank & Trust (“First National”) for total cash consideration of $345 million. The acquisition of First National provides us with the opportunity to expand our banking services into the Indianapolis, Indiana market. As part of this acquisition, we acquired a core deposit intangible asset, which is being amortized on an accelerated basis over a period not to exceed 10 years. Goodwill and other intangibles related to this acquisition are deductible for tax purposes. First National is part of our Personal and Commercial Banking U.S. reporting segment.
bcpbank Canada
On December 4, 2006, we completed the acquisition of bcpbank Canada, a full-service chartered bank, for total cash consideration of $41 million. The acquisition of bcpbank Canada expands our branch network and provides our customers with greater access to banking services across the greater Toronto area. As part of this acquisition, we acquired a core deposit intangible asset, which is being amortized on an accelerated basis over 10 years. Goodwill related to this acquisition is not deductible for tax purposes. bcpbank Canada is part of our Personal and Commercial Banking Canada reporting segment.

The estimated fair values of the assets acquired and the liabilities assumed at the dates of acquisition are as follows:

(Canadian $ in millions)	2008				2007

		Merchants and			First	bcpbank
	GKST	Manufacturers	Ozaukee	Pyrford	National	Canada

Cash resources	$–	$47	$54	$1	$110	$47
Securities	63	133	115	–	317	23
Loans	–	1,013	517	–	1,009	293
Premises and equipment	1	34	14	1	30	9
Goodwill	8	100	120	20	175	13
Core deposit/Customer relationship intangible asset	–	39	24	17	37	5
Other assets	24	16	11	4	52	2

Total assets	96	1,382	855	43	1,730	392

Deposits	–	1,029	584	–	1,375	339
Other liabilities	65	218	91	2	10	12

Total liabilities	65	1,247	675	2	1,385	351

Purchase price	$31	$135	$180	$41	$345	$41

The allocations of the purchase price for GKST, Merchants and Manufacturers, Ozaukee and Pyrford are subject to refinement as we complete the valuation of the assets acquired and liabilities assumed.

128  |  BMO Financial Group 191st Annual Report 2008

Note 13: Goodwill and Intangible Assets
Goodwill
When we acquire a subsidiary, joint venture or securities where we exert significant influence and account for the acquisition using the equity method, we allocate the purchase price paid to the assets acquired, including identifiable intangible assets, and the liabilities assumed. Any excess of the amount paid over the fair value of those net assets is considered to be goodwill.
           Goodwill is not amortized; however, it is tested at least annually for impairment. The impairment test consists of allocating goodwill to our reporting units (groups of businesses with similar characteristics) and then comparing the book value of the reporting units, including goodwill, to their fair values. We determine fair value using discounted cash flows, price-to-earnings ratios, market proxies or other multiples, whichever is most appropriate under the circumstances. The excess of carrying value of goodwill over fair value of goodwill, if any, is recorded as an impairment charge in the period in which impairment is determined.
           There were no write-downs of goodwill due to impairment during the years ended October 31, 2008, 2007 and 2006.

A continuity of our goodwill by reporting unit for the years ended October 31, 2008 and 2007 is as follows:

					Personal and							Private	BMO
					Commercial							Client	Capital		Corporate
(Canadian $ in millions)					Banking							Group	Markets		Services	Total
								Retail							Technology
	P&C		P&C			Client		Investment		Private					and
	Canada		U.S.		Total	Investing		Products		Banking		Total			Operations

Goodwill as at October 31, 2006	$93		$582		$675	$68		$187		$68		$323	$98		$2	$1,098
Acquisitions during the year	13		175		188	–		–		–		–	–		–	188
Other (1)	–		(129)		(129)	–		–		(10)		(10)	(7)		–	(146)

Goodwill as at October 31, 2007	106		628		734	68		187		58		313	91		2	1,140
Acquisitions during the year	–		220		220	–		20		–		20	8		–	248
Other (1)	(1)		222		221	–		(1)		17		16	10		–	247

Goodwill as at October 31, 2008	$105	(2)	$1,070	(3)	$1,175	$68	(4)	$206	(5)	$75	(6)	$349	$109	(7)	$2	$1,635

(1)	Other changes in goodwill include the effects of translating goodwill denominated in foreign currencies into Canadian dollars and purchase accounting adjustments related to prior-year purchases.
(2)	Relates primarily to Moneris Solutions Corporation and bcpbank Canada.
(3)	Relates primarily to New Lenox State Bank, First National Bank of Joliet, Household Bank branches, Mercantile Bancorp, Inc., Villa Park Trust and Savings Bank, First National Bank & Trust, Ozaukee Bank and Merchants and Manufacturers Bancorporation, Inc.

(4)	Relates to BMO Nesbitt Burns Corporation Limited.
(5)	Relates to Guardian Group of Funds Ltd. and Pyrford International plc.
(6)	Relates primarily to Harris myCFO, Inc.
(7)	Relates to Gerard Klauer Mattison & Co., Inc., BMO Nesbitt Burns Corporation Limited and Griffin, Kubik, Stephens & Thompson, Inc.

Intangible Assets
Intangible assets related to our acquisitions are recorded at their fair value at the acquisition date. Intangible assets by category are as follows:

(Canadian $ in millions)			2008	2007
		Accumulated	Carrying	Carrying
	Cost	amortization	value	value

Customer relationships	$96	$68	$28	$12
Core deposits	314	171	143	75
Branch distribution networks	178	146	32	34
Other	24	23	1	3

Total	$612	$408	$204	$124

Intangible assets are amortized to income over the period during which we believe the assets will benefit us on either a straight-line or an accelerated basis, depending on the specific asset, over a period not to exceed 15 years. We have no intangible assets with indefinite lives. The weighted-average amortization period for customer relationships is 10.6 years, core deposits 10.6 years, branch distribution networks 15.0 years and other 6.4 years.
          The aggregate amount of intangible assets that were acquired during the years ended October 31, 2008, 2007 and 2006 was $80 million, $42 million and $7 million, respectively.
           We test intangible assets for impairment when events or changes in circumstances indicate that their carrying value may not be recoverable. We write them down to fair value when the related undiscounted cash flows are not expected to allow for recovery of the carrying value. There were no write-downs of intangible assets due to impairment during the years ended October 31, 2008, 2007 and 2006.
           The total estimated amortization expense relating to intangible assets for each of the next five years is $46 million for 2009, $34 million for 2010, $29 million for 2011, $19 million for 2012 and $18 million for 2013.
Future Change in Accounting Policy
As discussed in Note 1, we will adopt the CICA’s new accounting standard relating to intangible assets on November 1, 2008. The new standard clarifies the recognition and measurement criteria for intangible assets and, in particular, for intangible assets that are generated internally. The impact of implementation of this new standard is not material to our results of operations or financial position.

Note 14: Other Assets

(Canadian $ in millions)	2008	2007

Accounts receivable, prepaid expenses and other items	$7,031	$5,415
Accrued interest receivable	1,198	1,371
Due from clients, dealers and brokers	810	460
Pension asset (Note 24)	1,121	1,094

Total	$10,160	$8,340

  BMO Financial Group 191st Annual Report 2008  |  129

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15: Deposits

	Payable on demand				Payable		Payable on
(Canadian $ in millions)	Interest bearing		Non-interest bearing		after notice		a fixed date		Total
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007

Deposits by:
Banks	$823	$349	$365	$298	$2,619	$1,001	$26,539	$32,452	$30,346	$34,100
Businesses and governments	8,101	7,155	20,777	9,719	20,376	19,783	86,857	85,091	136,111	121,748
Individuals	4,705	3,405	6,802	5,824	34,880	31,114	44,826	35,859	91,213	76,202

Total	$13,629	$10,909	$27,944	$15,841	$57,875	$51,898	$158,222	$153,402	$257,670	$232,050

Booked in:
Canada	$12,864	$10,346	$15,427	$13,762	$38,564	$36,579	$91,439	$81,690	$158,294	$142,377
United States	303	174	10,696	2,078	18,879	14,750	50,316	41,824	80,194	58,826
Other countries	462	389	1,821	1	432	569	16,467	29,888	19,182	30,847

Total	$13,629	$10,909	$27,944	$15,841	$57,875	$51,898	$158,222	$153,402	$257,670	$232,050

Included in deposits as at October 31, 2008 and 2007 are $112,614 million and $94,911 million, respectively, of deposits denominated in U.S. dollars, and $7,763 million and $11,778 million, respectively, of deposits denominated in other foreign currencies.
Change in Accounting Policy
On November 1, 2006, we adopted the CICA’s new accounting requirements which allow management to elect to measure financial instruments that would not otherwise be accounted for at fair value as trading instruments, with changes in fair value recorded in income provided they meet certain criteria. Financial instruments must have been designated on November 1, 2006, when the new standard was adopted, or when new financial instruments were acquired, and the designation is irrevocable.
           We issue structured notes that include embedded interest rate or equity options. We enter into derivatives which manage our exposure to changes in the structured note fair value caused by changes in interest rates or equity prices. The structured notes are designated as trading under the fair value option, which better aligns the accounting result with the way the portfolio is managed. These notes are classified as deposits. The fair value and amount due at contractual maturity of these notes as at October 31, 2008 were $1,070 million and $1,197 million, respectively ($762 million and $791 million, respectively, in 2007). The impact of recording these notes as trading was an increase in non-interest revenue, trading revenues (losses) of $84 million for the year ended October 31, 2008 ($8 million in 2007). The portion of the change related to the embedded interest rate or equity options was offset by a change in the fair value of the derivatives. The portion of the change in fair value attributable to changes in credit risk was an unrealized gain of $108 million both for the year ended October 31, 2008 and since inception. We isolate the impact of changes in our credit risk by determining both the change in fair value due to changes in risk-free interest rates and the change due to market interest rates, which includes a premium for our credit. The difference between these two changes in fair value represents the change in fair value due solely to changes in our credit risk.
           When we initially elected the fair value option for our structured notes on November 1, 2006, we remeasured the portfolio of structured notes at fair value. The net unrealized loss of less than $1 million was recorded in opening retained earnings.
Deposits
Deposits payable on demand are comprised primarily of our customers’ chequing accounts, some of which we pay interest on. Our customers need not notify us prior to withdrawing money from their chequing accounts.
          Deposits payable after notice are comprised primarily of our customers’ savings accounts, on which we pay interest.
          Deposits payable on a fixed date are comprised of:
•	Various investment instruments purchased by our customers to earn interest over a fixed period, such as term deposits and guaranteed investment certificates. The terms of these deposits can vary from one day to 10 years.
•	Federal funds purchased, which are overnight borrowings of other banks’ excess reserve funds at a United States Federal Reserve Bank. As at October 31, 2008, we had purchased $2,382 million of federal funds ($1,937 million in 2007).
•	Commercial paper, which totalled $269 million as at October 31, 2008 ($685 million in 2007).
Included in our deposits payable on a fixed date as at October 31, 2008 were $132,296 million of individual deposits greater than one hundred thousand dollars, of which $66,394 million were booked in Canada, $49,435 million were booked in the United States and $16,467 million were booked in other countries. We had $132,501 million of such deposits as at October 31, 2007, of which $61,312 million were booked in Canada, $41,301 million were booked in the United States and $29,888 million were booked in other countries.

130  |  BMO Financial Group 191st Annual Report 2008

Note 16: Other Liabilities

(Canadian $ in millions)	2008	2007

Acceptances	$9,358	$12,389
Securities sold but not yet purchased	18,792	25,039
Securities lent or sold under repurchase agreements	32,492	31,263

	$60,642	$68,691

Acceptances
Acceptances represent a form of negotiable short-term debt that is issued by our customers and which we guarantee for a fee. We have an offsetting claim, equal to the amount of the acceptances, against our customers. The amount due under acceptances is recorded as a liability and our corresponding claim is recorded as a loan in our Consolidated Balance Sheet.
Securities Sold but not yet Purchased
Securities sold but not yet purchased represent our obligation to deliver securities that we do not own at the time of sale. These obligations are recorded at their market value. Adjustments to the market value as at the balance sheet date and gains and losses on the settlement of these obligations are recorded in trading revenues (losses) in our Consolidated Statement of Income.
Securities Lent or Sold under Repurchase Agreements
Securities lent or sold under repurchase agreements represent short-term funding transactions where we sell securities that we already own and simultaneously commit to repurchase the same securities at a specified price on a specified date in the future. The obligation to repurchase these securities is recorded at the amount owing. The interest expense related to these liabilities is recorded on an accrual basis.

(Canadian $ in millions)	2008	2007

Other
Accounts payable, accrued expenses and other items	$7,265	$7,760
Accrued interest payable	1,656	1,893
Non-controlling interest in subsidiaries	1,400	1,329
Liabilities of subsidiaries, other than deposits	2,990	387
Pension liability (Note 24)	47	11
Other employee future benefits liability (Note 24)	713	675

Total	$14,071	$12,055

Included in non-controlling interest in subsidiaries as at October 31, 2008 were capital trust securities including accrued interest totalling $1,060 million ($1,060 million in 2007) (see Note 19) and 7.375% preferred shares of US$250 million (US$250 million in 2007) issued by Harris Preferred Capital Corporation, a U.S. subsidiary, that forms part of our Tier 1 regulatory capital.
Customer Loyalty Program
During the year ended October 31, 2008, we settled the liability associated with our customer loyalty rewards program in Personal and Commercial Banking Canada’s MasterCard business. We are no longer required to estimate and accrue a liability associated with the redemption of rewards issued to our customers under the new agreement. The ongoing costs of our credit card customer loyalty program are recorded as a reduction in non-interest revenue, card fees in our Consolidated Statement of Income.
          Previously, we recorded the liability associated with our credit card customer loyalty program rewards in the period in which our customers became entitled to redeem the rewards. We estimated the liability using the expected future redemption rate and applied the cost of expected redemptions. Our estimate of the expected redemption rate was based on statistical analysis of past customer behaviour. The costs of our credit card customer loyalty program were recorded as a reduction in non-interest revenue, card fees in our Consolidated Statement of Income. The liability was included in other liabilities in our Consolidated Balance Sheet.
Change in Accounting Estimate
During the year ended October 31, 2007, we increased the liability for future customer redemptions related to our loyalty rewards program in Personal and Commercial Banking Canada’s MasterCard business. The impact of this change on our Consolidated Statement of Income for the year ended October 31, 2007 was a reduction in non-interest revenue, card fees of $185 million, a decrease in the provision for income taxes of $65 million and a decrease in net income of $120 million.

Note 17: Restructuring Charge
On January 31, 2007, we recorded a restructuring charge of $135 million in our Consolidated Statement of Income. The objectives of the restructuring were to enhance customer service by directing spending and resources to front-line sales and service improvements, creating more efficient processes and systems and continuing to accelerate the pace of growth.
          The charge related to the elimination of approximately 1,000 positions primarily in non-customer-facing areas across all support functions and business groups. Of the charge, $117 million related to severance-related costs, $11 million was associated with premises-related charges and $7 million related to other costs.
          Premises-related charges included lease cancellation payments for those locations where we legally extinguished our lease obligation, as well as the carrying value of abandoned assets.
          We engaged a professional services firm to provide us with strategic and organizational advice with respect to the restructuring initiatives. A charge of $7 million for these services was included in the restructuring charge.
          On October 31, 2007, we recorded an additional restructuring charge of $40 million in our Consolidated Statement of Income. The additional charge relates to the elimination of approximately 400 positions across all support functions and business groups and is all severance-related.
          The restructuring charges were recorded in the Corporate Services operating group. The actions under the restructuring program were completed in 2007 and 2008.
          During the year ended October 31, 2008, we changed our estimate for restructuring, resulting in an $8 million reduction in the original accrual ($16 million reduction in 2007). Severance-related charges were less than originally anticipated due to higher levels of attrition and redeployment within the Bank.

	Severance-	Premises-
	related	related
(Canadian $ in millions)	charges	charges	Other	Total

Opening balance	$117	$11	$7	$135
Paid in the year	(46)	(10)	(7)	(63)
Reversal in the year	(15)	(1)	–	(16)
Additional charge in the year	40	–	–	40

Balance as at October 31, 2007	96	–	–	96
Paid in the year	(45)	–	–	(45)
Reversal in the year	(8)	–	–	(8)

Balance as at October 31, 2008	$43	$–	$–	$43

  BMO Financial Group 191st Annual Report 2008  |  131

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 18: Subordinated Debt
Subordinated debt represents our direct unsecured obligations, in the form of notes and debentures, to our debt holders and forms part of our regulatory capital. The rights of the holders of our notes and debentures are subordinate to the claims of depositors and certain other creditors. We require approval from OSFI before we can redeem any part of our subordinated debt.
          During the year ended October 31, 2008, we issued Series F Medium-Term Notes, Tranche 1, totalling $900 million. We redeemed all of our 5.75% Debentures, Series A Medium-Term Notes, Tranche 2, due 2013, totalling $150 million. The debentures were redeemed at a redemption price of 100% of the principal amount plus unpaid accrued interest to the redemption date. During the year ended October 31, 2007, we issued Series D Medium-Term Notes, Tranche 2, totalling $1.2 billion. We redeemed our $150 million Series 22 Debentures. Our US$300 million 7.80% Notes matured. There were no gains or losses on any of our redemptions.
          During the year ended October 31, 2007, we issued $800 million of innovative subordinated debentures, BMO Trust Subordinated Notes (BMO TSNs – Series A), through BMO Subordinated Notes Trust (“SN Trust”). SN Trust is a variable interest entity which we are not required to consolidate (see Note 9); therefore, the BMO TSNs – Series A issued by SN Trust are not reported in our Consolidated Balance Sheet. SN Trust used the proceeds of the issuance to purchase a senior deposit note from us which is reported as a business and government deposit liability in our Consolidated Balance Sheet. All of the BMO TSNs – Series A will be exchanged automatically, without the consent of the holders, into our Series E Subordinated Notes upon the occurrence of specific events, such as a wind-up of Bank of Montreal, a regulatory requirement to increase capital, violations of regulatory capital requirements or changes to tax legislation.
          We have guaranteed the payments of principal, interest and redemption price, if any, and any other amounts on the BMO TSNs – Series A when they become due and payable. This guarantee is subordinate to our deposit liabilities and all other liabilities, except for other guarantees, obligations or liabilities that are designated as ranking either equally with or subordinate to the subordinated indebtedness.
          The senior deposit note bears interest at an annual rate of 5.90% and will mature on September 26, 2022.

The term to maturity and repayments of our subordinated debt required over the next five years and thereafter are as follows:

				Redeemable
(Canadian $ in millions,			Interest	at our option						Over	2008		2007
except as noted)	Face value	Maturity date	rate (%)	beginning in	1 year	2 years	3 years	4 years	5 years	5 years	Total		Total

Debentures Series 12	$140	December 2008	10.85	December 1998	$140	$–	$–	$–	$–	$–	$140		$140
Debentures Series 16	$100	February 2017	10.00	February 2012(1)	–	–	–	–	–	100	100		100
Debentures Series 20	$150	December 2025 to 2040	8.25	not redeemable	–	–	–	–	–	150	150		150
Series A Medium-Term Notes
Tranche 2	$150	February 2013	5.75	redeemed	–	–	–	–	–	–	–		150
Series C Medium-Term Notes
Tranche 1	$500	January 2015	4.00	January 2010 (2)	–	–	–	–	–	500	500		500
Tranche 2	$500	April 2020	4.87	April 2015 (3)	–	–	–	–	–	500	500		500
Series D Medium-Term Notes
Tranche 1	$700	April 2021	5.10	April 2016 (4)	–	–	–	–	–	700	700		700
Tranche 2	$1,200	June 2017	5.20	June 2012 (5)	–	–	–	–	–	1,200	1,200		1,200
Series F Medium-Term Notes
Tranche 1	$900	March 2023	6.17	March 2018 (6)	–	–	–	–	–	900	900		–

					$140	$–	$–	$–	$–	$4,050	$4,190	(7)	$3,440	(7)
BMO Trust Subordinated Notes Series A	$800	September 2022	5.75	September 2017 (8)	–	–	–	–	–	800	800		800

Total					$140	$–	$–	$–	$–	$4,850	$4,990		$4,240

(1)	Redeemable at the greater of par and the Canada Yield Price after their redemption date of February 20, 2012 until their maturity date of February 20, 2017.

(2)	Redeemable at the greater of par and the Canada Yield Price prior to January 21, 2010, and redeemable at par commencing January 21, 2010.

(3)	Redeemable at the greater of par and the Canada Yield Price prior to April 22, 2015, and redeemable at par commencing April 22, 2015.

(4)	Redeemable at the greater of par and the Canada Yield Price prior to April 21, 2016, and redeemable at par commencing April 21, 2016.

(5)	Redeemable at the greater of par and the Canada Yield Price prior to June 21, 2012, and redeemable at par commencing June 21, 2012.

(6)	Redeemable at the greater of par and the Canada Yield Price prior to March 28, 2018, and redeemable at par commencing March 28, 2018.

(7)	Certain subordinated debt amounts recorded on our Consolidated Balance Sheet include quasi fair value adjustments that increase their value by $125 million ($6 million in 2007) as they are part of fair value hedges (see Note 10).

(8)	Redeemable at the greater of par and the Canada Yield Price prior to September 26, 2017, and redeemable at par commencing September 26, 2017.

Please refer to the offering circular related to each of the above issues for further details on Canada Yield Price calculations and definitions of Government of Canada Yield.

132  |  BMO Financial Group 191st Annual Report 2008

Note 19: Capital Trust Securities
We issue BMO Capital Trust Securities (“BOaTS”) through our consolidated subsidiary BMO Capital Trust (the “Trust”). The proceeds of the BOaTS are used to purchase mortgages. Upon consolidation the BOaTS are reported in our Consolidated Balance Sheet either as non-controlling interest in subsidiaries or as capital trust securities, depending on the terms of the BOaTS.
          Holders of the BOaTS are entitled to receive semi-annual non-cumulative fixed cash distributions as long as we declare dividends on our preferred shares, or if no such shares are outstanding, on our common shares in accordance with our ordinary dividend practice. The terms of the BOaTS are as follows:

				Redemption date	Conversion date
		Distribution		At the option	At the option	Principal amount
(Canadian $ in millions, except Distribution)	Distribution dates	per BOaTS(3)		of the Trust	of the holder	2008	2007

Capital Trust Securities
Series A	June 30, December 31	$34.52		December 31, 2005	December 31, 2010	$350	$350
Series B	June 30, December 31	33.24		June 30, 2006	June 30, 2011	400	400
Series C	June 30, December 31	33.43		December 31, 2006	June 30, 2012	400	400

						1,150	1,150

Non-Controlling Interest
Series D	June 30, December 31	$27.37	(1)	December 31, 2009		600	600
Series E	June 30, December 31	23.17	(2)	December 31, 2010		450	450

						1,050	1,050

Total Capital Trust Securities						$2,200	$2,200

(1)	After December 31, 2014, the distribution will be at the Bankers’ Acceptance Rate plus 1.5%.
(2)	After December 31, 2015, the distribution will be at the Bankers’ Acceptance Rate plus 1.5%.
Redemption by the Trust
On or after the redemption dates indicated above, and subject to the prior approval of OSFI, the Trust may redeem the BOaTS in whole without the consent of the holders.
Conversion by the Holders
On or after the conversion dates indicated above, the BOaTS Series A, B and C may be exchanged for our Class B Preferred shares, Series 7, 8 and 9, respectively, at the option of the holders.

(3)	Distribution is paid on each trust security which has a par value of $1,000.
Automatic Exchange
The BOaTS Series A, B, C, D and E will each be automatically exchanged for 40 of our Class B Preferred shares, Series 7, 8, 9, 11 and 12, respectively, without the consent of the holders on the occurrence of specific events such as a wind-up of Bank of Montreal, a regulatory requirement to increase capital or violations of regulatory capital requirements.

Note 20: Interest Rate Risk
We earn interest on interest bearing assets and we pay interest on interest bearing liabilities. We also have derivative instruments, such as interest rate swaps and interest rate options, whose values are sensitive to changes in interest rates. To the extent that we have assets, liabilities and derivative instruments maturing or repricing at different points in time, we are exposed to interest rate risk.
Interest Rate Gap Position
The determination of the interest rate sensitivity or gap position by necessity encompasses numerous assumptions. It is based on the earlier of the repricing date or maturity date of assets, liabilities and derivatives used to manage interest rate risk.
          The gap position presented is as at October 31 of each year. It represents the position outstanding at the close of the business day and may change significantly in subsequent periods based on customer behaviour and the application of our asset and liability management policies.
The assumptions for the year ended October 31, 2008 were as follows:
Assets
Fixed term assets, such as residential mortgage loans and consumer loans, are reported based upon the scheduled repayments and estimated prepayments that reflect expected borrower behaviour.
          Trading and underwriting (mark-to-market) assets and interest bearing assets on which the customer interest rate changes with the prime rate or other short-term market rates are reported in the zero to three months category.
          Fixed rate and non-interest bearing assets with no defined maturity are reported based upon expected account balance behaviour.
Liabilities
Fixed rate liabilities, such as investment certificates, are reported at scheduled maturity with estimated redemptions that reflect expected depositor behaviour.
          Interest bearing deposits on which the customer interest rate changes with the prime rate or other short-term market rates are reported in the zero to three months category.
          Fixed rate and non-interest bearing liabilities with no defined maturity are reported based upon expected account balance behaviour.
Capital
Common shareholders’ equity is reported as non-interest sensitive.
Yields
Yields are based upon the effective interest rates for the assets or liabilities on October 31, 2008.

  BMO Financial Group 191st Annual Report 2008  |  133

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  Interest Rate Gap Position
  (Canadian $ in millions)

				Total	Effective		Effective		Effective	Non-
	0 to 3	4 to 6	7 to 12	within	interest	1 to 5	interest	Over 5	interest	interest
As at October 31	months	months	months	1 year	rate (%)	years	rate (%)	years	rate (%)	sensitive	Total

Canadian Dollar
Assets
Cash resources	$(3,467)	$–	$–	$(3,467)	1.67	$303	–	$–	–	$(1,309)	$(4,473)
Securities	51,434	670	689	52,793	3.93	5,640	3.60	48	4.70	158	58,639
Securities borrowed or purchased under resale agreements	15,285	47	–	15,332	2.79	–	–	–	–	–	15,332
Loans	70,530	3,533	5,997	80,060	4.28	25,329	5.23	2,649	5.83	10,599	118,637
Other assets	(417)	(365)	(306)	(1,088)	n/a	3,550	–	–	–	2,733	5,195

Total assets	133,365	3,885	6,380	143,630		34,822		2,697		12,181	193,330

Liabilities and Shareholders’ Equity
Deposits	64,879	7,058	14,827	86,764	1.79	45,971	4.09	4,558	5.31	–	137,293
Securities sold but not yet purchased	13,769	–	–	13,769	4.51	–	–	–	–	–	13,769
Securities lent or sold under repurchase agreements	18,535	–	137	18,672	2.65	–	–	–	–	–	18,672
Other liabilities	(13,777)	70	266	(13,441)	n/a	2,130	n/a	1,050	n/a	10,599	338
Subordinated debt, Capital trust securities and Preferred share liability	515	–	–	515	4.18	2,950	5.13	2,250	5.24	–	5,715
Shareholders’ equity	218	–	–	218	n/a	1,100	n/a	250	n/a	15,975	17,543

Total liabilities and shareholders’ equity	84,139	7,128	15,230	106,497		52,151		8,108		26,574	193,330

Asset/liability gap position	49,226	(3,243)	(8,850)	37,133		(17,329)		(5,411)		(14,393)	–

Notional amounts of derivatives	(37,973)	806	6,968	(30,199)		23,624		6,575		–	–

Total Canadian dollar interest rate gap position
2008	$11,253	$(2,437)	$(1,882)	$6,934		$6,295		$1,164		$(14,393)	$–
2007	(1,024)	419	4,787	4,182		7,958		251		(12,391)	–

U.S. Dollar and Other Currencies
Assets
Cash resources	$21,619	$1,821	$612	$24,052	0.71	$1,413	–	$206	–	$(93)	$25,578
Securities	33,672	1,109	1,268	36,049	3.08	4,208	4.89	1,208	7.08	34	41,499
Securities borrowed or purchased under resale agreements	12,689	–	–	12,689	1.41	–	–	12	–	–	12,701
Loans	47,868	2,602	3,657	54,127	4.42	11,936	6.24	1,568	5.65	694	68,325
Other assets	68,108	744	1,136	69,988	n/a	2,541	n/a	–	n/a	2,088	74,617

Total assets	183,956	6,276	6,673	196,905		20,098		2,994		2,723	222,720

Liabilities and Shareholders’ Equity
Deposits	91,487	8,313	7,115	106,915	2.51	11,609	2.12	1,853	1.46	–	120,377
Securities sold but not yet purchased	5,023	–	–	5,023	2.56	–	–	–	–	–	5,023
Securities lent or sold under repurchase agreements	13,820	–	–	13,820	1.15	–	–	–	–	–	13,820
Other liabilities	81,140	66	133	81,339	n/a	1,106	n/a	–	n/a	694	83,139
Shareholders’ equity	–	–	–	–	n/a	361	n/a	–	n/a	–	361

Total liabilities and shareholders’ equity	191,470	8,379	7,248	207,097		13,076		1,853		694	222,720

Asset/liability gap position	(7,514)	(2,103)	(575)	(10,192)		7,022		1,141		2,029	–

Notional amounts of derivatives	5,519	–	(241)	5,278		(4,284)		(994)		–	–

Total U.S. dollar and other currencies interest rate gap position
2008	$(1,995)	$(2,103)	$(816)	$(4,914)		$2,738		$147		$2,029	$–
2007	(8,343)	(2,236)	(202)	(10,781)		7,887		1,083		1,811	–

Certain comparative figures have been reclassified to conform with the current year’s presentation.

n/a – not applicable

134  |  BMO Financial Group 191st Annual Report 2008

Note 21: Share Capital

Outstanding
(Canadian $ in millions, except as noted)			2008				2007				2006
			Dividends				Dividends				Dividends
	Number		declared		Number		declared		Number		declared
	of shares	Amount	per share		of shares	Amount	per share		of shares	Amount	per share

Preferred Shares – Classified as Liabilities
Class B – Series 4 (1)	–	$–		$–	–	$–		$0.91	8,000,000	$200		$1.20
Class B – Series 6 (2)	10,000,000	250		1.19	10,000,000	250		1.19	10,000,000	250		1.19

		250				250				450

Preferred Shares – Classified as Equity
Class B – Series 5	8,000,000	$200		$1.33	8,000,000	$200		$1.33	8,000,000	$200		$1.33
Class B – Series 10	12,000,000	396	US$	1.49	12,000,000	396	US$	1.49	12,000,000	396	US$	1.49
Class B – Series 13	14,000,000	350		1.13	14,000,000	350		0.96	–	–		–
Class B – Series 14	10,000,000	250		1.48	10,000,000	250		–	–	–		–
Class B – Series 15	10,000,000	250		0.94	–	–		–	–	–		–
Class B – Series 16	12,000,000	300		0.55	–	–		–	–	–		–

		1,746				1,196				596

Common Shares	506,044,982	4,773		$2.80	498,562,702	4,411		$2.71	500,726,079	4,231		$2.26

Treasury Shares	(1,469,949)	(65)		n/a	–	–		n/a	–	–		n/a

Share Capital		$6,454				$5,607				$4,827

(1)	Redeemed in 2007.

(2)	Redeemed on November 25, 2008.
n/a – not applicable

Preferred Shares
We are authorized by our shareholders to issue an unlimited number of Class A Preferred shares and Class B Preferred shares without par value, in series, for unlimited consideration. Class B Preferred shares may be issued in a foreign currency.
          During the year ended October 31, 2008, we issued the following preferred shares:
•	10,000,000 5.8% Non-Cumulative Perpetual Class B Preferred shares, Series 15, at a price of $25.00 per share, representing an aggregate issue price of $250 million.
•	12,000,000 5.2% Non-Cumulative 5-year Rate Reset Class B Preferred shares, Series 16, at a price of $25.00 per share, representing an aggregate issue price of $300 million.
During the year ended October 31, 2007, we issued the following preferred shares:
•	14,000,000 4.5% Non-Cumulative Perpetual Class B Preferred shares, Series 13, at a price of $25.00 per share, representing an aggregate issue price of $350 million.
•	10,000,000 5.25% Non-Cumulative Perpetual Class B Preferred shares, Series 14, at a price of $25.00 per share, representing an aggregate issue price of $250 million.
During the year ended October 31, 2007, we redeemed all of our 8,000,000 Non-Cumulative Class B Preferred shares, Series 4, at a price of $25.00 per share plus any declared and unpaid dividends to the date of redemption. This represented an aggregate redemption price of approximately $200 million.
Preferred Share Rights and Privileges
Class B – Series 4 shares were redeemed during the year ended October 31, 2007. The shares carried a non-cumulative quarterly dividend of $0.30 per share.
Class B – Series 5 shares are redeemable at our option starting February 25, 2013 for $25.00 cash per share, and are not convertible. The shares carry a non-cumulative quarterly dividend of $0.33125 per share.
Class B – Series 6 shares were redeemable at our option starting November 25, 2005 for $25.00 cash per share, plus a premium if we redeemed the shares before November 25, 2007, or an equivalent value of our common shares. The shares were redeemed on November 25, 2008.
Class B – Series 10 shares are redeemable at our option starting February 25, 2012 for US$25.00 cash per share, and are convertible at our option starting February 25, 2012 into our common shares. The shares carry a non-cumulative quarterly dividend of US$0.371875 per share.
Class B – Series 13 shares are redeemable at our option starting February 25, 2012 for $25.00 cash per share, plus a premium if we redeem the shares before February 25, 2016. The shares carry a non-cumulative quarterly dividend of $0.28125 per share.
Class B – Series 14 shares are redeemable at our option starting November 25, 2012 for $25.00 cash per share, plus a premium if we redeem the shares before November 25, 2016. The shares carry a non-cumulative quarterly dividend of $0.328125 per share.
Class B – Series 15 shares are redeemable at our option starting May 25, 2013 for $25.00 cash per share, plus a premium if we redeem the shares before May 25, 2017. The shares carry a non-cumulative quarterly dividend of $0.3625 per share.
Class B – Series 16 shares are redeemable at our option on August 25, 2013 and every five years thereafter for $25.00 cash per share. If the shares are not redeemed on the redemption dates, investors have the option to convert the shares into Class B – Series 17 Preferred shares and, if converted, have the option to convert back to Series 16 Preferred shares on subsequent redemption dates. The Series 16 shares carry a non-cumulative quarterly dividend of $0.325 per share until August 25, 2013. Dividends payable after August 25, 2013 on the Series 16 and Series 17 Preferred shares will be set based on prevailing market rates plus a predetermined spread.
Common Shares
We are authorized by our shareholders to issue an unlimited number of our common shares, without par value, for unlimited consideration. Our common shares are not redeemable or convertible. Dividends are declared by us on a quarterly basis and the amount can vary from quarter to quarter.
Normal Course Issuer Bid
On September 8, 2008, we commenced a normal course issuer bid, effective for one year. Under this bid, we may repurchase up to 15,000,000 common shares, approximately 3% of our outstanding common shares.

  BMO Financial Group 191st Annual Report 2008  |  135

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          We participated in a normal course issuer bid during the period from September 6, 2007 to September 7, 2008 under which we were able to repurchase up to 25,000,000 common shares, approximately 5% of our common shares then outstanding.
          During the year ended October 31, 2008, we did not repurchase any common shares. During the year ended October 31, 2007, we repurchased 7,621,600 shares at an average cost of $68.80 per share, totalling $524 million. During the year ended October 31, 2006, we repurchased 5,919,400 shares at an average cost of $63.58 per share, totalling $376 million.
Issuances Exchangeable into Common Shares
One of our subsidiaries, Bank of Montreal Securities Canada Limited (“BMSCL”), has issued various classes of non-voting shares that can be exchanged at the option of the holder for our common shares, based on a formula. If all of these BMSCL shares had been converted into our common shares, up to 263,397, 270,657 and 327,863 of our common shares would have been needed to complete the exchange as at October 31, 2008, 2007 and 2006, respectively.
Share Redemption and Dividend Restrictions
OSFI must approve any plan to redeem any of our preferred share issues for cash.
           We are prohibited from declaring dividends on our preferred or common shares when we would be, as a result of paying such a dividend, in contravention of the capital adequacy, liquidity or any other regulatory directives issued under the Bank Act. In addition, common share dividends cannot be paid unless all dividends declared and payable on our preferred shares have been paid or sufficient funds have been set aside to do so.
          In addition, we have agreed that if BMO Capital Trust (the “Trust”), one of our subsidiaries, fails to pay any required distribution on its capital trust securities, we will not declare dividends of any kind on any of our preferred or common shares for a period of time following the Trust’s failure to pay the required distribution (as defined in the capital trust securities’ prospectuses) unless the Trust first pays such distribution to the holders of its capital trust securities (see Note 19).
Shareholder Dividend Reinvestment and Share Purchase Plan
We offer a dividend reinvestment and share purchase plan for our shareholders. Participation in the plan is optional. Under the terms of the plan, cash dividends on common shares are reinvested to purchase additional common shares. Shareholders also have the opportunity to make optional cash payments to acquire additional common shares. We may issue these common shares at an average of the closing prices of our common shares on the Toronto Stock Exchange based on the five trading days prior to the last business day of the month or we may purchase them on the open market at market prices. During the year ended October 31, 2008, we issued a total of 2,413,244 common shares (1,626,374 in 2007) under the plan.
Potential Share Issuances
As at October 31, 2008, we had reserved 3,228,679 common shares for potential issuance in respect of our Shareholder Dividend Reinvestment and Share Purchase Plan and 4,983,517 common shares in respect of the exchange of certain shares of BMSCL. We also have reserved 20,051,854 common shares for the potential exercise of stock options, as further described in Note 23.
Treasury Shares
When we purchase our common shares as part of our trading business, we record the cost of those shares as a reduction in shareholders’ equity. If those shares are resold at a value higher than their cost, the premium is recorded as an increase in contributed surplus. If those shares are resold at a value below their cost, the discount is recorded as a reduction first to contributed surplus and then to retained earnings for any amounts in excess of total contributed surplus related to treasury shares.

Note 22: Capital Management
Our capital management framework is designed to maintain a level of capital that: meets our target regulatory capital ratios; meets our internal assessment of required economic capital; is consistent with our targeted credit ratings; underpins our operating groups’ business strategies; and builds long-term shareholder value.
           Our approach includes establishing limits, goals and performance measures for the management of balance sheet positions, risk levels and minimum capital amounts, as well as issuing and redeeming capital instruments to obtain the most cost-effective capital structure possible.
           Effective November 1, 2007, a new regulatory capital management framework was implemented in Canada. The new framework, Basel II, replaced Basel I, the framework utilized for the past 20 years. Basel II is an improvement over Basel I in that it establishes regulatory capital requirements that are more sensitive to a bank’s risk profile.
           Tier 1 capital represents more permanent forms of capital, and primarily includes common shareholders’ equity, preferred shares and innovative hybrid instruments, less a deduction for goodwill and excess intangible assets and other deductions required under Basel II. Total capital includes Tier 1 and Tier 2 capital, net of certain deductions. Tier 2 capital is primarily comprised of subordinated debentures and the eligible portion of the general allowance for credit losses. Deductions from Tier 2 capital are primarily comprised of our investments in non-consolidated entities and substantial investments. Capital instruments are detailed in Notes 16,18, 19 and 21.
           The Tier 1 Capital Ratio, Total Capital Ratio and Assets-to-Capital Multiple are the primary capital measures monitored by our regulator.
•	The Tier 1 Capital Ratio is defined as Tier 1 capital divided by risk-weighted assets.
•	The Total Capital Ratio is defined as total capital divided by risk-weighted assets.
•	The Assets-to-Capital Multiple is calculated by dividing total assets, including specified off-balance sheet items net of other specified deductions, by total capital.

Basel II Regulatory Capital and Risk-Weighted Assets
(Canadian $ in millions, except as noted)	2008

Tier 1 Capital	$18,729
Tier 2 Capital	$4,592
Total Capital	$23,321
Total Risk-Weighted Assets	$191,608
Tier 1 Capital Ratio	9.77%
Total Capital Ratio	12.17%
Assets-to-Capital Multiple	16.42

Both our Tier 1 and Total Capital Ratios remain above OSFI’s stated minimum capital ratios of 7% and 10%, respectively, for a well-capitalized financial institution. Our Assets-to-Capital Multiple was 16.42 as at October 31, 2008. The multiple remains below the maximum permitted by OSFI.
           As a result of the implementation of Basel II in fiscal 2008, amounts reported for risk-weighted assets, capital and capital ratios are not comparable on a year-over-year basis.

136  |  BMO Financial Group 191st Annual Report 2008

Note 23: Employee Compensation – Stock-Based Compensation
We determine the fair value of stock options on their grant date and record this amount as compensation expense over the period that the stock options vest, with a corresponding increase to contributed surplus. When these stock options are exercised, we record the amount of proceeds, together with the amount recorded in contributed surplus, in share capital.
Stock Option Plan
We maintain a Stock Option Plan for designated officers, employees and directors. Options are granted at an exercise price equal to the closing price of our common shares on the day prior to the grant date. Options granted under the plan from 1995 to 1999 vested five fiscal years from November 1 of the year in which the options were granted to the officer or employee, if we had met certain performance targets. Options granted since 1999 vest 25% per year over a four-year period starting from their grant date. A portion of the options granted since 1999 can only be exercised once certain performance targets are met. All options expire 10 years from their grant date.

The following table summarizes information about our Stock Option Plan:

(Canadian $, except as noted)		2008		2007		2006
		Weighted-		Weighted-		Weighted-
	Number of	average	Number of	average	Number of	average
	stock options	exercise price	stock options	exercise price	stock options	exercise price

Outstanding at beginning of year	20,656,713	$41.55	23,254,639	$38.55	26,919,349	$35.86
Granted	1,442,833	59.14	1,229,500	68.96	1,390,700	63.04
Exercised	1,778,586	31.65	3,774,644	31.86	5,014,557	30.87
Forfeited/cancelled	2,700	50.23	43,882	54.42	37,053	46.77
Expired	262,558	42.63	8,900	19.93	3,800	15.50

Outstanding at end of year	20,055,702	43.68	20,656,713	41.55	23,254,639	38.55
Exercisable at end of year	14,332,077	37.69	15,585,532	36.01	17,947,453	34.35
Available for grant	2,985,056		4,116,301		2,047,729
Outstanding stock options as a percentage of outstanding shares	3.96%		4.14%		4.64%

Certain comparative figures have been reclassified to conform with the current year’s presentation.
Employee compensation expense related to this plan for the years ended October 31, 2008, 2007 and 2006 was $12 million, $11 million and $14 million before tax, respectively ($11 million, $10 million and $13 million after tax, respectively).
          The intrinsic value of a stock option grant is the difference between the current market price of our common shares and the strike price of the option. The aggregate intrinsic value of stock options outstanding at October 31, 2008, 2007 and 2006 was $104 million, $443 million and $719 million, respectively. The aggregate intrinsic value of stock options exercisable at October 31, 2008, 2007 and 2006 was $101 million, $421 million and $629 million, respectively.

Options outstanding and options exercisable as at October 31, 2008 and 2007 by range of exercise price were as follows:

(Canadian $, except as noted)					2008					2007
		Options outstanding		Options exercisable			Options outstanding		Options exercisable
		Weighted-					Weighted-
		average	Weighted-		Weighted-		average	Weighted-		Weighted-
	Number	remaining	average	Number	average	Number	remaining	average	Number	average
	of stock	contractual	exercise	of stock	exercise	of stock	contractual	exercise	of stock	exercise
Range of exercise prices	options	life (years)	price	options	price	options	life (years)	price	options	price

$20.01 to $30.00	2,227,815	1.0	$25.60	2,227,815	$25.60	2,492,855	2.0	$25.60	2,492,855	$25.60
$30.01 to $40.00	9,056,151	2.3	36.32	8,683,171	36.23	10,604,596	3.1	35.69	10,184,016	35.57
$40.01 to $50.00	1,991,004	4.2	41.16	1,720,703	40.90	2,019,800	4.8	40.95	1,855,104	40.96
$50.01 to $60.00	2,907,571	5.5	55.20	1,228,076	55.02	2,940,660	6.5	55.19	887,709	54.94
$60.01 and over	3,873,161	7.7	63.94	472,312	64.85	2,598,802	8.5	65.83	165,848	63.05

Certain comparative figures have been reclassified to conform with the current year’s presentation.
The following table summarizes nonvested stock option activity for the years ended October 31, 2008 and 2007:

(Canadian $, except as noted)		2008		2007
		Weighted-		Weighted-
	Number of	average grant	Number of	average grant
	stock options	date fair value	stock options	date fair value

Nonvested at beginning of year	5,071,181	$8.74	5,307,186	$8.89
Granted	1,442,833	8.24	1,229,500	7.56
Vested	790,389	10.61	1,442,754	8.25
Forfeited/cancelled	–	–	22,751	10.16

Nonvested at end of year	5,723,625	$8.36	5,071,181	$8.74

   BMO Financial Group 191st Annual Report 2008  |  137

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The following table summarizes further information about our Stock Option Plan:

(Canadian $ in millions, except as noted)	2008	2007	2006

Unrecognized compensation cost for nonvested stock option awards	$8	$10	$12
Weighted-average period over which it is recognized (in years)	2.7	2.6	3.0

Total intrinsic value of stock options exercised	$30	$138	$170
Cash proceeds from stock options exercised	$56	$120	$155
Actual tax benefits realized on stock options exercised	$14	$4	$14

We determine the fair value of options granted using a trinomial option pricing model. Expected volatility is based on the implied volatility from traded options on our share price and the historical volatility of our share price. The weighted-average fair value of options granted during the years ended October 31, 2008, 2007 and 2006 was $8.24, $7.56 and $10.17, respectively. The following weighted-average assumptions were used to determine the fair value of options on the date of grant:

	2008	2007	2006

Expected dividend yield	4.1%	4.2%	3.4%
Expected share price volatility	19.5%	15.6%	20.2%
Risk-free rate of return	4.0%	4.0%	4.0%
Expected period until exercise (in years)	7.3	7.4	7.2

Changes to the input assumptions can result in materially different fair value estimates.
Other Stock-Based Compensation Plans
Share Purchase Plan
 We offer our employees the option of directing a portion of their gross salary toward the purchase of our common shares. We match 50% of employee contributions up to 6% of their individual gross salaries. The shares in the employee share purchase plan are purchased on the open market and are considered outstanding for purposes of computing earnings per share. The dividends earned on our common shares held by the plan are used to purchase additional common shares on the open market.
          We account for our contribution as employee compensation expense when it is contributed to the plan.
           Employee compensation expense related to this plan for the years ended October 31, 2008, 2007 and 2006 was $41 million, $36 million and $35 million, respectively. There were 14,958,315, 13,148,902 and 12,852,477 common shares held in this plan for the years ended October 31, 2008, 2007 and 2006, respectively.
Mid-Term Incentive Plans
We offer mid-term incentive plans for executives and certain senior employees. Depending on the plan, these pay either a single cash payment at the end of the three-year period of the plan, or three annual cash payments in each of the three years of the plan. The amount of the payment is adjusted to reflect dividends and changes in the market value of our common shares. For the majority of executive and some senior employee grants, a portion of the incentive payment also varies based on performance targets driven by annualized total shareholder return compared with that of our competitors.
           Mid-term incentive plan units granted during the years ended October 31, 2008, 2007 and 2006 totalled 4,548,827, 3,210,864 and 3,387,493, respectively. We entered into agreements with third parties to assume most of our obligations related to these plans in exchange for cash payments of $267 million, $220 million and $202 million in the years ended October 31, 2008, 2007 and 2006, respectively. Amounts paid under these agreements were recorded in our Consolidated Balance Sheet in other assets and are recorded as employee compensation expense evenly over the period prior to payment to employees. Amounts related to units granted to employees who are eligible to retire are expensed at the time of grant. We no longer have any liability for the obligations transferred to third parties because any future payments required will be the responsibility of the third parties. The amount deferred and recorded in other assets in our Consolidated Balance Sheet totalled $135 million and $104 million as at October 31, 2008 and 2007, respectively. The deferred amount as at October 31, 2008 is expected to be recognized over a weighted-average period of 1.8 years (1.8 years in 2007). Employee compensation expense related to these plans for the years ended October 31, 2008, 2007 and 2006 was $239 million, $202 million and $185 million before tax, respectively ($160 million, $131 million and $119 million after tax, respectively).
          For the remaining obligations related to plans for which we have not entered into agreements with third parties, the amount of compensation expense is amortized over the period prior to payment to employees and adjusted to reflect the current market value of our common shares. The liability related to these plans as at October 31, 2008 and 2007 was $24 million and $19 million, respectively.
          Employee compensation expense related to plans for which we have not entered into agreements with third parties for the years ended October 31, 2008, 2007 and 2006 was $4 million, $10 million and $5 million before tax, respectively ($3 million, $7 million and $3 million after tax, respectively). We commenced economically hedging the impact of the change in the market value of our common shares in fiscal 2008 by entering into total return swaps with an external counter-party. Hedging gains (losses) of $(4) million before tax ($(3) million after tax) were recognized for the year ended October 31, 2008.
          A total of 9,900,297, 8,298,718 and 8,272,824 share units were outstanding for the years ended October 31, 2008, 2007 and 2006, respectively.
Deferred Incentive Plans
We offer deferred incentive plans for members of our Board of Directors, certain senior executives, and key employees in our BMO Capital Markets and Private Client Groups. Under these plans, fees, annual incentive payments and/or commissions can be deferred as stock units of our common shares. The amount of fees, deferred incentive payments and/or commissions is adjusted to reflect dividends and changes in the market value of our common shares.
          Depending on the plan, deferred incentive payments can be paid upon retirement or resignation, over the three-year period of the plan or at the end of the three-year period of the plan. The deferred incentive payments can be made in cash, shares or a combination of both.
          Employee compensation expense for these plans is recorded in the year the incentive payment and/or commission is earned. Changes in the amount of the incentive payments as a result of dividends and share price movements are recorded as employee compensation expense in the period of the change.
          Deferred incentive plan units granted during the years ended October 31, 2008, 2007 and 2006 totalled 379,034, 442,583 and 471,662, respectively. We have entered into derivative instrument contracts to hedge our exposure to these plans. Changes in the fair value of these derivatives are recorded as employee compensation expense in the period in which they arise.
          Liabilities related to these plans are recorded in other liabilities in our Consolidated Balance Sheet and totalled $136 million and $169 million as at October 31, 2008 and 2007, respectively.
          Employee compensation expense (recovery) related to these plans for the years ended October 31, 2008, 2007 and 2006 was $(46) million, $13 million and $33 million before tax, respectively ($(31) million, $8 million and $21 million after tax, respectively). Hedging gains (losses) of $(52) million, $6 million and $25 million before tax, respectively, were also recognized, resulting in net employee compensation expense of $6 million, $7 million and $8 million before tax, respectively ($4 million, $5 million and $5 million after tax, respectively).
          A total of 3,101,995, 2,686,903 and 2,542,696 deferred stock units were outstanding for the years ended October 31, 2008, 2007 and 2006, respectively.

138  |  BMO Financial Group 191st Annual Report 2008

Note 24: Employee Compensation – Pension and Other Employee Future Benefits
Pension and Other Employee Future Benefit Plans
We have a number of arrangements in Canada, the United States and the United Kingdom that provide pension and other employee future benefits to our retired and current employees.
          Pension arrangements include defined benefit statutory pension plans, as well as supplemental arrangements that provide pension benefits in excess of statutory limits. Generally, under these plans we provide retirement benefits based on an employee’s years of service and average annual earnings over a period of time prior to retirement. We are responsible for ensuring that the statutory pension plans have sufficient assets to pay the pension benefits upon retirement of employees. Voluntary contributions can be made by employees but are not required.
          We also provide defined contribution pension plans to employees in some of our subsidiaries. Under these plans, we are responsible for contributing a predetermined amount to a participant’s retirement savings, based on a percentage of that employee’s salary.
          We recognize the cost of our pension plans in employee compensation expense as the employees work for us.
          We also provide other employee future benefits, including health and dental care benefits and life insurance, for current and retired employees.
Pension and Other Employee Future Benefit Liabilities
We have two types of benefit liabilities: defined benefit pension liabilities and other employee future benefit liabilities. These benefit liabilities represent the amount of pension and other employee future benefits that our employees and retirees have earned as at year end.
          Our actuaries perform valuations of our benefit liabilities for pension and other employee future benefits as at October 31 of each year for our Canadian plans (September 30 for our U.S. plans), using the projected benefit method prorated on service, based on management’s assumptions about discount rates, rate of compensation increase, retirement age, mortality and health care cost trend rates. The discount rate is determined by management with reference to market conditions at year end. Other assumptions are determined with reference to long-term expectations.
Components of the change in our benefit liabilities year over year and our pension and other employee future benefit expense are as follows:
          Benefits earned by employees represent benefits earned in the current year. They are determined with reference to the current work-force and the amount of benefits to which employees will be entitled upon retirement, based on the provisions of our benefit plans.
          Interest cost on benefit liabilities represents the increase in the liabilities that results from the passage of time.
          Actuarial gains or losses may arise in two ways. First, each year our actuaries recalculate the benefit liabilities and compare them to those estimated as at the previous year end. Any differences that result from changes in assumptions or from plan experience being different from management’s expectations at the previous year end are considered actuarial gains or losses. Secondly, actuarial gains and losses arise when there are differences between expected and actual returns on plan assets.
          At the beginning of each year, we determine whether the unrecognized actuarial gain or loss is more than 10% of the greater of our plan asset or benefit liability balances. Any unrecognized actuarial gain or loss in excess of this 10% threshold is recognized in expense over the remaining service period of active employees. Amounts below the 10% threshold are not recognized in income.
          Plan amendments are changes in our benefit liabilities as a result of changes to provisions of the plans. These amounts are recognized in expense over the remaining service period of active employees.
          Expected return on assets represents management’s best estimate of the long-term rate of return on plan assets applied to the fair value of plan assets. We establish our estimate of the expected rate of return on plan assets based on the plan’s target asset allocation and estimated rates of return for each asset class. Estimated rates of return are based on expected returns from fixed income securities, which take into consideration bond yields. An equity risk premium is then applied to estimate equity returns. Returns from other asset classes are set to reflect the relative risks of these classes as compared to fixed income and equity assets. Differences between expected and actual returns on assets are included in our actuarial gain or loss balance, as described above.
          Settlements occur when benefit liabilities for plan participants are settled, usually through lump sum cash payments, and as a result we no longer have a liability to provide them with benefit payments in the future.
Funding of Pension and Other Employee
Future Benefit Plans
Our statutory pension plans in Canada, the United States and the United Kingdom are funded by us and the assets in these plans are used to pay benefits to retirees.
          Our supplementary pension plans in Canada are partially funded, while in the United States the plan is unfunded. Our other employee future benefit plans in the United States and Canada are partially funded. Pension and benefit payments related to these plans are either paid through the respective plan or paid directly by us.
           We measure the fair value of plan assets as at October 31 for our Canadian plans (September 30 for our U.S. plans). In addition to actuarial valuations for accounting purposes, we are required to prepare valuations for determining our pension contributions (our “funding valuation”). The most recent funding valuation for our main Canadian plan was performed as at October 31, 2008. We are required to file a funding valuation for that plan with OSFI at least every three years. An annual funding valuation is required for our U.S. statutory plan. The most recent valuation was performed as at January 1, 2008.

The benefit liability and the fair value of plan assets in respect of plans that are not fully funded are as follows:

(Canadian $ in millions)	Pension benefit plans			Other employee future benefit plans
	2008	2007	2006	2008	2007	2006

Accrued benefit liability	$3,407	$832	$955	$705	$908	$952
Fair value of plan assets	3,234	706	729	71	68	68

Unfunded benefit liability	$173	$126	$226	$634	$840	$884

  BMO Financial Group 191st Annual Report 2008  |  139

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Asset Allocations
The investment policy for the main Canadian pension plan assets is to have a diversified mix of quality investments that are expected to provide a superior real rate of return over the long term, while limiting performance volatility. Plan assets are rebalanced within ranges around target allocations. Allocations as at the end of each year and the target allocations for October 31 are as follows:

	Pension benefit plans (1)				Other employee future benefit plans
	Target	Actual	Actual	Actual	Target	Actual	Actual	Actual
	2008	2008	2007	2006	2008	2008	2007	2006

Equities	53%	45%	45%	43%	65%	65%	73%	65%
Fixed income investments	35%	44%	38%	41%	35%	35%	27%	33%
Other	12%	11%	17%	16%	–	–	–	2%

(1) Excludes the Canadian supplementary plan, whose assets are fully invested in fixed income investments.

Pension and Other Employee Future Benefit Expenses
Pension and other employee future benefit expenses are determined as follows:
(Canadian $ in millions, except as noted)			Pension benefit plans			Other employee future benefit plans
			2008	2007	2006	2008	2007	2006
Annual Benefits Expense
Benefits earned by employees			$141	$149	$137	$19	$22	$18
Interest cost on accrued benefit liability			236	217	208	51	49	46
Actuarial loss recognized in expense			10	59	82	12	18	14
Amortization of plan amendment costs			14	11	6	(8)	(7)	(7)
Expected return on plan assets			(298)	(277)	(253)	(6)	(5)	(5)

Annual benefits expense			103	159	180	68	77	66
Canada and Quebec pension plan expense			56	52	49	–	–	–
Defined contribution expense			9	13	10	–	–	–

Total annual pension and other employee future benefit expenses recognized in the Consolidated Statement of Income			$168	$224	$239	$68	$77	$66

The impact on annual benefits expense if we had recognized all costs and benefits as they arose
Total annual pension and other employee future benefit expenses recognized in the Consolidated Statement of Income			$168	$224	$239	$68	$77	$66
(Excess) shortfall of actual returns over expected returns on plan assets			1,422	(157)	(231)	20	(6)	(1)
(Excess) shortfall of actuarial (gains) losses amortized over actuarial (gains) losses arising			(842)	(328)	37	(276)	(78)	44
(Excess) shortfall of plan amendment costs amortized over plan amendment costs arising			(14)	44	(6)	8	(1)	7

Total pro forma annual pension and other employee future benefit expenses if we had recognized all costs and benefits during the year			$734	$(217)	$39	$(180)	$(8)	$116

Weighted-average assumptions used to determine benefit expenses
Estimated average service period of active employees (in years)			11	11	10	12	12	12
Discount rate at beginning of year			5.6%	5.1%	5.3%	5.5%	5.3%	5.5%
Expected long-term rate of return on plan assets			6.6%	6.6%	6.6%	8.0%	8.0%	8.0%
Rate of compensation increase			3.9%	3.8%	3.8%	3.9%	3.8%	3.8%
Assumed overall health care cost trend rate			n/a	n/a	n/a	7.1% (1)	7.5% (1)	7.7% (1)

(1)	Trending to 4.5% in 2013 and remaining at that level thereafter.

n/a – not applicable

140  |  BMO Financial Group 191st Annual Report 2008

Changes in the estimated financial positions of our pension benefit plans and other employee future benefit plans are as follows:

(Canadian $ in millions, except as noted)	Pension benefit plans			Other employee future benefit plans

	2008	2007	2006	2008	2007	2006

Benefit liability
Benefit liability at beginning of year	$4,082	$4,248	$4,013	$908	$952	$852
Opening adjustment for the inclusion of the United Kingdom plan	101	–	–	–	–	–
Benefits earned by employees	141	149	137	19	22	18
Interest cost on accrued benefit liability	236	217	208	51	49	46
Benefits paid to pensioners and employees	(228)	(218)	(202)	(26)	(32)	(18)
Voluntary employee contributions	7	6	6	–	–	–
(Gain) loss on the benefit liability arising from changes in assumptions	(832)	(269)	121	(264)	(60)	58
Plan settlement	(6)	–	–	–	–	–
Plan amendments (b)	–	55	–	–	(8)	–
Other, primarily foreign exchange	133	(106)	(35)	17	(15)	(4)

Benefit liability at end of year	$3,634	$4,082	$4,248	$705	$908	$952

Weighted-average assumptions used to determine the benefit liability
Discount rate at end of year	7.3%	5.6%	5.1%	7.3%	5.5%	5.3%
Rate of compensation increase	3.7%	3.9%	3.8%	3.7%	3.9%	3.8%
Assumed overall health care cost trend rate	n/a	n/a	n/a	7.4% (1)	7.1% (2)	7.5% (2)

Fair value of plan assets
Fair value of plan assets at beginning of year	$4,533	$4,339	$3,881	$68	$68	$66
Opening adjustment for the inclusion of the United Kingdom plan	80	–	–	–	–	–
Actual return on plan assets	(1,124)	434	484	(14)	11	6
Employer contributions	105	58	194	26	32	18
Voluntary employee contributions	7	6	6	–	–	–
Benefits paid to pensioners and employees	(228)	(218)	(202)	(26)	(32)	(18)
Settlement payments	(6)	–	–	–	–	–
Other, primarily foreign exchange	109	(86)	(24)	17	(11)	(4)

Fair value of plan assets at end of year	$3,476	$4,533	$4,339	$71	$68	$68

Plan funded status	$(158)	$451	$91	$(634)	$(840)	$(884)
Unrecognized actuarial loss (gain) (a)	1,129	537	1,034	(41)	211	299
Unrecognized cost (benefit) of plan amendments (b)	103	95	50	(38)	(46)	(45)

Net benefit asset (liability) at end of year	$1,074	$1,083	$1,175	$(713)	$(675)	$(630)

Recorded in:
Other assets	$1,121	$1,094	$1,195	$–	$–	$–
Other liabilities	(47)	(11)	(20)	(713)	(675)	(630)

Net benefit asset (liability) at end of year	$1,074	$1,083	$1,175	$(713)	$(675)	$(630)

The plans paid $3 million for the year ended October 31, 2008 ($3 million in 2007; $3 million in 2006) to us and certain of our subsidiaries for investment management, record-keeping, custodial and administrative services rendered on the same terms that we offer to our customers for these services. The plans did not hold any of our shares directly as at October 31, 2008, 2007 and 2006.
(1) Trending to 4.4% in 2018 and remaining at that level thereafter.
(2) Trending to 4.5% in 2013 and remaining at that level thereafter.
n/a – not applicable

(a) A continuity of our actuarial losses (gains) is as follows:

(Canadian $ in millions)	Pension benefit plans			Other employee future benefit plans

	2008	2007	2006	2008	2007	2006

Unrecognized actuarial loss at beginning of year	$537	$1,034	$1,234	$211	$299	$256
(Gain) loss on the benefit liability arising from changes in assumptions	(832)	(269)	121	(264)	(60)	58
Shortage (excess) of actual returns over expected returns on plan assets	1,422	(157)	(231)	20	(6)	(1)
Recognition in expense of a portion of the unrecognized actuarial loss	(10)	(59)	(82)	(12)	(18)	(14)
Impact of foreign exchange and other	12	(12)	(8)	4	(4)	–

Unrecognized actuarial loss (gain) at end of year	$1,129	$537	$1,034	$(41)	$211	$299

(b) A continuity of the unrecognized cost (benefit) of plan amendments is as follows:

(Canadian $ in millions)	Pension benefit plans			Other employee future benefit plans

	2008	2007	2006	2008	2007	2006

Unrecognized cost (benefit) of plan amendments at beginning of year	$ 95	$ 50	$ 57	$ (46)	$ (45)	$ (52)
Opening adjustment for the inclusion of the United Kingdom plan	21	–	–	–	–	–
Cost (benefit) of plan amendments initiated during the year	–	55	–	–	(8)	–
Recognition in expense of a portion of the unrecognized cost (benefit) of plan amendments	(14)	(11)	(6)	8	7	7
Impact of foreign exchange and other	1	1	(1)	–	–	–

Unrecognized cost (benefit) of plan amendments at end of year	$ 103	$ 95	$ 50	$ (38)	$ (46)	$ (45)

  BMO Financial Group 191st Annual Report 2008  |  141

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Sensitivity of Assumptions
Key weighted-average economic assumptions used in measuring the pension benefit liability, the other employee future benefit liability and related expenses are outlined in the adjoining table. The sensitivity analysis provided in the table should be used with caution as it is hypothetical and changes in each key assumption may not be linear. The sensitivities in each key variable have been calculated independently of changes in other key variables.
          Actual experience may result in changes in a number of key assumptions simultaneously. Changes in one factor may result in changes in another, which could amplify or reduce certain sensitivities.

			Other employee
		Pension	future benefits
	Benefit	Benefit	Benefit	Benefit
(Canadian $ in millions, except as noted)	liability	expense	liability	expense

Discount rate (%)	7.3	5.6	7.3	5.5
Impact of: 1% increase ($)	(379)	(14)	(82)	(3)
1% decrease ($)	461	16	97	4

Rate of compensation increase (%)	3.7	3.9	3.7	3.9
Impact of: 0.25% increase ($)	28	5	1	–
0.25% decrease ($)	(22)	(5)	(1)	–

Expected rate of return on assets (%)	n/a	6.6	n/a	8.0
Impact of: 1% increase ($)	n/a	(45)	n/a	(1)
1% decrease ($)	n/a	45	n/a	1

Assumed overall health care cost trend rate (%)	n/a	n/a	7.4 (1)	7.1 (2)
Impact of: 1% increase ($)	n/a	n/a	86	12
1% decrease ($)	n/a	n/a	(70)	(9)

(1)	Trending to 4.4% in 2018 and remaining at that level thereafter.
(2)	Trending to 4.5% in 2013 and remaining at that level thereafter.

n/a – not applicable

Cash Flows
Cash payments made by the Bank during the year in connection with our employee future benefit plans are as follows:

(Canadian $ in millions)	Pension benefit plans			Other employee future benefit plans
	2008	2007	2006	2008	2007	2006

Contributions to defined benefit plans	$90	$37	$179	$–	$–	$–
Contributions to defined contribution plans	9	13	10	–	–	–
Benefits paid directly to pensioners	15	21	15	26	32	18

Total	$114	$71	$204	$26	$32	$18

Our best estimate of the amounts we expect to contribute for the year ended October 31, 2009 is $307 million to our pension benefit plans and $35 million to our other employee future benefit plans.
Certain comparative figures have been reclassified to conform with the current year’s presentation.

Estimated Future Benefit Payments
Estimated future benefit payments in the next five years and thereafter are as follows:

	Pension	Other employee
(Canadian $ in millions)	benefit plans	future benefit plans

2009	$223	$35
2010	234	38
2011	248	41
2012	263	43
2013	275	45
2014–2018	1,586	279

Note 25: Income Taxes
We report our provision for income taxes in our Consolidated Statement of Income based upon transactions recorded in our consolidated financial statements regardless of when they are recognized for income tax purposes, with the exception of repatriation of retained earnings from our foreign subsidiaries, as noted below.
          In addition, we record income tax expense or benefit directly in shareholders’ equity when the taxes relate to amounts recorded in shareholders’ equity. For example, income tax expense (recovery) on hedging gains (losses) related to our net investment in foreign operations is recorded in shareholders’ equity as part of accumulated other comprehensive income (loss) on translation of net foreign operations.
          The future income tax balances included in other assets of $405 million and other liabilities of $nil as at October 31, 2008 ($235 million and $nil, respectively, in 2007) are the cumulative amount of tax applicable to temporary differences between the accounting and tax values of our assets and liabilities. Future income tax assets and liabilities are measured at the tax rates expected to apply when these differences reverse. Changes in future income tax assets and liabilities related to a change in tax rates are recorded in income in the period the tax rate change is substantively enacted. A valuation allowance is established to reduce future income tax assets to the amount more likely than not to be realized.

Components of Future Income Tax Balances
(Canadian $ in millions)	2008	2007

Future Income Tax Assets
Allowance for credit losses	$537	$374
Employee future benefits	215	233
Deferred compensation benefits	182	176
Other Comprehensive Income	22	67
Tax loss carryforwards	159	–
Other	4	13

Total future income tax assets	$1,119	$863

Future Income Tax Liabilities
Premises and equipment	$(206)	$(168)
Pension benefits	(335)	(356)
Intangible assets	(122)	(81)
Other	(51)	(23)

Total future income tax liabilities	$(714)	$(628)

Certain comparative figures have been reclassified to conform with the current year’s presentation.

142  |  BMO Financial Group 191st Annual Report 2008

The $159 million of future income tax assets relate to tax loss carry-forwards that will expire in 2028.
          Income that we earn in foreign countries through our branches or subsidiaries is generally subject to tax in those countries. We are also subject to Canadian taxation on the income earned in our foreign branches. Canada allows a credit for foreign taxes paid on this income. Upon repatriation of earnings from certain foreign

Provision for (Recovery of) Income Taxes
(Canadian $ in millions)	2008	2007	2006

Consolidated Statement of Income
Provision for (recovery of) income taxes
– Current	$(56)	$214	$872
– Future	(15)	(25)	(155)

	(71)	189	717
Shareholders’ Equity
Income tax expense (recovery) related to:
Unrealized gains (losses) on available-for-sale securities, net of hedging activities	(53)	19	–
Gains (losses) on cash flow hedges	204	(86)	–
Hedging of unrealized (gain) loss on translation of net foreign operations	(881)	575	156
Other	(7)	(37)	–

Total	$(808)	$660	$873

subsidiaries, we would be required to pay tax on certain of these earnings. As repatriation of such earnings is not planned in the foreseeable future, we have not recorded the related future income tax liability. The Canadian and foreign taxes that would be payable, at existing tax rates, if all of our foreign subsidiaries’ earnings were repatriated as at October 31, 2008, 2007 and 2006 are estimated to be $711 million, $599 million and $583 million, respectively.

Components of Total Provision for (Recovery of) Income Taxes
(Canadian $ in millions)	2008	2007	2006

Canada: Current income taxes
Federal	$(525)	$430	$494
Provincial	(217)	214	266

	(742)	644	760

Canada: Future income taxes
Federal	(16)	(70)	(110)
Provincial	(27)	(34)	(51)

	(43)	(104)	(161)

Total Canadian	(785)	540	599

Foreign: Current income taxes	(21)	133	268
Future income taxes	(2)	(13)	6

Total foreign	(23)	120	274

Total	$(808)	$660	$873

Certain 2007 comparative figures have been reclassified to conform with the current year’s presentation.

Set out below is a reconciliation of our statutory tax rates and income tax that would be payable at these rates to the effective income tax rates and provision for (recovery of) income taxes that we have recorded in our Consolidated Statement of Income:

(Canadian $ in millions, except as noted)		2008		2007		2006

Combined Canadian federal and provincial income taxes at the statutory tax rate	$648	32.7%	$838	35.0%	$1,206	34.9%
Increase (decrease) resulting from:
Tax-exempt income	(197)	(9.9)	(116)	(4.9)	(91)	(2.6)
Foreign operations subject to different tax rates	(317)	(16.0)	(428)	(17.9)	(271)	(7.8)
Change in tax rate for future income taxes	5	0.2	2	0.1	(3)	(0.1)
Intangible assets not deductible for tax purposes	9	0.4	10	0.4	10	0.2
Other (1)	(219)	(11.0)	(117)	(4.8)	(134)	(3.9)

Provision for (recovery of) income taxes and effective tax rate	$(71)	(3.6)%	$189	7.9%	$717	20.7%

(1)	Includes recovery of prior years’ income taxes in the amount of $160 million in 2008, $87 million in 2007 and $102 million in 2006.	Certain comparative figures have been reclassified to conform with the current year’s presentation.

Note 26: Earnings Per Share
Basic Earnings per Share
Our basic earnings per share is calculated by dividing our net income, after deducting total preferred share dividends, by the daily average number of fully paid common shares outstanding throughout the year.

Basic earnings per share
(Canadian $ in millions, except as noted)	2008	2007	2006

Net income	$1,978	$2,131	$2,663
Dividends on preferred shares	(73)	(43)	(30)

Net income available to common shareholders	$1,905	$2,088	$2,633

Average number of common shares outstanding (in thousands)	502,062	499,950	501,257

Basic earnings per share (Canadian $)	$3.79	$4.18	$5.25

Diluted Earnings per Share
Diluted earnings per share represents what our earnings per share would have been if instruments convertible into common shares that had the impact of reducing our earnings per share had been converted either at the beginning of the year for instruments that were outstanding all year or from the date of issue for instruments issued during the year.
Convertible Shares
In determining diluted earnings per share, we increase net income available to common shareholders by dividends paid on convertible preferred shares as these dividends would not have been paid if the shares had been converted at the beginning of the year. These dividends were less than $1 million for the years ended October 31, 2008, 2007 and 2006. Similarly, we increase the average number of common shares outstanding by the number of shares that would have been issued had the conversion taken place at the beginning of the year.
           Our Series 6 and 10 Class B Preferred shares, in certain circumstances, are convertible into common shares. These conversions are not included in the calculation of diluted earnings per share as we have the option to settle the conversion in cash instead of common shares.

  BMO Financial Group 191st Annual Report 2008  |   143

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Employee Stock Options
In determining diluted earnings per share, we increase the average number of common shares outstanding by the number of shares that would have been issued if all stock options with a strike price below the average share price for the year had been exercised. When performance targets have not been met, affected options are excluded from the calculation. We also decrease the average number of common shares outstanding by the number of our common shares that we could have repurchased if we had used the proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the year. We do not adjust for stock options with a strike price above the average share price for the year because including them would increase our earnings per share, not dilute it.

Diluted earnings per share
(Canadian $ in millions, except as noted)	2008	2007	2006

Net income available to common shareholders	$1,905	$2,088	$2,633

Average number of common shares outstanding (in thousands)	502,062	499,950	501,257

Convertible shares	263	271	328
Stock options potentially exercisable (1)	14,150	18,492	21,629
Common shares potentially repurchased	(9,778)	(10,099)	(12,041)

Average diluted number of common shares outstanding (in thousands)	506,697	508,614	511,173

Diluted earnings per share (Canadian $)	$3.76	$4.11	$5.15

(1)	In computing diluted earnings per share we excluded average stock options outstanding of 2,818,599, 317,266 and 174,485 with weighted-average exercise prices of $60.68, $67.89 and $63.14 for the years ended October 31, 2008, 2007 and 2006, respectively.

Note 27: Operating and Geographic Segmentation
Operating Groups
We conduct our business through operating groups, each of which has a distinct mandate. We determine our operating groups based on our management structure and therefore these groups, and results attributed to them, may not be comparable with those of other financial services companies. We evaluate the performance of our groups using measures such as net income, revenue growth, return on equity, net economic profit and non-interest expense-to-revenue (productivity) ratio, as well as cash operating leverage.
Personal and Commercial Banking
Personal and Commercial Banking (“P&C”) is comprised of two operating segments: Personal and Commercial Banking Canada and Personal and Commercial Banking U.S.
Personal and Commercial Banking Canada
Personal and Commercial Banking Canada (“P&C Canada”) offers a full range of consumer and business products and services, including: everyday banking, financing, investing, credit cards and insurance, as well as a full suite of commercial and capital markets products and financial advisory services, through a network of branches, telephone banking, online banking, mortgage specialists and automated banking machines.
Personal and Commercial Banking U.S.
Personal and Commercial Banking U.S. (“P&C U.S.”) offers a full range of products and services to personal and business clients in select U.S. Midwest markets through branches and direct banking channels such as telephone banking, online banking and a network of automated banking machines.
Private Client Group
Private Client Group (“PCG”) brings together all of our wealth management businesses. PCG serves a full range of client segments, from mainstream to ultra-high net worth, as well as select institutional market segments. We offer our clients a broad range of wealth management products and solutions, including full-service and online brokerage in Canada and private banking and investment products in Canada, the United States, United Kingdom and China.
BMO Capital Markets
BMO Capital Markets (“BMO CM”) combines all of our businesses serving corporate, institutional and government clients. In Canada and the United States, its clients span a broad range of industry sectors. BMO CM also serves clients in the United Kingdom, Europe, Asia and Australia. It offers clients complete financial solutions, including equity and debt underwriting, corporate lending and project financing, mergers and acquisitions advisory services, merchant banking, securitization, treasury and market risk management, debt and equity research and institutional sales and trading.
Corporate Services
Corporate Services includes the corporate units that provide expertise and governance support in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, economics, corporate marketing, human resources and learning. Operating results include revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings, and activities related to the management of certain balance sheet positions and our overall asset liability structure.
          Technology and Operations (“T&O”) manages, maintains and provides governance over our information technology, operations services, real estate and sourcing. T&O focuses on enterprise-wide priorities that improve quality and efficiency to deliver an excellent customer experience.
           Operating results for T&O are included with Corporate Services for reporting purposes. However, costs of T&O services are transferred to the three operating groups. As such, results for Corporate Services largely reflect the activities outlined above.
           Corporate Services also includes residual revenues and expenses representing the differences between actual amounts earned or incurred and the amounts allocated to operating groups.
Basis of Presentation
The results of these operating segments are based on our internal financial reporting systems. The accounting policies used in these segments are generally consistent with those followed in the preparation of our consolidated financial statements as disclosed in Note 1 and throughout the consolidated financial statements. Notable accounting measurement differences are the taxable equivalent basis adjustment and the provision for credit losses, as described below.
Taxable Equivalent Basis
We analyze net interest income on a taxable equivalent basis (“teb”) at the operating group level. This basis includes an adjustment which increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level that would incur tax at the statutory rate. The operating groups’ teb adjustments are eliminated in Corporate Services.
           Analysis on a teb basis neutralizes the impact of investing in tax-exempt or tax-advantaged securities rather than fully taxable securities with higher yields. It reduces distortions in net interest income related to the choice of tax-advantaged and taxable investments.

144  |  BMO Financial Group 191st Annual Report 2008

Provisions for Credit Losses
Provisions for credit losses are generally allocated to each group based on expected losses for that group over an economic cycle. Differences between expected loss provisions and provisions required under GAAP are included in Corporate Services.
Inter-Group Allocations
Various estimates and allocation methodologies are used in the preparation of the operating groups’ financial information. We allocate expenses directly related to earning revenue to the groups that earned the related revenue. Expenses not directly related to earning revenue, such as overhead expenses, are allocated to operating groups using allocation formulas applied on a consistent basis. Operating group net interest income reflects internal funding charges and credits on the groups’ assets, liabilities and capital, at market rates, taking into account relevant terms and currency considerations. The offset of the net impact of these charges and credits is reflected in Corporate Services.
Geographic Information
We operate primarily in Canada and the United States but we also have operations in the United Kingdom, Europe, the Caribbean and Asia, which are grouped in Other countries. We allocate our results by geographic region based on the location of the unit responsible for managing the related assets, liabilities, revenues and expenses, except for the consolidated provision for credit losses, which is allocated based upon the country of ultimate risk.

Our results and average assets, grouped by operating segment and geographic region, are as follows:

	P&C	P&C			Corporate			United	Other
(Canadian $ in millions)	Canada	U.S.	PCG	BMO CM	Services (1)	Total	Canada	States	countries

2008 (2)
Net interest income	$3,236	$748	$671	$1,179	$(747)	$5,087	$3,662	$1,110	$315
Non-interest revenue	1,801	242	1,396	1,233	446	5,118	3,951	1,181	(14)

Total Revenue	5,037	990	2,067	2,412	(301)	10,205	7,613	2,291	301
Provision for credit losses	341	43	4	117	825	1,330	340	942	48
Non-interest expense	2,790	802	1,477	1,752	73	6,894	5,011	1,710	173

Income before taxes and non-controlling interest in subsidiaries	1,906	145	586	543	(1,199)	1,981	2,262	(361)	80
Income taxes	586	49	191	(149)	(748)	(71)	199	(196)	(74)
Non-controlling interest in subsidiaries	–	–	–	–	74	74	55	19	–

Net Income	$1,320	$96	$395	$692	$(525)	$1,978	$2,008	$(184)	$154

Average Assets	$125,763	$26,924	$8,237	$233,873	$2,812	$397,609	$236,495	$129,260	$31,854

Goodwill (As at)	$105	$1,070	$349	$109	$2	$1,635	$424	$1,192	$19

2007 (2)
Net interest income	$3,066	$730	$612	$974	$(539)	$4,843	$3,615	$923	$305
Non-interest revenue	1,678	178	1,440	995	215	4,506	3,843	589	74

Total Revenue	4,744	908	2,052	1,969	(324)	9,349	7,458	1,512	379
Provision for credit losses	323	35	3	77	(85)	353	257	99	(3)
Non-interest expense	2,644	693	1,446	1,574	244	6,601	4,788	1,656	157

Income before taxes and non-controlling interest in subsidiaries	1,777	180	603	318	(483)	2,395	2,413	(243)	225
Income taxes	510	64	208	(99)	(494)	189	415	(199)	(27)
Non-controlling interest in subsidiaries	–	–	–	–	75	75	55	20	–

Net Income	$1,267	$116	$395	$417	$(64)	$2,131	$1,943	$(64)	$252

Average Assets	$119,164	$23,477	$7,091	$207,084	$3,759	$360,575	$216,572	$111,150	$32,853

Goodwill (As at)	$106	$628	$313	$91	$2	$1,140	$423	$717	$–

2006 (2)
Net interest income	$2,941	$739	$570	$773	$(279)	$4,744	$3,617	$981	$146
Non-interest revenue	1,639	166	1,324	2,007	105	5,241	3,697	1,375	169

Total Revenue	4,580	905	1,894	2,780	(174)	9,985	7,314	2,356	315
Provision for credit losses	314	30	3	79	(250)	176	179	(2)	(1)
Non-interest expense	2,569	678	1,363	1,612	131	6,353	4,526	1,695	132

Income before taxes and non-controlling interest in subsidiaries	1,697	197	528	1,089	(55)	3,456	2,609	663	184
Income taxes	537	80	187	237	(324)	717	560	171	(14)
Non-controlling interest in subsidiaries	–	–	–	–	76	76	55	21	–

Net Income	$1,160	$117	$341	$852	$193	$2,663	$1,994	$471	$198

Average Assets	$114,364	$21,890	$6,545	$161,811	$4,521	$309,131	$191,929	$90,317	$26,885

Goodwill (As at)	$93	$582	$323	$98	$2	$1,098	$410	$688	$–

(1)	Corporate Services includes Technology and Operations.

(2)	Operating groups report on a taxable equivalent basis – see Basis of Presentation section.
Prior years have been restated to give effect to the current year’s organizational structure and presentation changes.

  BMO Financial Group 191st Annual Report 2008  |  145

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 28: Related Party Transactions
Related parties include directors, executives and their affiliates, along with joint ventures and equity-accounted investees.
Directors, Executives and Their Affiliates
Effective September 1, 1999, new loans and mortgages were no longer available to executives at preferred rates, other than loans related to transfers we initiate. The transferee loan amounts outstanding under preferred rate mortgage loan agreements were $62 million and $68 million at October 31, 2008 and 2007, respectively. The interest earned on these loans is recorded in interest, dividend and fee income in our Consolidated Statement of Income.
          We provide certain banking services to our directors, executives and their affiliated entities. We offer these services on the same terms that we offer to our customers. Loans to directors, executives and their affiliates totalled $1 million and $10 million at October 31, 2008 and 2007, respectively.
Board of Directors Compensation
Stock Option Plan During the year ended October 31, 2002, we introduced a stock option plan for non-officer directors, the terms of which are the same as the plan for designated officers and employees described in Note 23. Options to purchase a total of 147,000 common shares were granted under the Non-Officer Director Stock Option Plan. The granting of options under this plan was discontinued effective November 1, 2003.
          Stock option expense for this plan is calculated in the same manner as employee stock option expense. It was included in other expenses in our Consolidated Statement of Income and was less than $1 million for the years ended October 31, 2008, 2007 and 2006.
Deferred Share Units
Members of our Board of Directors are required to take 100% of their annual retainers and other fees in the form of either our common shares (purchased on the open market) or deferred share units until such time as the directors’ shareholdings are greater than six times their annual retainers as directors. After this threshold is reached, directors are required to take at least 50% of their annual retainers in this form.
          Effective October 1, 2007, members of the Harris Financial Corp. Board of Directors are required to take a specified minimum amount of their annual retainers and other fees in the form of deferred share units.
          Deferred share units allocated under these deferred share unit plans are adjusted to reflect dividends and changes in the market value of our common shares. The value of these deferred share units will be paid upon termination of service as a director.
           Liabilities related to these plans are recorded in other liabilities in our Consolidated Balance Sheet and totalled $16 million and $18 million as at October 31, 2008 and 2007, respectively. The expense for these plans was included in other expenses in our Consolidated Statement of Income and totalled $4 million, $5 million and $2 million for the years ended October 31, 2008, 2007 and 2006, respectively.
Joint Ventures and Equity-Accounted Investees
We provide banking services to our joint ventures and equity-accounted investees on the same terms that we offer to our customers for these services.
          Our common share investment in a joint venture where we own 50% totalled $307 million at October 31, 2008 ($296 million in 2007), which was eliminated upon proportionate consolidation.
          Our investment in entities where we exert significant influence totalled $995 million as at October 31, 2008 ($962 million in 2007).
Employees
A select suite of customer loan and mortgage products is now offered to employees at rates normally accorded to preferred customers. We also offer employees a fee-based subsidy on annual credit card fees.

Note 29: Contingent Liabilities
(a) Legal Proceedings
In the bankruptcy of Adelphia Communications Corporation (“Adelphia”), the Official Committees of Unsecured Creditors and Equity Security Holders or their successor filed Complaints against Bank of Montreal and its indirect subsidiaries BMO Capital Markets Corp. (previously Harris Nesbitt Corp.) and BMO Capital Markets Financing, Inc. (the “BMO Defendants”), and approximately 380 other financial institutions. The Complaints allege various federal statutory and common law claims and seek an unspecified amount of compensatory and punitive damages, along with equitable relief. The actions are pending before the United States District Court for the Southern District of New York. As a result of the confirmation of various Adelphia plans of reorganization, a special purpose entity, the Adelphia Recovery Trust (“ART”), has succeeded the committees as the plaintiff in these actions (the “ART Litigation”).
          In addition, Bank of Montreal and BMO Capital Markets Corp. are two of many financial institutions named in civil actions brought by investors in Adelphia securities. The settlement of the most significant of these actions, a consolidated class action, was approved on March 27, 2008 by a federal appeals court and bars all future actions by Adelphia investors against Bank of Montreal and BMO Capital Markets Corp. The actions brought by two groups of plaintiffs that opted out of the class action settlement remain pending.
          In the ART Litigation, the District Court recently dismissed all of the ART’s bankruptcy-related and equitable claims against all defendants, and dismissed from the ART Litigation those institutions named as defendants in only those claims. The ART is expected to appeal that decision. The ART’s remaining statutory and common law claims name 48 financial institutions as defendants, including the BMO Defendants. Those claims are the subject of pending motions to dismiss.
          As these matters remain in various intermediate procedural stages, we are unable to determine the eventual outcome of these matters, but management believes that Bank of Montreal, BMO Capital Markets Corp. and BMO Capital Markets Financing, Inc. have strong defences to these claims and will vigorously defend against all such actions.
          BMO Nesbitt Burns Inc., an indirect subsidiary of Bank of Montreal, has been named as a defendant in several individual actions and proposed class actions in Canada brought on behalf of shareholders of Bre-X Minerals Ltd. (“Bre-X”). Two of the proposed class actions in Canada have been dismissed as to BMO Nesbitt Burns Inc. A proposed U.S. class action was dismissed as against BMO Nesbitt Burns Inc. in October 2005. BMO Nesbitt Burns Inc., Bank of Montreal and BMO Capital Markets Corp. (previously Harris Nesbitt Corp.) are also defendants in an individual action in the United States.
          Other defendants named in one or more of the actions referred to above include Bre-X, officers and directors of Bre-X, a mining consulting firm retained by Bre-X, Bre-X’s financial advisor and brokerage firms which sold Bre-X common stock. These actions are largely based on allegations of negligence and negligent and/or fraudulent misrepresentation in connection with the sale of Bre-X securities.
          As these matters are all in the early stages, we are unable to determine the eventual outcome of these matters, but management believes that BMO Nesbitt Burns Inc., Bank of Montreal and BMO Capital Markets Corp. have strong defences to these claims and will vigorously defend against all such actions.

146  |  BMO Financial Group 191st Annual Report 2008

           Following our disclosures of mark-to-market losses in our commodities trading businesses on April 27, 2007 and May 17, 2007 aggregating $680 million (pre-tax) as of April 30, 2007, we have received inquiries, requests for documents or subpoenas pertaining to those trading losses from securities, commodities, banking and law enforcement authorities. On November 18, 2008, a number of proceedings were commenced by these authorities against certain parties that were involved in the commodities trading losses. We are not a party to these proceedings. We are cooperating with all of these authorities.
           Bank of Montreal and its subsidiaries are party to other legal proceedings, including regulatory investigations, in the ordinary course of their businesses. While there is inherent difficulty in predicting the outcome of these proceedings, management does not expect the outcome of any of these other proceedings, individually or in the aggregate, to have a material adverse effect on the consolidated financial position or the results of operations of Bank of Montreal.
(b) Collateral
When entering into trading activities such as reverse repurchase agreements, securities borrowing and lending activities or financing and derivative transactions, we require our counterparty to provide us with collateral that will protect us from losses in the event of the counterparty’s default. The fair value of collateral that we are permitted to sell or repledge (in the absence of default by the owner of the collateral) was $27,411 million as at October 31, 2008 ($42,832 million in 2007). The fair value of financial assets accepted as collateral that we have sold or repledged was $23,196 million as at October 31, 2008 ($34,216 million in 2007).
           Collateral transactions are conducted under terms that are usual and customary in standard trading activities. If there is no default, the securities or their equivalent must be returned to the counterparty at the end of the contract.
(c) Pledged Assets
In the normal course of our business, we pledge assets as security for various liabilities that we incur. The following tables summarize our pledged assets, to whom they are pledged and in relation to what activity:

(Canadian $ in millions)	2008	2007

Cash resources	$684	$65
Securities
Issued or guaranteed by Canada	11,248	8,758
Issued or guaranteed by a Canadian province, municipality or school corporation	4,263	3,648
Other securities	21,467	17,441
Mortgages, securities borrowed or purchased under resale agreements and other	33,053	25,475

Total assets pledged	$70,715	$55,387

Excludes restricted cash resources disclosed in Note 2.

(Canadian $ in millions)	2008	2007

Assets pledged to: (1)
Clearing systems, payment systems and depositories	$1,898	$1,371
Bank of Canada	1,411	1,768
Foreign governments and central banks	1,624	1,381
Assets pledged in relation to:
Obligations related to securities lent or sold under repurchase agreements	26,052	24,837
Securities borrowing and lending	16,960	19,435
Derivative transactions	8,588	3,959
Mortgages	5,338	–
Other	8,844	2,636

Total	$70,715	$55,387

Excludes cash pledged with central banks disclosed as restricted cash in Note 2.

(1)	Includes assets pledged in order to participate in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions.

Note 30: Fair Value of Financial Instruments
We record trading assets and liabilities, derivatives, available-for-sale securities and securities sold but not yet purchased at fair value and other non-trading assets and liabilities at their original amortized cost less allowances or write-downs for impairment. Where there is no quoted market value, fair value is determined using a variety of valuation techniques and assumptions. The values are based upon the estimated amounts for individual assets and liabilities and do not include an estimate of the fair value of any of the legal entities or underlying operations that comprise our business.
           Fair value amounts disclosed represent point-in-time estimates that may change in subsequent reporting periods due to market conditions or other factors. Fair value represents our estimate of the amounts for which we could exchange the financial instruments with willing third parties who were interested in acquiring the instruments. In most cases, however, the financial instruments are not typically exchangeable or exchanged and therefore it is difficult to determine their fair value. In those cases, we have estimated fair value taking into account only changes in interest rates and credit risk that have occurred since we acquired them or entered into the underlying contracts. These calculations represent management’s best estimates based on a range of methodologies and assumptions; since they involve uncertainties, the fair values may not be realized in an actual sale or immediate settlement of the instruments.
           Interest rate changes are the main cause of changes in the fair value of our financial instruments.
Financial Instruments Whose Book Value
Approximates Fair Value
Fair value is assumed to equal book value for acceptance-related liabilities and securities lent or sold under repurchase agreements, due to the short-term nature of these assets and liabilities. Fair value is also assumed to equal book value for our cash resources, certain other assets and certain other liabilities.
Loans
In determining the fair value of our loans, we incorporate the following assumption:
•	For fixed rate and floating rate performing loans and customers’ liability under acceptances, we discount the remaining contractual cash flows, adjusted for estimated prepayment, at market interest rates currently offered for loans with similar terms.
The value of our loan balances determined using the above assumption is further reduced by the allowance for credit losses to determine the fair value of our loan portfolio.
Securities
The fair value of our securities, both trading and available-for-sale, by instrument type and the methods used to determine fair value are provided in Note 3.
Derivative Instruments
The methods used to determine the fair value of derivative instruments are provided in Note 10.

  BMO Financial Group 191st Annual Report 2008  |  147

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Deposits
In determining the fair value of our deposits, we incorporate the following assumptions:
•	For fixed rate, fixed maturity deposits, we discount the remaining contractual cash flows for these deposits, adjusted for expected redemptions, at market interest rates currently offered for deposits with similar terms and risks.

•	For fixed rate deposits with no defined maturities, we consider fair value to equal book value based on book value being equivalent to the amount payable on the reporting date.

•	For floating rate deposits, changes in interest rates have minimal impact on fair value since deposits reprice to market frequently. On that basis, fair value is assumed to equal book value.
Subordinated Debt, Capital Trust Securities
and Preferred Share Liability
The fair value of our subordinated debt, capital trust securities and preferred share liability is determined by referring to current market prices for similar instruments.
Set out in the following table are the amounts that would be reported if all of our financial instrument assets and liabilities were reported at their fair values.

(Canadian $ in millions)	2008			2007

			Fair value			Fair value
	Book	Fair	over (under)	Book	Fair	over (under)
	value	value	book value	value	value	book value

Assets
Cash resources	$21,105	$21,105	$–	$22,890	$22,890	$–
Securities	100,138	100,138	–	98,277	98,277	–
Loans
Residential mortgages	49,343	48,982	(361)	52,429	51,710	(719)
Consumer instalment and other personal	43,737	43,304	(433)	33,189	33,120	(69)
Credit cards	2,120	2,120	–	4,493	4,493	–
Businesses and governments	84,151	83,365	(786)	62,650	62,141	(509)
Securities borrowed or purchased under resale agreements	28,033	28,033	–	37,093	37,093	–

	207,384	205,804	(1,580)	189,854	188,557	(1,297)
Customers’ liability under acceptances	9,358	9,329	(29)	12,389	12,389	–
Allowance for credit losses	(1,747)	(1,747)	–	(1,055)	(1,055)	–

Total loans and customers’ liability under acceptances, net of allowance for credit losses	214,995	213,386	(1,609)	201,188	199,891	(1,297)
Derivative instruments	65,586	65,586	–	32,585	32,585	–
Premises and equipment	2,227	2,227	–	1,980	1,980	–
Goodwill	1,635	1,635	–	1,140	1,140	–
Intangible assets	204	204	–	124	124	–
Other assets	10,160	10,160	–	8,340	8,340	–

	$416,050	$414,441	$(1,609)	$366,524	$365,227	$(1,297)

Liabilities
Deposits	$257,670	$257,562	$(108)	$232,050	$232,202	$152
Derivative instruments	60,048	60,048	–	33,584	33,584	–
Acceptances	9,358	9,358	–	12,389	12,389	–
Securities sold but not yet purchased	18,792	18,792	–	25,039	25,039	–
Securities lent or sold under repurchase agreements	32,492	32,492	–	31,263	31,263	–
Other liabilities	14,071	13,938	(133)	12,055	12,023	(32)
Subordinated debt	4,315	4,128	(187)	3,446	3,491	45
Capital trust securities	1,150	1,162	12	1,150	1,198	48
Preferred share liability	250	250	–	250	250	–
Shareholders’ equity	17,904	17,904	–	15,298	15,298	–

	$416,050	$415,634	$(416)	$366,524	$366,737	$213

Total fair value adjustment			$(1,193)			$(1,510)

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Note 31:	Reconciliation of Canadian and United States Generally Accepted Accounting Principles
We prepare our consolidated financial statements in accordance with GAAP in Canada, including interpretations of GAAP by OSFI.
          We have included the significant differences that would result if United States GAAP were applied in the preparation of our Consolidated Statement of Income, Consolidated Statement of
Comprehensive Income, Consolidated Balance Sheet and Consolidated Statement of Accumulated Other Comprehensive Loss. We have not included our Consolidated Statement of Cash Flows as the differences are immaterial.

148  |  BMO Financial Group 191st Annual Report 2008

Condensed Consolidated Statement of Income
For the Year Ended October 31 (Canadian $ in millions, except per share amounts)				2008	2007	2006

Net income, as reported under Canadian GAAP				$1,978	$2,131	$2,663

Adjustments to arrive at United States GAAP:
Net Interest Income – Liabilities and equity (i)				91	99	99
Non-Interest Revenue – Merchant banking (j)				(2)	7	(21)
– Fair value option (a)				–	(8)	–
– Derivatives (c)				–	–	(32)
– Reclassification from trading securities to available-for-sale securities (n)				(183)	–	–
Non-Interest Expense – Stock-based compensation (d)				(5)	(17)	(31)
– Software development costs (e)				(1)	(42)	(42)
– Pension and related benefits (b)				6	–	4
– Goodwill and other assets (f)				5	5	5
Income taxes and net change in income taxes (g) (including adjustments due to items listed above)				58	19	40
Non-controlling interest in subsidiaries (i)				(79)	(79)	(79)

Net income based on United States GAAP				$1,868	$2,115	$2,606

Earnings per share: basic – Canadian GAAP net income				$3.79	$4.18	$5.25
– United States GAAP net income				3.57	4.14	5.14

Earnings per share: diluted – Canadian GAAP net income				$3.76	$4.11	$5.15
– United States GAAP net income				3.54	4.08	5.04

Consolidated Statement of Comprehensive Income
For the Year Ended October 31 (Canadian $ in millions)				2008	2007	2006

Total Comprehensive Income, as reported under Canadian GAAP				$3,260	$1,435	$2,486

Adjustments to arrive at United States GAAP:
Net income adjustments, as per Condensed Consolidated Statement of Income				(110)	(16)	(57)
Unrealized holding gains on available-for-sale securities, net of hedging activities (k) (1)				–	–	151
Realized gains on available-for-sale securities recognized in net income (k) (2)				–	–	(94)
Unrealized losses on derivatives designated as cash flow hedges (c) (3)				–	–	(71)
Net losses on derivatives designated as cash flow hedges recognized in net income (c) (4)				–	–	(5)
Unrealized gain (loss) on translation of net foreign operations, net of hedging activities (f)				(12)	9	5
Unrealized gain on reclassification from trading securities to available-for-sale securities (n) (5)				123	–	–
Pension and other employee future benefits (b) (6)				(254)	(486)	6

Total Comprehensive Income based on United States GAAP				$3,007	$942	$2,421

(1)  Net of income taxes of $82 million in 2006.
(2)  Net of income taxes of $51 million in 2006.
(3)  Net of income taxes of $38 million in 2006.
(4)  Net of income taxes of $3 million in 2006.
(5)  Net of income taxes of $60 million in 2008.
(6)  Net of income taxes of $102 million in 2008, $279 million in 2007 and $3 million in 2006.

Condensed Consolidated Balance Sheet
As at October 31 (Canadian $ in millions)	2008			2007

	Canadian	Increase	United States	Canadian	Increase	United States
	GAAP	(Decrease)	GAAP	GAAP	(Decrease)	GAAP

Assets
Cash Resources (m)	$21,105	$(2,321)	$18,784	$22,890	$(1,994)	$20,896
Securities – Trading (l,n)	66,032	(1,856)	64,176	70,773	(505)	70,268
– Available-for-sale (h,l,n)	32,115	931	33,046	26,010	2,225	28,235
– Other (j,l)	1,991	(99)	1,892	1,494	(97)	1,397
Loans and customers’ liability under acceptances, net of the allowance for credit losses (m)	214,995	2,321	217,316	201,188	1,994	203,182
Derivative instruments (c)	65,586	–	65,586	32,585	–	32,585
Premises and equipment (e,f)	2,227	(5)	2,222	1,980	(3)	1,977
Goodwill (f)	1,635	(42)	1,593	1,140	(33)	1,107
Intangible assets (f)	204	(5)	199	124	(8)	116
Other assets (b,d,l)	10,160	7,506	17,666	8,340	7,629	15,969

Total Assets	$416,050	$6,430	$422,480	$366,524	$9,208	$375,732

Liabilities and Shareholders’ Equity
Deposits (a)	$257,670	$–	$257,670	$232,050	$8	$232,058
Derivative instruments (c)	60,048	–	60,048	33,584	–	33,584
Acceptances	9,358	–	9,358	12,389	–	12,389
Securities sold but not yet purchased	18,792	–	18,792	25,039	–	25,039
Securities lent or sold under repurchase agreements	32,492	–	32,492	31,263	–	31,263
Other liabilities (b,h,i,l,n)	14,071	8,448	22,519	12,055	10,963	23,018
Subordinated debt	4,315	–	4,315	3,446	–	3,446
Capital trust securities (i)	1,150	(1,150)	–	1,150	(1,150)	–
Preferred share liability (i)	250	(250)	–	250	(250)	–
Shareholders’ equity (b,d,e,f,g,i,j,n)	17,904	(618)	17,286	15,298	(363)	14,935

Total Liabilities and Shareholders’ Equity	$416,050	$6,430	$422,480	$366,524	$9,208	$375,732

BMO Financial Group 191st Annual Report 2008  |  149

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Accumulated Other Comprehensive Loss
For the Year Ended October 31 (Canadian $ in millions)	2008	2007

Total Accumulated Other Comprehensive Loss, as reported under Canadian GAAP	$(251)	$(1,533)

Adjustments to arrive at United States GAAP:
Unrealized gain on translation of net foreign operations, net of hedging activities (f)	29	41
Unrealized gain on reclassification from trading securities to available-for-sale securities (n)	123	–
Pension and other employee future benefits (b)	(772)	(518)

Total Accumulated Other Comprehensive Loss based on United States GAAP	$(871)	$(2,010)

(a) Fair Value Option
Effective November 1, 2006, we adopted a new Canadian accounting standard which allows us to elect to measure financial instruments that would not otherwise be accounted for at fair value as trading instruments, with changes in fair value recorded in income provided they meet certain criteria. Financial instruments must have been designated on November 1, 2006, when the standard was adopted, or when new financial instruments were acquired, and the designation is irrevocable.
          Effective November 1, 2007, we adopted the new United States accounting standard which allows us to elect to report selected financial assets and liabilities at fair value. The new standard eliminated a difference between Canadian and United States GAAP.
(b) Pension and Other Employee Future Benefits
Effective October 31, 2007, United States GAAP requires us to recognize the excess of the fair value of our plan assets compared to the corresponding benefit obligation as an asset and the shortfall of the fair value of our plan assets compared to the corresponding benefit obligation as a liability. This is done on a plan-by-plan basis. The offsetting adjustment is recorded in Accumulated Other Comprehensive Income. This new guidance replaces the United States GAAP requirement to recognize an additional minimum pension liability in cases where the obligation, calculated without taking salary increases into account, exceeds the fair value of plan assets at year end. There is no change in the calculation of the pension and other employee future benefits expense. Under Canadian GAAP, there is no similar requirement.
          Under both Canadian and United States GAAP, both pension and other employee future benefits are recorded in our Consolidated Statement of Income in the period services are provided by our employees. The corresponding obligations are valued using current market rates. Under Canadian GAAP, prior to November 1, 2000, pension benefits were recorded in our Consolidated Statement of Income in the period services were provided by our employees, with the corresponding obligation valued using management’s best estimate of the long-term rate of return on plan assets, while other employee future benefits were expensed as incurred. Effective November 1, 2000, we adopted a new Canadian accounting standard on pension and other employee future benefits that eliminated the difference between Canadian and United States GAAP. When we adopted this new standard, we accounted for the change in accounting as a charge to retained earnings. As a result, there will continue to be an adjustment to our Consolidated Statement of Income until amounts previously deferred under United States GAAP have been fully amortized to income.
(c) Derivatives
Under both Canadian and United States GAAP, hedging derivatives are recorded at fair value in our Consolidated Balance Sheet. Changes in the fair value of hedging derivatives are either offset in our Consolidated Statement of Income against the change in the fair value of the hedged asset, liability or firm commitment, or are recorded in Accumulated Other Comprehensive Income until the hedged item is recorded in our Consolidated Statement of Income. If the change in the fair value of the derivative is not completely offset by the change in the fair value of the item it is hedging, the difference is recorded immediately in our Consolidated Statement of Income.
          Prior to November 1, 2006, hedging derivatives were accounted for on an accrual basis, with gains or losses deferred and recorded in income on the same basis as the underlying hedged item under Canadian GAAP. Canadian GAAP changed on November 1, 2006 to eliminate this difference.
(d) Stock-based Compensation
Effective November 1, 2005, under United States GAAP, stock-based compensation granted to employees who are eligible to retire was expensed at the time of grant. We adopted this new standard prospectively, beginning with grants issued in fiscal 2006. We retroactively adopted new Canadian accounting guidance on stock-based compensation during the year ended October 31, 2006, which conformed with the United States accounting standard. Due to the differences in the methods of adoption, there will continue to be an adjustment to our Consolidated Statement of Income until the stock-based compensation granted prior to November 1, 2005 has been fully amortized.
(e) Software Development Costs
Under United States GAAP, costs of internally developed software are required to be capitalized and amortized over the expected useful life of the software. Under Canadian GAAP, prior to November 1, 2003, only costs paid to third parties related to internally developed software were capitalized and amortized over the expected useful life of the software. Effective November 1, 2003, we adopted a new Canadian accounting standard that eliminated this difference for software development costs incurred after October 31, 2003. There will continue to be an adjustment to our Consolidated Statement of Income until software development costs capitalized prior to fiscal 2004 are fully amortized.
(f) Goodwill and Other Assets
Under United States GAAP, our acquisition of Suburban Bancorp, Inc. in 1994 would have been accounted for using the pooling of interests method. Under Canadian GAAP, we accounted for this acquisition using the purchase method, which resulted in the recognition and amortization of goodwill and other intangible assets associated with the acquisition. Effective November 1, 2001, goodwill is no longer amortized to income under either United States or Canadian GAAP. The remaining difference relates to the amortization of intangible assets under Canadian GAAP.
(g) Income Taxes
In addition to the tax impact of differences outlined above, under United States GAAP, tax rate changes do not impact the measurement of our future income tax balances until they are passed into law. Under Canadian GAAP, tax rate changes are recorded in income in the period the tax rate change is substantively enacted.
(h) Non-Cash Collateral
Under United States GAAP, non-cash collateral received in security lending transactions that we are permitted by contract to sell or repledge is recorded as an asset in our Consolidated Balance Sheet and a corresponding liability is recorded for the obligation to return the collateral. Under Canadian GAAP, such collateral and the related obligation are not recorded in our Consolidated Balance Sheet. As a result of this difference, available-for-sale securities and other liabilities have been increased by $931 million and $2,225 million for the years ended October 31, 2008 and 2007, respectively.

150  |   BMO Financial Group 191st Annual Report 2008

(i) Liabilities and Equity
Under United States GAAP, certain of our preferred shares and capital trust securities that are ultimately convertible into a variable number of our common shares at the holder’s option are classified as equity and non-controlling interest, with payments recognized as dividends and minority interest, respectively. Under Canadian GAAP, preferred shares and capital trust securities with this conversion feature are classified as liabilities, with payments recognized as interest expense.
(j) Merchant Banking Investments
Under United States GAAP, our merchant banking subsidiaries account for their investments at cost or under the equity method. Under Canadian GAAP, these subsidiaries account for their investments at fair value, with changes in fair value recorded in income as they occur.
(k) Available-for-Sale Securities
Under both Canadian and United States GAAP, we have designated as available-for-sale all of our securities other than trading securities, loan substitute securities and investments in corporate equity where we exert significant influence but not control. Available-for-sale securities are carried at fair value, with any unrealized gains or losses recorded in other comprehensive income unless impaired. Other than temporary impairment and realized gains and losses are recorded in income. Prior to November 1, 2006, under Canadian GAAP, investment securities were carried at cost or amortized cost. Canadian GAAP changed on November 1, 2006 to eliminate this difference.
(l) Accounting for Securities Transactions
Under United States GAAP, securities transactions are recognized in our Consolidated Balance Sheet when we enter into the transaction. Under Canadian GAAP, securities transactions are recognized in our Consolidated Balance Sheet when the transaction is settled.
(m) Bankers’ Acceptances
Under United States GAAP, bankers’ acceptances purchased from other banks are classified as loans. Under Canadian GAAP, bankers’ acceptances purchased from other banks are recorded as cash resources (deposits with banks) in our Consolidated Balance Sheet.
(n) Reclassification from Trading Securities to Available-for-Sale Securities
During the year ended October 31, 2008, we adopted new Canadian accounting guidance which allows, in rare circumstances, certain reclassifications of non-derivative financial assets from the trading category to either the available-for-sale or held-to-maturity categories. This new guidance is consistent with United States GAAP, except that United States GAAP requires that the reclassification be recorded on the date the transfer is completed. We elected to transfer securities from trading to available-for-sale for which we had a change in intent caused by current market circumstances to hold the securities for the foreseeable future rather than to exit or trade them in the short term. The Canadian accounting guidance was applicable on a retroactive basis to August 1, 2008 for us and the transfers took place at the fair value of the securities on August 1, 2008. We reclassified these securities under United States GAAP effective October 31, 2008. This difference will reverse as these securities are sold.
Changes in Accounting Policy
Accounting for Uncertainty in Income Taxes
Effective November 1, 2007, we adopted the new guidance issued by the Financial Accounting Standards Board (“FASB”) on the accounting for uncertainty in income taxes recognized in an entity’s financial statements. This interpretation clarifies that an entity’s tax benefits recognized in tax returns must be more likely than not of being sustained on audit prior to recording the related tax benefit in the financial statements. The new standard did not have any impact on our consolidated financial statements as our current policy on accounting for income tax was consistent with this guidance.
Fair Value Measurement
Effective November 1, 2007, we adopted the new FASB accounting standard which clarifies the definition of fair value applicable under all United States accounting standards, with some limited exceptions. The standard establishes a single definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. The objective of the standard is to increase consistency, reliability and comparability in fair value measurements, and to enhance disclosures to help users of financial statements assess the effects of the fair value measurements used in financial reporting. The framework provides a hierarchy for reliably determining fair value based on the definition in the standard. The new standard did not have any impact on our consolidated financial statements as our current policy on fair value measurement was consistent with this guidance.
Future Changes in Accounting Policy
Offsetting of Amounts Related to Certain Contracts
The FASB has issued guidance which discusses the appropriateness of offsetting certain amounts in multiple contracts with a single counter-party. This standard is effective November 1, 2008. Our current policy on offsetting is consistent with this guidance.
Convertible Debt Instruments
The FASB has issued guidance on the accounting for convertible debt instruments that may be settled in cash (or other assets) upon conversion, including partial cash settlement. Instruments classified as debt are within the scope of this new standard, which requires the liability and equity components to be accounted for separately. This accounting treatment differs from current accounting requirements, which generally treat convertible debt securities that may be cash-settled solely as debt. This standard is effective November 1, 2008. This standard will not impact the Bank as all of our convertible preferred shares and capital trust securities are classified as equity under United States GAAP.
Non-controlling Interests in Consolidated Financial Statements
The FASB has issued a new standard which clarifies that a non-controlling interest in a subsidiary should be reported as equity in the consolidated financial statements. In addition, the amount of consolidated net income attributed to the parent and to the non-controlling interest should be clearly presented on the consolidated statement of income. Currently, we report non-controlling interests in Other Liabilities on our Consolidated Balance Sheet. This standard is effective November 1, 2009. The CICA is expected to release a new standard that will eliminate the presentation difference between Canadian and United States GAAP. This standard is expected to be effective for the Bank on November 1, 2011 with earlier adoption permitted.
Business Combinations
The FASB has issued a new standard on business combinations. The new standard retains the purchase method of accounting for all business combinations. The new standard requires the acquirer to recognize the assets acquired, liabilities assumed and any non-controlling interest in the acquiree at their fair values as of the acquisition date. Under Canadian GAAP, the assets acquired and liabilities assumed are adjusted only for the acquirer’s share of the fair value. Non-controlling interests are recorded at their share of the carrying values recorded in the accounting records of the acquiree. This standard is effective for business combinations with an acquisition date on or after November 1, 2009. The CICA is expected to release a new standard that will eliminate any differences between Canadian and United States GAAP. This standard is expected to be effective for the Bank on November 1, 2011, with earlier adoption permitted.

BMO Financial Group 191st Annual Report 2008  |  151

Principal Subsidiaries

Book value of
Entities in which the Bank owns more than 50% of the issued		shares owned by the Bank
and outstanding voting shares as at October 31, 2008	Head office	(Canadian $ in millions)

4197569 Canada Inc.	Toronto, Canada	2
Bank of Montreal Assessoria e Serviços Ltda.	Rio de Janeiro, Brazil	–
Bank of Montreal Capital Markets (Holdings) Limited	London, England	93
BMO Capital Markets Limited	London, England
Pyrford International Limited	London, England
Bank of Montreal Finance Ltd.	Toronto, Canada	42
Bank of Montreal Global Capital Solutions Ltd.	Calgary, Canada	12
Bank of Montreal Holding Inc.	Calgary, Canada	17,925
Bank of Montreal Holding Enterprise Inc.	Calgary, Canada
Bank of Montreal Holding Investments Inc.	Calgary, Canada
Bank of Montreal Securities Canada Limited	Toronto, Canada
BMO Nesbitt Burns Corporation Limited	Montreal, Canada
BMO Nesbitt Burns Inc. and subsidiaries	Toronto, Canada
BMO Holding Finance, LLC	Wilmington, United States
BMO Investments Inc. and subsidiaries	Toronto, Canada
BMO Investments Limited	Hamilton, Bermuda
Bank of Montreal (Barbados) Limited	St. Michael, Barbados
Bank of Montreal Insurance (Barbados) Limited	St. Michael, Barbados
BMO InvestorLine Inc.	Toronto, Canada
BMO Nesbitt Burns Trading Corp. S.A.	Münsbach, Luxembourg
BMO Service Inc.	Calgary, Canada
Bank of Montreal Ireland plc	Dublin, Ireland	1,632
Bank of Montreal Mortgage Corporation	Calgary, Canada	1,878
BMO Mortgage Corp.	Vancouver, Canada
BMRI Realty Investments	Toronto, Canada
Bay Street Number Twenty-Nine Ltd.	Wilmington, United States	–
BMO Capital Corporation	Toronto, Canada	81
BMO Funding, L.P.	Chicago, United States	199
BMO (NS) Investment Company and subsidiary	Halifax, Canada
BMO GP Inc.	Toronto, Canada	–
BMO Ireland Finance Company	Dublin, Ireland	606
BMO Life Insurance Company	Toronto, Canada	87
BMO Nevada LP	Chicago, United States	220
BMO (NS) Capital Funding Company and subsidiary	Halifax, Canada
BMO Private Equity (Canada) Inc.	Toronto, Canada	111
BMO Equity Partners Fund Inc. and subsidiaries	Toronto, Canada
BMO Equity Partners Management Inc.	Toronto, Canada
BMO Nesbitt Burns Employee Co-Investment Fund I Management (Canada) Inc. and subsidiaries	Toronto, Canada
BMO Trust Company	Toronto, Canada	685
Guardian Group of Funds Ltd. and subsidiaries	Toronto, Canada
BMO (US) Lending, LLC	Chicago, United States	216
Harris Financial Corp.	Wilmington, United States	6,587
BMO Capital Markets Corp.	Wilmington, United States
BMO Capital Markets Equity Group (U.S.), Inc. and subsidiaries	Wilmington, United States
BMO Capital Markets Financing, Inc.	Dover, United States
BMO Capital Markets GKST Inc.	Chicago, United States
BMO Financial, Inc.	Wilmington, United States
BMO Financial Products Corp.	Chicago, United States
BMO Global Capital Solutions, Inc.	Chicago, United States
Harris Bancorp Insurance Services, Inc.	Chicago, United States
Harris Bankcorp, Inc.	Chicago, United States
Community Financial Services, LLC	Milwaukee, United States
Harris Central N.A.	Roselle, United States
Harris Investment Management, Inc. and subsidiary	Chicago, United States
Harris Investor Services, Inc.	Chicago, United States
Harris Life Insurance Company	Scottsdale, United States
Harris National Association and subsidiaries	Chicago, United States
Harris Trade Services Limited	Hong Kong, China
The Harris Bank N.A.	Scottsdale, United States
Harris RIA Holdings, Inc. and subsidiaries	Wilmington, United States

The above is a list of all our directly held subsidiaries, as well as their directly held subsidiaries, and thereby includes all of our major operating subsidiaries. The book values of the subsidiaries shown represent the total common and preferred equity value of our holdings or our partnership interest where appropriate.
We own 100% of the voting shares of the above subsidiaries except for Bank of Montreal Finance Ltd., of which we own 50.01%.
We own 100% of the outstanding non-voting shares of subsidiaries except for Bank of Montreal Securities Canada Limited, of which we own 98.9% of the outstanding non-voting shares.

152  |  BMO Financial Group 191st Annual Report 2008